     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          IMPSAT FIBER NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      4899
                              (PRIMARY INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   52-1910372
                                 (IRS EMPLOYER
                             IDENTIFICATION NUMBER)

                           ALFEREZ PAREJA 256 (1107)
                            BUENOS AIRES, ARGENTINA
                                (5411) 4300-4007
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                MAURICIO J. KLAU
                                IMPSAT USA, INC.
                            2040 NORTH DIXIE HIGHWAY
                          WILTON MANORS, FLORIDA 33305
                                 (954) 779-7171
 (NAME, ADDRESS, INCLUDING ZIP CODE, TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                       AGENT FOR SERVICE FOR REGISTRANT)
                            ------------------------
                    Please send copies of communications to:

                             NEIL M. GOODMAN, ESQ.
                                ARNOLD & PORTER
                            555 TWELFTH STREET, N.W.
                          WASHINGTON, D.C. 20004-1202
                                 (202) 942-5191

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
    As soon as possible after the Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                  PROPOSED         PROPOSED
                                                                  MAXIMUM          MAXIMUM
                                                  AMOUNT          OFFERING        AGGREGATE        AMOUNT OF
TITLE OF EACH CLASS OF                            TO BE          PRICE PER         OFFERING       REGISTRATION
SECURITIES TO BE REGISTERED                     REGISTERED        UNIT(1)          PRICE(1)           FEE
----------------------------------------------------------------------------------------------------------------
13 3/4% Senior Notes due 2005..............    $300,000,000        $95.00        $285,000,000       $75,240
----------------------------------------------------------------------------------------------------------------
Total......................................    $300,000,000        $95.00        $285,000,000       $75,240
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 457(f) under the Securities Act of 1933, the registration fee has been calculated based on the average of the bid and asked prices in the PORTAL market on April 10, 2000 of the 13 3/4% Senior Notes due 2005 of the Company, for which the securities registered hereby will be exchanged.
                               ------------------
     THE REGISTRANTS HEREBY AMEND THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This registration statement covers the registration of $300,000,000 principal amount of 13 3/4% Senior Notes due 2005, referred to herein as the new notes, of IMPSAT Fiber Networks, Inc. that may be exchanged for equal principal amounts of its outstanding 13 3/4% Senior Notes due 2005, referred to herein as the old notes. Use of the term "the notes" in this prospectus shall refer to both the old notes and the new notes. The complete prospectus relating to the exchange offer follows immediately after this explanatory note.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 17, 2000

PROSPECTUS
                               OFFER TO EXCHANGE

                                all outstanding
                         13 3/4% Senior Notes due 2005

                                      for

                         13 3/4% Senior Notes due 2005

                                       of

                          IMPSAT Fiber Networks, Inc.

                            ------------------------

                            TERMS OF EXCHANGE OFFER

- We are offering to exchange the old notes that we sold in a private offering for new registered notes

- The exchange offer expires at 5:00 p.m., New York City time, on        , 2000,
  unless extended

- Tenders of old notes may be withdrawn any time prior to the expiration of the exchange offer

- All old notes that are validly tendered and not validly withdrawn will be exchanged

- We believe that the exchange of the old notes will not be a taxable exchange for U.S. federal income tax purposes

- The terms of the new notes we will issue in the exchange offer are identical to the old notes, except the new notes are not subject to transfer restrictions or entitled to registration rights as were the old notes
                                 THE NEW NOTES

     We will pay interest on the new notes on February 15 and August 15 of each year, beginning on August 15, 2000. The new notes will mature on February 15, 2005. We may redeem the new notes at any time by paying a "make-whole" premium, based on U.S. Treasury rates. In addition, before February 16, 2003, we may redeem up to 35% of the new notes at a redemption price of 113.750% of their principal amount plus accrued interest using proceeds of sales of certain kinds of our capital stock. See "Description of the Notes -- Optional Redemption."

                            ------------------------

      We have applied to list the notes on the Luxembourg Stock Exchange.

Investment in the new notes involves risk. See "Risk Factors" beginning on page
                                      12.

     Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution" beginning on page 117.

     Neither the SEC nor any state securities commission has approved the new notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is        , 2000

                           FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include but are not limited to:

     - our expectations and estimates as to completion dates, construction costs and subsequent maintenance and growth of the broadband network we are building

     - our ability to implement successfully our operating strategy and to sell capacity on our planned broadband network

     - future financial performance, including growth in sales and income

     The following factors, among others, could cause our actual results to differ materially from those expressed in any forward-looking statements we make:

     - the rate of expansion of our network and/or customer base

     - inaccuracies in our forecasts of customer or market demand

     - loss of a customer that provides us with significant revenues

     - highly competitive market conditions

     - changes in or developments under laws, regulations and licensing requirements

     - our success in completing the segments of the Broadband Network in Argentina and Brazil by our projected December 2000 completion date

     - our ability to obtain all material licenses and rights of way for the Broadband Network

     - changes in telecommunications technology

     - currency fluctuations

     - changes in economic conditions in the Latin American countries where we operate

     These factors should not be construed as exhaustive. We will not update or revise any forward-looking statements.
                            ------------------------

     Use of the term "the notes" in this prospectus shall refer to both the old notes and the new notes.
                            ------------------------

     The terms "IMPSAT", "company", "we", "our" and "us" refer to IMPSAT Fiber Networks, Inc. and its subsidiaries unless the context suggests otherwise. The term "you" refers to a holder of the notes.
                            ------------------------

     Our logo and certain titles and logos of our services are our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. The terms VSAT(R), Dataplus(R), Teledatos(R), Regional Teleport(R), Difusat(R), Interplus(R), Global Fax(R), Minidat(R), Conexia(R) and Telecampus(R) are our service marks or trademarks that are registered or otherwise protected under the laws of various jurisdictions.
                            ------------------------

     Our principal executive offices are located at Alferez Pareja 256, 1107 Buenos Aires, Argentina and our telephone number is 011-54-11-4300-4007. Our World Wide Web site address is www.IMPSAT.com. The information on our Web site is not incorporated by reference into this prospectus.

                                    SUMMARY

     This prospectus summary highlights basic information about IMPSAT and the exchange offer, but does not contain all information important to you. You should read the more detailed information and consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                     IMPSAT

OVERVIEW

     We are a leading provider of private telecommunications network and Internet services in Latin America. We offer tailor-made, integrated data, voice and Internet solutions, with an increasing emphasis on broadband transmission, for national and multinational companies, financial institutions, governmental agencies and other business customers. We also offer dedicated Internet services to Internet service and content providers.

     We have operations in Argentina, Colombia, Venezuela, Ecuador, Mexico, Brazil and the United States and also provide our services in other countries in Latin America. We currently provide telecommunications and Internet services through our networks, which consist of owned fiber optic and wireless links, teleports, earth stations and leased fiber optic and satellite links. We own and operate 12 metropolitan area networks in some of the largest cities in Latin America, including Buenos Aires, Bogota, Caracas and Sao Paulo.

     We are building an extensive pan-Latin American broadband fiber optic network, which will enhance the services we presently provide and significantly increase our transmission speed and capacity. Our new network will consist of long-haul, high capacity fiber optic backbones and metropolitan area fiber optic and wireless links and will use advanced transmission technologies, including dense wave division multiplexing, or DWDM, asynchronous transfer mode, or ATM, and Internet protocol, or IP. We call this new network our Broadband Network. We already own and operate a long-haul, fiber optic network connecting the cities of Cali, Medellin and Bogota in Colombia over 698 route kilometers. By December 2000, we expect to have built out our Broadband Network to connect major cities across Argentina and Brazil.

THE INITIAL PUBLIC OFFERING

     We recently completed the initial public offering of 11,500,000 shares of our common stock, representing approximately 12.6% of our current total outstanding common stock, for total proceeds after expenses and commissions of approximately $180.8 million. In addition, we raised approximately $48.0 million after expenses through the simultaneous sale, through a private placement, of 2,850,000 shares of common stock to British Telecommunications plc, one of our existing stockholders. We refer to this transaction as the British Telecommunications private placement. We also exchanged shares of our common stock for minority interests in some of our subsidiaries, and the holders of our preferred stock converted the preferred stock into shares of our common stock. We refer to the first of these transactions as the minority interest roll-ups and the second as the conversion of our preferred stock.

     Our common stock is quoted on the Nasdaq National Market System under the symbol "IMPT."

OUR COMPETITIVE STRENGTHS

     We believe that we distinguish ourselves from our competitors through several competitive strengths, including:

     - strong presence in high growth telecommunications markets in Latin
       America

     - established and growing base of "blue chip" business customers

     - early development of our extensive Broadband Network

     - enduring commitment to superior customer service

     - strong equity sponsors, including British Telecommunications and Morgan Stanley Dean Witter

     We also believe that we have differentiated ourselves from our competitors through our proven historical operating performance. From 1992 to 1999:

     - our business customer base grew from 125 customers in two countries to 1,745 customers in seven countries

     - property, plant and equipment grew from $47.9 million to $310.3 million

     - total consolidated revenues grew from $20.5 million to $228.5 million

     - EBITDA grew from $7.9 million to $33.9 million

OUR BUSINESS STRATEGY

     We intend to strengthen our market leadership position by:

     - expanding and enhancing our service offerings through our Broadband
       Network

     - focusing on business, government, Internet service provider and telecommunications carrier customers in Latin America

     - providing end-to-end seamless solutions over our own network infrastructure to assure quality

     - increasing our market share by capitalizing on our pan-Latin American presence, one-stop shopping capability, operating experience and regional reputation

THE BROADBAND NETWORK

     The Latin American markets in which we operate are expected to experience compounded annual telecommunications and data services revenue growth of approximately 14% and 30%, respectively, from 1998 through 2002. We believe that this forecasted growth, coupled with continued deregulation in Latin America, will fuel demand for additional broadband capacity. To take advantage of this demand, we are constructing our Broadband Network, which will enable us to provide high capacity, high speed telecommunications services across Latin America. Our Broadband Network will consist of:

     - long-haul, high capacity fiber optic backbones linking major cities in Latin America

     - fiber optic local rings and wireless access points within major cities in Latin America, including Buenos Aires, Sao Paulo, Rio de Janeiro, Bogota and Caracas

     - capacity on undersea cable systems to provide connections among major Latin American cities, as well as global telecommunications connections and Internet access

     We believe that our Broadband Network will enable us to:

     - cost-effectively offer more bandwidth-intensive services in the near future, including intranet and extranet services

     - substantially reduce our costs for leased satellite capacity and leased telecommunications links as a percentage of our net revenues

     - create a high capacity, pan-Latin American Internet backbone

     - offer Latin American companies more efficient access to the U.S. Internet backbone

     - continue to provide consistent, high quality service by keeping our customer traffic on our network

     Upon completion, we expect that our Broadband Network will have the capacity to transmit up to 5.7 terabits, or 5.7 trillion bits, of data per second.

     Nortel Agreements. In September 1999, we executed two agreements with Nortel Networks Corporation to construct the Broadband Network in Argentina and Brazil for approximately $265 million. On October 25, 1999, we signed agreements with Nortel to borrow up to $297 million from Nortel to finance this project and to purchase related equipment from Nortel. In the future, we may reduce our commitments from Nortel under the financing agreements.

     Global Crossing Agreement. We have signed an agreement with Global Crossing Development Co. for our purchase of at least $46 million in indefeasible rights of use of capacity on Global Crossing's South American fiber optic network and on other segments of its networks. These rights should enable us to interconnect our networks in Argentina and Brazil and other Latin American markets, while giving us global telecommunications access.

     Following the completion of the Broadband Network in Argentina and Brazil, we plan to expand our Broadband Network to Colombia and Venezuela.

THE IMPSAT SOLUTION

     Our telecommunications solutions typically consist of combinations of services from our five service lines:

     - Network Services. We offer our customers a broad range of end-to-end network services for their point-to-point and point-to-multipoint telecommunications needs, ranging from simple connections to customized private telecommunications network solutions.

     - Internet Services. We offer backbone and access services to corporate customers and Internet service providers, or ISPs. Our Broadband Network will allow us to offer these services with higher speeds, greater capacity and wider geographic coverage.

     - Carrier's Carrier Services. In the year 2000, we intend to offer dark fiber capacity, "lit fiber" services and duct capacity to ISPs and telecommunications carriers. These services will include high-bandwidth links, co-location services, operation and maintenance services and equipment provisioning.

     - Telephony Services. We intend to offer national and international long distance services to our corporate customers and resellers. We have a license to provide these services in Argentina starting in November 2000 and expect to be able to provide these services in Brazil in 2004.

     - Other Services. We offer transactional services that facilitate the e-commerce and e-business initiatives of our customers. We also offer information technology services, which include the design, installation and integration of intranets, extranets and virtual private data networks.

                                  THE EXCHANGE

The Exchange Offer............   We are offering to exchange $300,000,000 in
                                 principal amount of our 13 3/4% new notes due
                                 February 15, 2005, which have been registered under federal securities laws, for $300,000,000 in principal amount of our outstanding unregistered 13 3/4% old notes due February 15, 2005, which we issued on February 16, 2000 in a private placement. Under the terms of the exchange offer, you are entitled to exchange your old notes in the exchange offer for the registered new notes with substantially identical terms. The old notes may be tendered in exchange only in integral multiples of $1,000.

                                 In order for your outstanding notes to be exchanged, you must properly tender them prior to the expiration of the exchange offer. All old notes that are validly tendered and not validly withdrawn before the expiration of the exchange offer will be exchanged. We will issue the new notes on or promptly after the expiration of the exchange offer. You should read the discussion under the heading "Description of the New Notes" for further information regarding the new notes.

Registration Rights
Agreement.....................   We sold the old notes on February 16, 2000 in a
                                 private placement. At that time, we signed a registration rights agreement with the initial purchasers of the notes which requires us to conduct this exchange offer.

                                 This exchange offer is intended to satisfy those registration rights set forth in the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to registration rights with respect to old notes you do not exchange.

If You Fail to Exchange Your
Outstanding Notes.............   If you do not exchange your old notes for new
                                 notes in the exchange offer, you will continue to be subject to the restrictions on transfer as provided in the old notes and the indenture governing those notes. In general, you may not offer or sell your outstanding notes unless the offer or sale is registered under the federal securities laws or unless those notes are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

Expiration Date...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on        , 2000, unless we
                                 decide to extend the expiration date.

Conditions to the Exchange
Offer.........................   We may terminate or amend the exchange offer
                                 if:

                                 - any legal proceeding, government action or
                                   other adverse development materially impairs our ability to complete the exchange offer

                                 - any SEC rule, regulation or interpretation
                                   materially impairs the exchange offer

                                 - we have not obtained any necessary
                                   governmental approvals with respect to the exchange offer

                                 Although we don't expect any of the
                                 above-mentioned conditions to occur, we cannot assure you that they will not occur.

Procedures for Tendering
Notes.........................   If you wish to accept the exchange offer, you
                                 must complete, sign and date the attached letter of transmittal, or a facsimile of the letter of transmittal and transmit it together with all other documents required by the letter of transmittal, to The Bank of New York, as exchange agent, at the address set forth on the cover page of the letter of transmittal.

Special Procedures for
Beneficial Owners.............   If you beneficially own old notes registered in
                                 the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact such registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have your notes registered in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery
Procedures....................   If you wish to tender your old notes and you
                                 cannot get your required documents to the exchange agent by the expiration date, you may tender your old notes according to the guaranteed delivery procedure described under the heading "The Exchange Offer -- Guaranteed
                                 Delivery Procedures."

Withdrawal Rights.............   You may withdraw the tender of your old notes
                                 at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address set forth under "The Exchange
                                 Offer -- Exchange Agent" in this document by 5:00 p.m., New York City time, on the expiration date.

Certain Federal Income Tax
Considerations................   For a discussion of certain federal income tax
                                 considerations relating to the exchange of the new notes for the old notes, see "Certain
                                 United States Federal Income Tax
                                 Considerations."

Exchange Agent................   The Bank of New York is the Exchange Agent. Its
                                 telephone number is (212) 815-6333. The address of the Exchange Agent is set forth in "The
                                 Exchange Offer -- Exchange Agent." The Bank of
                                 New York also serves as trustee under the Indenture.

                      SUMMARY DESCRIPTION OF THE NEW NOTES

     The form and terms of the new notes are the same as the form and terms of the old notes except that the new notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not be entitled to further registration under the Securities Act. The new notes will evidence the same debt as the old notes, and both the old notes and the new notes are governed by the same indenture.

                                 THE NEW NOTES

Securities Offered............   $300,000,000 aggregate principal amount of
                                 Senior Notes due 2005. See "Description of the
                                 Notes."

Maturity......................   February 15, 2005.

Interest......................   Interest will be payable in cash on February 15
                                 and August 15 of each year, beginning on August
                                 15, 2000.

Optional Redemption...........   We may redeem the notes at any time by paying a
                                 "make-whole" premium based on U.S. Treasury rates. In addition, at any time before February
                                 16, 2003, we may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of sales of certain kinds of our capital stock at 113.750% of their principal amount on the redemption date. We may make such redemption only if after such redemption at least 65% of the aggregate principal amount of the notes originally issued remain outstanding.
                                 See "Description of the Notes -- Optional
                                 Redemption."

Change of Control.............   Upon a change of control (as defined under
                                 "Description of the Notes"), we will be
                                 required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount on their date of purchase plus accrued interest. We may not have sufficient funds available at the time of any change of control to make any required debt payment (including repurchases of the notes).

Ranking.......................   The notes will rank equally with all other
                                 unsecured, unsubordinated indebtedness of our company. At December 31, 1999, assuming that the offering of the old notes had been completed at that time, we (on an unconsolidated basis but giving effect to guarantees of $7.1 million of indebtedness of our subsidiaries) would have had approximately
                                 $357.1 million of indebtedness other than the notes. We are a holding company and the notes will be effectively subordinated to all liabilities of our subsidiaries. At December
                                 31, 1999, on the same as adjusted basis and excluding intercompany payables and the guarantee of our 12 1/8% Senior Guaranteed
                                 Notes due 2003 by one of our subsidiaries, our subsidiaries would have had approximately
                                 $309.0 million of liabilities, including approximately $134.3 million of indebtedness.

Certain Covenants.............   The terms of the notes restrict our ability and
                                 the ability of our subsidiaries (as described in "Description of the Notes -- Covenants") to:

                                 - incur additional indebtedness

                                 - create liens

                                 - engage in sale-leaseback transactions

                                 - pay dividends or make distributions in respect of capital stock

                                 - redeem capital stock

                                 - make investments or certain other restricted payments

                                 - sell assets

                                 - issue or sell stock of restricted
                                 subsidiaries

                                 - enter into transactions with stockholders or affiliates

                                 - effect a consolidation or merger

Risk Factors..................   You should read the "Risk Factors" section
                                 beginning on page 12 of this prospectus, as well as other cautionary statements throughout the entire prospectus, to ensure that you understand the risks associated with the notes.

                                USE OF PROCEEDS

     On February 16, 2000, we issued $300 million principal amount of old notes. We sold the old notes to a limited number of institutional investors pursuant to exemptions from the registration requirements of the SEC and applicable state securities laws. We received proceeds from the offering of the old notes of approximately $294.1 million after deducting selling discounts and commissions and expenses of the offering of the old notes. We will use the net proceeds to make capital expenditures relating to the Broadband Network and for general corporate purposes. Pending such application, we will invest the net proceeds in short-term liquid securities.

                        SUMMARY FINANCIAL AND OTHER DATA

     The following financial data are derived from our audited consolidated financial statements.

     Our balance sheet data:

     - on a pro forma basis give effect to:

        - our initial public offering

        - the British Telecommunications private placement

        - the minority interest roll-ups

        - the conversion of our preferred stock

     - on a pro forma as adjusted basis give effect to:

        - the above events

        - this offering

as if these events had occurred at the beginning of the periods presented. These amounts, however, do not give effect to the $297 million vendor financing commitments that we recently received from Nortel in connection with the construction of the Broadband Network in Argentina and Brazil. In the future, we may reduce our commitments from Nortel under the financing agreements.

     The summary financial data set forth below is not complete. The following data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                                                  YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               1997        1998        1999
                                                             ---------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
Net revenues from services.................................  $ 161,065   $ 208,089   $ 228,451
Costs and expenses.........................................   (137,701)   (181,219)   (324,637)
                                                             ---------   ---------   ---------
Operating income (loss)....................................     23,364      26,870     (96,186)
Interest expense, net......................................    (24,272)    (44,698)    (55,561)
(Income) loss attributable to minority interest............       (993)     (2,502)      6,225
Net loss...................................................  $  (7,591)  $ (33,987)  $(131,543)
                                                             =========   =========   =========
Comprehensive loss.........................................  $  (7,591)  $ (34,513)  $  (4,644)
                                                             =========   =========   =========

                                                                          AS OF DECEMBER 31, 1999
                                              AS OF DECEMBER 31,          ------------------------
                                        -------------------------------                 PRO FORMA
                                          1997       1998        1999     PRO FORMA    AS ADJUSTED
                                        --------   ---------   --------   ----------   -----------
                                               (U.S.$ THOUSANDS,
                                          EXCEPT FOR OPERATING DATA)
BALANCE SHEET DATA:
Cash and cash equivalents.............  $ 10,439   $  90,021   $ 97,507   $  293,810   $  587,935
Net property, plant and equipment.....   255,422     330,726    310,330      310,330      310,330
Total assets..........................   339,916     527,218    828,332    1,112,684    1,412,684
Total debt............................   220,052     419,692    484,311      484,311      784,311
Total long-term debt, net of current
  portion.............................   159,677     379,292    399,415      399,415      699,415
Minority interest.....................    10,398      13,071      4,985           --           --
Redeemable preferred stock............        --     135,018    149,035           --           --
Stockholders' equity (deficit)........    63,389    (101,519)    15,341      454,253      454,253
OTHER FINANCIAL DATA:
EBITDA (1)............................  $ 52,037   $  63,816   $ 33,885
Cash flow provided by (used in):
Operating activities..................    17,139      16,740      3,849
Investing activities..................   (58,080)   (128,155)  (133,975)
Financing activities..................    22,485     191,523    139,336
Ratio of earnings to fixed charges
  (2).................................        --          --         --
Pro forma ratio of earnings to fixed
  charges.............................
Ratio of EBITDA to interest expense
  (3).................................      2.04x       1.29x        --
Pro forma ratio of EBITDA to interest
  expense.............................                               --
Ratio of total debt to EBITDA.........      4.23x       6.58x     14.29x
Pro forma ratio of total debt to
  EBITDA..............................                            23.15x
OPERATING DATA:
Customers.............................     1,192       1,467      1,745
Satellite customer sites (VSAT and
  SCPC technology only)...............     5,825       6,886      7,875

---------------
(1) "EBITDA" is defined as operating income plus depreciation and amortization expense. We are presenting EBITDA because some investors use it as a measure of a company's ability to service its debt and as a measure of operating performance. However, EBITDA is not determined using generally accepted accounting principles, and therefore our EBITDA is not necessarily comparable to EBITDA of other companies. Investors should not view EBITDA as an alternative to cash flows calculated under generally accepted accounting principles, which we have also presented. EBITDA is not "free cash flow," because it will be used to pay interest expense and remaining amounts after we pay our interest expense will be used to pay taxes and make capital expenditures.

(2) The ratio of earnings to fixed charges is computed by dividing operating income before fixed charges (other than capitalized interest), by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness. Earnings of our company were insufficient to cover fixed charges by approximately $9.6 million, $7.1 million, $2.7 million, $22.5 million and $159.4 million, for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, respectively. On a pro forma basis, our earnings would have been insufficient to cover fixed charges by approximately $195.5 million for the year ended December 31, 1999.

(3) Our gross interest expense for the year ended December 31, 1999 exceeded our EBITDA by $29.3 million. On a pro forma basis, our EBITDA would have been insufficient to cover gross interest expense by approximately $61.1 for the year ended December 31, 1999.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition, results of operations and our ability to make payments on the notes could be materially adversely affected by any of the following risks.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below or elsewhere.

WE HAVE SUBSTANTIAL DEBT AND WE MAY LACK FINANCIAL RESOURCES TO MEET OUR OBLIGATIONS OR SUPPORT OUR BUSINESS AND OPERATIONS

     As of December 31, 1999, on a consolidated pro forma as adjusted basis, we had approximately $784.3 million of indebtedness, and our stockholder's equity was approximately $454.3 million. In addition, we have unused commitments from Nortel of approximately $251 million to finance the construction of the Broadband Network in Argentina and Brazil. We may reduce these commitments from Nortel in the future.

     We had an annual net interest expense of approximately $55.6 million for 1999. At December 31, 1999, our ratio of debt to EBITDA for the prior four quarters was 14.3 times. Our fixed charges exceeded our earnings by approximately $2.7 million, $22.5 million, and $159.4 million for 1997, 1998 and 1999, respectively.

     Our high level of indebtedness could have important consequences for the holders of the notes, including:

     - making it difficult for us to obtain future financing

     - limiting our ability to react to changes in the marketplace

     - a substantial portion of our operating income must be allocated to making principal and interest payments

     - we are more indebted than a number of our competitors and this may place us at a competitive disadvantage in the future

     Our significant indebtedness could have a material adverse effect on our business, results of operations and ability to make payments on the notes.

WE MAY BE UNABLE TO RAISE THE ADDITIONAL CAPITAL NECESSARY TO CONTINUE GROWING OUR BUSINESS

     We will require significant amounts of additional capital to fund:

     - the expansion of our private telecommunications networks, including the Broadband Network

     - the refinancing of short term debt

     - net losses

     Continuing to build out the Broadband Network will require significant amounts of additional capital that is not available in our capital expenditures budget. We cannot assure you that we will be able to obtain sufficient capital on acceptable terms to fund the full reach of the Broadband Network. If we fail to obtain financing, we may have to delay or abandon some or all of our expansion plans, which could have a material adverse effect on us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for an estimate of our capital expenditure requirements.

     The exact amount and timing of our future capital requirements will depend upon many factors, including:

     - the cost, timing and extent of upgrading or expanding our networks and services

     - the development of new services

     - our ability to penetrate new markets

     - regulatory changes

     - the status of competing services

     - potential acquisitions, investments and strategic alliances

     - our results of operations

     During 1999, our cash flow from operations totaled $3.9 million and capital expenditures totaled $110.3 million. In addition, as of December 31, 1999, approximately $23.0 million of our debt was scheduled to mature in 2000, and approximately $399.4 million thereafter. We have historically incurred substantial amounts of short-term debt. Although we do not have material commitments for short-term debt, we may borrow substantial amounts of short-term debt in the future.

     We and our subsidiaries may obtain new capital through subsequent public and private equity and debt financings. If we incur additional indebtedness, we may be subject to more restrictive financial covenants. We cannot assure you that additional financing will be available on acceptable terms or at all. If unplanned expenditures arise or our estimates of our capital requirements prove to be inaccurate, we may require additional financing sooner than anticipated and/or require more than we currently expect.

WE HAVE NO OPERATIONS OR REVENUES AND THE CREDITORS OF OUR SUBSIDIARIES HAVE PRIOR RIGHTS TO OUR SUBSIDIARIES' ASSETS

     We are a holding company with no business operations of our own. Our assets consist solely of our interests in our subsidiaries and other equity investments. We intend to use substantially all of the net proceeds from the offering of the old notes to make loans and provide additional equity to certain of our subsidiaries, including our subsidiaries in Argentina and Brazil, so that they can expand and develop their telecommunications infrastructure.

     We must rely upon debt service payments, dividends and other payments from our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal of and interest on the notes. Our subsidiaries, however, are legally distinct from us and have no obligation, contingent or otherwise, to pay amounts due pursuant to the notes. Our subsidiaries will not guarantee the notes.

     The ability of our subsidiaries to make such payments to us will be subject to availability of funds, the terms of their own indebtedness and applicable local laws. These restrictions include withholding taxes that must be paid on interest payments from our subsidiaries to us and foreign exchange controls. The maximum withholding tax on interest payments abroad from Argentina, Colombia, Venezuela, Ecuador, Mexico and Brazil are significant. We have been able to reduce the applicable withholding tax rates by taking advantage of certain exemptions and financing structures available to us. The maximum withholding tax rates on dividends remitted abroad from these countries also are significant. These rates could change at any time. The laws governing all of our subsidiaries, except IMPSAT USA, permit companies to pay dividends only out of positive retained earnings determined in accordance with local generally accepted accounting principles and also require companies to allocate a minimum percentage of each year's net income to a legal reserve until the total amount of those reserves equal a certain percentage of authorized and outstanding capital stock, and to pay dividends only out of excess income after allocation of such percentages to legal reserves. As a result of those requirements and in light of the accumulated net losses incurred to date by IMPSAT Venezuela, IMPSAT Ecuador, IMPSAT Mexico and IMPSAT Brazil, we do not believe that any of our subsidiaries other than IMPSAT Argentina and IMPSAT Colombia would be able to pay dividends to us in the foreseeable future.

     Claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims and those of the holders of our indebtedness, including the notes. Accordingly, the notes will be effectively subordinated to the liabilities including trade payables, of our subsidiaries. At December 31, 1999, on a pro forma basis after giving effect to this offering, our subsidiaries would have had approximately $434.0 million of liabilities (excluding intercompany payables), including $259.3 million of indebtedness (including guarantees of our 12 1/8% Senior Guaranteed Notes due 2003).

WE HAVE NOT BEEN OPERATING VERY LONG AND HAVE A HISTORY OF INCURRING LOSSES WHICH MAY MAKE IT DIFFICULT TO FUND OUR FUTURE OPERATIONS

     We have a limited operating history. We commenced commercial operations in 1990 and have experienced rapid growth, increasing annual revenues from $8.2 million in 1991 to $228.5 million in 1999. We have, however, incurred net losses in every year except 1994. Our historic rate of growth and expansion may not continue. In particular, our rates of growth in Argentina and Colombia have slowed considerably in recent periods. If we do not achieve and sustain profitability, our ability to respond effectively to market conditions, to make capital expenditures and to take advantage of business opportunities could be negatively affected.

     We have recorded net losses of $2.8 million in 1993, $7.4 million in 1995, $8.5 million in 1996, $7.6 million in 1997, $40.0 million in 1998, and $131.5 million in 1999. In 1994, we recorded net income of $3.0 million.

CONTINUED GROWTH OF OUR BUSINESS DEPENDS UPON OUR ABILITY TO MANAGE EXPANSION AND DEVELOPMENT EFFECTIVELY

     Our ability to manage our expansion effectively will require us to continue to implement and improve our operating, financial and accounting systems and to hire, train and manage new employees. Among other things, the continued expansion and development of our business will also depend upon our ability to:

     - construct the Broadband Network

     - design and develop integrated private telecommunications networks

     - secure financing

     - install telecommunications infrastructure

     - obtain any required government authorizations

     - evaluate and penetrate potential new markets

     - hire enough qualified employees

In addition, we must perform these tasks in a timely manner, at reasonable costs and on satisfactory terms and conditions. Failure to effectively manage our planned expansion could have a material adverse effect on our business, growth, financial condition, results of operations and ability to make payments on the notes.

     Our expansion may involve acquiring other companies or assets. These acquisitions could divert our resources and management attention and require integration with our existing operations. We cannot assure you that these acquisitions will be successful. We further cannot assure you that we will be successful or timely in developing and marketing service enhancements or new services that respond to technological change, changes in customer requirements and emerging industry standards.

WE FACE NUMEROUS RISKS THAT COULD ADVERSELY AFFECT THE DEVELOPMENT OF OUR BROADBAND NETWORK

DEVELOPING AND BUILDING OUT THE BROADBAND NETWORK MAY HAVE A NEGATIVE IMPACT ON OUR RESULTS OF OPERATIONS

     Developing and building out the Broadband Network, which includes the expansion into new services for our business customers, will involve:

     - regulatory risks, including obtaining the appropriate licenses

     - interconnection difficulties

     - large amounts of capital expenditures

     - competition from large, well-financed international telecommunications carriers (such as AT&T Corporation, MCI WorldCom, Inc., Sprint Corporation, Telecom Italia, Spain's Telefonica S.A., among others)

     - substantial start-up and marketing costs

     The development and implementation of the Broadband Network may have a negative impact on our results of operations, at least over the short term. For example, when we shift our customers from our satellite based networks to our Broadband Network's terrestrial facilities, our revenues and results of operations could be adversely affected by the service disruptions and conversion costs (for example, earth station de-installation expenses) associated with complying with these requests.

WE MUST COMPLETE THE BROADBAND NETWORK EFFICIENTLY AND ON SCHEDULE TO IMPLEMENT SUCCESSFULLY OUR BUSINESS STRATEGY

     The construction, operation and any upgrading of the Broadband Network is a significant undertaking. Administrative, technical, operational and other problems that could arise may be more difficult to address and solve due to its size and complexity. The Broadband Network may be more costly than planned and may take longer to complete than we currently estimate. We may be materially adversely affected as a result of any significant increase in the estimated cost of the Broadband Network or any significant delay in its anticipated completion. The successful and timely completion of the Broadband Network will be affected by a variety of factors, many of which we cannot control, including:

     - our management of costs related to construction of route segments

     - our ability to obtain required licenses, regulatory approvals and rights-of-way

     - timely performance by contractors, including Nortel

     - performance of the fiber and equipment used in the Broadband Network

     - our ability to attract and retain qualified personnel

WE NEED TO OBTAIN AND MAINTAIN THE NECESSARY RIGHTS-OF-WAY FOR THE BROADBAND NETWORK

     We have obtained rights-of-way for the long-haul segments of the Broadband Network in Argentina and Brazil. We also have rights of way covering all of our proposed metropolitan area rings in Argentina and covering approximately one-third of our metropolitan area rings in Brazil. We have approximately one-half of the construction permits needed to complete the Broadband Network in Argentina and we are in the process of obtaining our construction permits in Brazil. While we believe that we will obtain all remaining rights-of-way, we cannot assure you that we will be able to maintain all of our existing rights and permits or that we will be able to obtain and maintain all additional rights and permits needed to construct and operate the Broadband Network in accordance with our plans.

EXPANSION OF THE BROADBAND NETWORK WILL REQUIRE SUBSTANTIAL ADDITIONAL RESOURCES THAT WE MAY NOT HAVE

     We may need to expand and adapt the Broadband Network to respond to:

     - higher than expected growth in the number of our customers

     - increased demands by our existing customers to transmit larger amounts of data

     - changes in our customers' service requirements

     - technological advances by our competitors

     We will require substantial additional financial, operational and managerial resources to expand or adapt the Broadband Network. If we are unable to expand or adapt the Broadband Network to respond to these developments on a timely basis and at a commercially reasonable cost, then our business will be materially adversely affected.

OUR FAILURE TO ACQUIRE, INTEGRATE AND OPERATE NEW TECHNOLOGIES COULD HARM OUR COMPETITIVE POSITION

     The telecommunications industry is characterized by rapid and significant technological advancements and the introduction of new products and services. We do not possess significant intellectual property rights with respect to the technologies we use and we are dependent on third parties for the development of and access to new technology. In addition, we generally own the equipment we use to provide our services and we will own the fiber optic networks, including switching equipment, that will constitute the Broadband Network. Therefore, technological changes that render our equipment out of date, less efficient or more expensive to operate than newer equipment could cause us to incur substantial increases in capital expenditures to upgrade or replace such equipment.

     We cannot predict the effect on our business of technological changes, such as changes relating to emerging wireline and wireless transmission technologies and the use of the Internet for traditional voice, data or other broadband services. In addition, it is impossible for us to predict with any certainty which data transmission technology will prove to be the most economic, efficient or capable of attracting new customers. A reduction in the demand for data transmission services or a failure by us to obtain and adapt to new technology in our markets could have a material adverse effect on our ability to compete successfully.

WE FACE SIGNIFICANT COMPETITION IN LATIN AMERICA

     The private telecommunications network industry in Latin America is highly competitive and is generally characterized by low barriers to entry. We expect that competition in the industry will increase substantially. We compete on the basis of our experience, quality, customer service, range of services offered and price.

     Recently we have experienced pricing pressure for some of our services in our more mature markets, and we expect to continue to face pricing pressure. We may further experience declining operating profit margins as the monopoly public telephony operators, or PTOs, in the countries in which we operate become more competitive and place greater emphasis on data telecommunications. In addition, we expect new competitors to enter our markets.

PTOS HAVE COMPETITIVE ADVANTAGES IN THE MARKETPLACE

     In most of our markets, our principal competitor is the local PTO or an affiliate of the local PTO. The PTOs generally have significant competitive advantages. These advantages generally include:

     - close ties with national regulatory authorities

     - control over connections to local telephone lines

     - ability to subsidize competitive services with revenues generated from services they provide on a monopoly basis

     - reluctance of regulators to adopt policies and grant regulatory approvals that will result in increased competition

     For example, our principal competitors in Argentina are Telecom Soluciones S.A. and Advance Telecomunicaciones S.A., which are data transmission companies controlled by Telecom Argentina STET-France Telecom S.A. and Telefonica de Argentina S.A., respectively. Telecom Argentina and Telefonica are the PTOs in northern and southern Argentina, respectively. Telecom Soluciones and Advance Telecomunicaciones use the infrastructure of their PTO owners to deliver services to their customers.

     In the future, the PTOs may devote substantially more resources to the sale, marketing and provision of services that compete with us, which could have a material adverse effect on our business, results of operations and financial condition and ability to make payments on the notes.

INTERNATIONAL TELECOMMUNICATIONS CARRIERS HAVE GREATER RESOURCES THAN WE DO

     We compete with private operators of VSAT (very small aperture terminal) networks, other satellite data transmission networks and terrestrial telecommunications links. We also expect to face competition from large international telecommunications carriers, such as AT&T, MCI WorldCom and Sprint, and from other industry participants. While international telecommunications carriers have focused on long distance telephony services, they may focus on the private telecommunications network systems segment of the telecommunications market as deregulation continues. For example, when the Argentine government permits full competition in long distance telephony, which is expected in November 2000, these large telecommunications carriers may enter the Argentine telephony market and provide data transmission services as well. Many of these potential competitors have substantially greater financial and other resources than we do. In addition, consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry could give rise to significant new competitors. For example, AT&T announced in November 1999 that it planned to form a new company, AT&T Latin America, by merging the operations of U.S. telecommunications company, FirstCom Corp. and Brazil-based Netstream, which companies AT&T recently agreed to acquire, and by acquiring Keytech LD, a local exchange carrier which is licensed to offer wireless, high-speed internet and other telecommunications services in Argentina. AT&T Latin America will have assets in Argentina, Brazil, Chile, Colombia and Peru and is expected to expand into Venezuela. In addition, we face competition from emerging private telecommunications providers such as MetroRED Telecommunications S.A., Engeredes S.A. and Diginet S.A. These companies are data transmission service providers with expanding operations in Argentina and Brazil. If any of our competitors or potential competitors devote significant additional resources to the provision of private telecommunications network services to our customers, there could be a material adverse effect on our business, financial condition and results of operations and ability to make payments on the notes.

OUR COMPETITORS COULD TAKE ADVANTAGE OF NEW OR COMPETING TECHNOLOGIES TO OUR DETRIMENT

     Although we believe we have the flexibility to act quickly to take advantage of any significant technological development, new competing technologies may negatively affect our business. For example, new technologies such as digital subscriber line, or DSL, can significantly enhance the speed of traditional copper lines. DSL or other technologies could enable our PTO competitors to offer new high-speed services without undergoing the expense of replacing their existing copper networks. Widespread use of DSL in our markets could have a material adverse effect on our "last mile" advantage. Our private telecommunications network services may face competition from entities that use new or emerging voice and data transmission services or technologies which currently are not widely available in Latin America. Examples of these technologies are space-based systems dedicated to data distribution services, generally known as "Little-LEOs" (low earth orbit satellites) and "Broadband" (Ka-band) systems. Furthermore, competing technologies may gain market and commercial acceptance. If these technologies are successful, they may provide significant long-term competition that could have a material adverse effect on our business, results of operations and financial condition and ability to make payments on the notes.

OUR EARNINGS WILL DETERIORATE IF WE CANNOT COLLECT ON OUR CUSTOMER ACCOUNTS

     We provide trade credit to our customers in the normal course of business. At December 31, 1999, excluding amounts owed by two large former customers (Empresa Nacional de Correos y Telegrafos S.A., the former Argentine national postal service known as ENCOTESA, and IBM de Argentina) that were the subject of litigation at that date, approximately 19% of our gross trade accounts receivable were past due more than six months but less than one year and approximately 26% were past due more than one year. We recorded a provision for doubtful accounts of $11.2 million in 1999 compared to $5.3 million in 1998.

     A significant part of our past due receivables relates to a subcontract with IBM de Argentina to provide services to Banco de la Nacion Argentina, or BNA, and to ENCOTESA. For descriptions of these matters, see "Business -- Legal Matters."

     Prior to June 30, 1998, we generally reserved an amount equal to 30% of accounts receivable in excess of 180 days past due but less than one year, and 100% of accounts receivable in excess of 360 days past due. At the end of the second quarter of 1998, we decided to change our policy of provisioning for doubtful accounts and increased our reserve to cover 100% of accounts receivable in excess of 180 days past due. We did not apply this policy to a past due receivable if the president of the operating subsidiary that generated the receivable determined that it would be collected within a further 60 days.

     During the third quarter of 1999, we further amended our provisioning policy to remove the discretion previously granted to the presidents of our operating subsidiaries to override the provisioning of amounts more than 180 days past due and to reserve 100% of our outstanding receivables due from IBM de Argentina. The effect of this change resulted in a charge of approximately $1.1 million with respect to receivables due from IBM de Argentina and additional charges of approximately $4.1 million. In addition, due to a general slowdown in the collection of receivables in Argentina and some of the other countries in which we operate commencing in the second quarter of 1999, which we believe is due to economic difficulties experienced in those countries, we added approximately $2.5 million to our allowance for doubtful accounts in the third quarter of 1999. At December 31, 1999, we also estimated that the net realizable value on the ENCOTESA receivable to be zero, and accordingly we recorded an adjustment of $5.1 million relating to this receivable.

     We cannot assure you that difficulties in collecting amounts due from customers will not have a material adverse effect on our business, results of operations and financial condition and ability to make payments on the notes.

ECONOMIC AND POLITICAL CONDITIONS IN LATIN AMERICA POSE NUMEROUS RISKS TO OUR OPERATIONS

     Substantially all of our revenues are derived from operations in Latin America. During 1999, we derived approximately 47.4% of our consolidated net revenues from services provided by IMPSAT Argentina and approximately 26.7%, by IMPSAT Colombia. We have also established operations in Venezuela, Mexico and Ecuador, and in 1998 we began operations in Brazil. Other than the United States and Mexico, each country where we operate has experienced political and economic instability in recent years. Moreover, as events in the Latin American region have demonstrated, negative economic or political developments in one country in the region can lead to or exacerbate economic or political crises elsewhere in the region. Furthermore, events in recent years in other developing markets have placed pressures on the stability of the currencies of a number of countries in Latin America, including Argentina, Brazil, Colombia, Ecuador and Venezuela. Continued pressures on the local currencies in the countries in which we operate are likely to have an adverse effect on many of our customers, which could in turn adversely affect us. Volatility in regional currencies and capital markets has also had an adverse effect on our ability and that of our customers to gain access to international capital markets for necessary financing and refinancing. A lack of international capital sources for emerging market borrowers could have a material adverse effect on us and many of our customers.

     We do not expect fundamental improvements in macroeconomic conditions in Latin America in the short term. We cannot assure you that economic difficulties in Latin America will cease, including volatility in regional currencies and capital markets, which would have a material adverse effect on our business, results of operations and financial condition and ability to make payments on the notes.

     Argentina. While we anticipate that our business outside Argentina will increase in the coming years, Argentina is expected to remain our most significant market for the foreseeable future and, accordingly, developments in Argentina are of particular importance to our future success.

     The instability and volatility in the world financial markets, which began with the crisis in the markets of Southeast Asia in 1998 and spread to Russia and Brazil, has negatively affected the Argentine economy and financial markets. In addition to the effects of the economic difficulties experienced in Brazil, Argentina's largest trading partner, in the first nine months of 1999, Argentina has experienced a decline in investor confidence as a result of domestic political and economic developments. In October 1999, Moody's cut Argentina's long-term foreign currency rating to B1 from Ba3. We are unable to predict the effect of the recession on our business, financial condition and results of operations or ability to make payments on the notes. In addition, we cannot assure you that future uncertainties resulting from the presidential elections will not negatively impact the Argentine economy, or that the Argentine monetary authorities will continue to support the existing peso/dollar exchange rate.

     Colombia. Colombia is our second largest market in terms of revenues generated. Colombia is experiencing its first economic recession in over 50 years, with unemployment over 20%. The Colombian economy began experiencing a severe economic crisis in 1998. A combination of low international commodity prices, a decline in global lending to emerging markets, a drop in domestic consumption and high interest rates have resulted in an economic recession and a negative economic performance. Preliminary figures indicate that the Colombian economy contracted in 1999 for the first time in over half a century and that Colombia's GDP fell by 6% in the first half of 1999. In June of 1999, Colombia's central bank effectively devalued the Colombian peso by 9% by widening the foreign exchange band for the peso, and in September 1999, the central bank discontinued the use of the foreign exchange band and permitted the peso to float freely against the U.S. dollar. In the third quarter of 1999, citing Colombia's macroeconomic imbalances and rising levels of government debt, Moody's Investors Services and Standard & Poor's downgraded the country's credit rating to below "investment grade." In addition to increasing borrowing costs for Colombian companies, the impairment of Colombia's credit rating could further lower investor confidence in that country and compound its economic difficulties.

     Colombia has experienced periods of violence over the past four decades, primarily from leftist guerrilla groups, right-wing paramilitary groups and drug-related activities. Despite the promise of peace negotiations between the Colombian government and the main left-wing guerrilla group, known as FARC, offensives by FARC led the Colombian government to cede effective control of certain portions of the country to guerilla forces, order a curfew in certain regions of the country and place the military on a heightened state of alert. We cannot assure you that these matters, individually or cumulatively, will not materially adversely affect our business, results of operations and financial condition and ability to make payments on the notes.

     Venezuela. Our operations in Venezuela, which is currently our third largest market in terms of revenues generated, are expected to grow. The Venezuelan government exercises significant control over the Venezuelan economy. This control has included extensive regulation, including foreign exchange and price controls. In the last 15 years, Venezuela has experienced periods of recession or slow or negative growth, high inflation, currency devaluations and limited availability of foreign exchange. Venezuela's ongoing budget deficit, due in part to the decline in international oil prices in 1998 and the first half of 1999, has put pressure on the Venezuelan economy. Venezuela has experienced high levels of inflation during the past decade. The general rate of inflation, as measured by the consumer price index, was 37.6% in 1997, 29.9% in 1998 and 20.0% in 1999.

     The Venezuelan economy declined by over 7% in 1999. In addition, Venezuela experienced a period of political uncertainty in 1999 as a result of the actions of a Constitutional Assembly that was elected to propose a new constitution. This project is part of a program by Venezuela's recently elected president, Mr. Hugo Chavez, to reform and amend the Venezuelan political system. In December 1999, a new constitution was approved by national referendum and the Venezuelan Congress was dissolved. Elections for President, a new unicameral legislature and governorships are expected to occur in the first half of 2000. Mr. Chavez is expected to run for President in the new elections. The heightened tensions between the executive branch and the Constitutional Assembly, on the one hand, and the Venezuelan legislature, on the other hand, and elements of the new constitution, have made investors reluctant to invest funds in Venezuela. We cannot assure you that the implementation of a new constitution will not have a material adverse effect on the Venezuelan economy and our business, results of operations and prospects in Venezuela. On December 15, 1999, mudslides resulting from torrential rains destroyed significant areas throughout the northern coast of Venezuela. An estimated 500,000 Venezuelans have been affected. The impact of the natural disaster on the Venezuelan economy has not been determined, although the Venezuelan government has stated that it will take a minimum of two years to rebuild the affected areas at an estimated cost in excess of $3 billion.

     Brazil. Although our business in Brazil is currently limited, we expect Brazil to constitute an increasing share of our business and revenues. Throughout the 1980s and into the 1990s, the Brazilian economy has suffered from periods of extremely high rates of inflation and recession. Historically, Brazil's currency has frequently depreciated in relation to the U.S. dollar. At the end of 1998, foreign exchange reserves in Brazil had declined to $40 billion from nearly $70 billion at the end of August 1998. These outflows, which resulted from the Russian economic crisis (and the subsequent impact on risk perception of investments in emerging market countries in general) and high rates of inflation prevailing in the Brazilian economy, put pressure on the Brazilian real. The Brazilian government permitted the real to float freely against the U.S. dollar in January 1999. Since that time, the real has devalued to a low of R$2.17 = $1.00 on March 3, 1999. At February 28, 2000, the real traded at a rate of R$1.78 = $1.00. We cannot assure you that the real will not again be devalued relative to the U.S. dollar, or that the real will not fluctuate significantly relative to the U.S. dollar. A continued downturn in Brazil's economy could further affect other Latin American countries through the loss of investor confidence and shocks to intra-regional trade.

     Rapid changes in Brazilian political and economic conditions require us to continually assess the risks associated with our operations in Brazil and adjust our business and operating strategy. Although the Brazilian government has indicated that it is committed to solving the recent economic crisis caused by the devaluation of the Brazilian real, it will have to overcome internal political resistance to austerity measures if the economic recession worsens and unemployment figures rise. Economic forecasts suggest that the Brazilian economy could continue to suffer a recession as economic austerity measures and high interest rates depress consumption and investment. If the Brazilian government fails to contain the current economic crisis, it could have an adverse material effect on our business, results of operations and financial condition and ability to make payments on the notes.

WE ARE VULNERABLE TO CURRENCY FLUCTUATIONS, DEVALUATIONS AND RESTRICTIONS THAT MAY INCREASE OUR LOSSES AND CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS

     A substantial portion of our costs, including lease payments for satellite transponder capacity, purchases of capital equipment, and payments of interest and principal on our indebtedness, is payable in U.S. dollars. To date, we have not entered into hedging or swap contracts to address currency risks because our contracts with our customers generally provide for payment in U.S. dollars or for payment in local currency linked to the exchange rate between the local currency and the U.S. dollar at the time of invoicing. These contractual provisions are structured to reduce our risk if currency exchange rates fluctuate. However, given that the exchange rate is generally set at the date of invoicing and that in some cases we experience substantial delays in collecting receivables, we are exposed to exchange rate risk. Pursuant to Brazilian law, our contracts with customers in Brazil cannot be denominated in dollars or linked to the exchange rate between the Brazilian real and the U.S. dollar. Our expansion in Brazil, including our development of the Broadband Network in Brazil, will therefore increase our exposure to exchange rate risks.

     We are negatively affected by currency devaluations as our customers' revenues are generally denominated in local currencies. Substantial or continued devaluations in local currencies relative to the U.S. dollar could have a material adverse effect on the ability of our customers to absorb the costs of a devaluation. This could result in our customers seeking to renegotiate their contracts with us or, failing satisfactory renegotiation, defaulting on or canceling their contracts. Our competitors and potential future competitors, including the PTOs and large, multinational telecommunications companies, may be less exposed to currency risk or may be better able to hedge their currency risk and could thereby gain a relative competitive advantage in the event of a currency devaluation. In addition, Latin American economies have experienced shortages in foreign currency reserves and restrictions on the ability to expatriate local earnings and convert local currencies into U.S. dollars. Currency devaluations in one country may have adverse effects in another country. For example, in late 1994 and 1995, several Latin American countries were adversely affected by the devaluation of the Mexican peso. The continued Asian and Russian economic crises have had an adverse effect on the financial and foreign exchange markets of emerging market countries, leading to increased pressures on local interest rates and currencies, including in Argentina and Brazil. These pressures, in turn, have inhibited the ability of companies operating in emerging markets to obtain necessary financing and increase prices. Any devaluation of local currencies in the countries where we operate, or restrictions on the expatriation of earnings or capital from such countries, could have a material adverse effect on our business, results of operations and financial condition and ability to make payments on the notes.

WE FACE REGULATORY RISKS AND UNCERTAINTY WITH RESPECT TO LOCAL LAWS AND REGULATIONS

     Our business is dependent upon the procurement and maintenance of licenses to provide various telecommunications network services in the countries in which we operate. We believe that we have all licenses required for the conduct of our current operations. We expect that those licenses that are subject to expiration will be renewed in due course upon our application to the appropriate authorities. Due to the political and economic risks associated with the countries in which we operate, we cannot assure you that we will be able to maintain our licenses in force or that they will be renewed upon their expiration. The loss, or substantial limitation upon the terms, of our licenses could have a material adverse effect on our results of operations. For specific details of our licenses in the various countries in which we operate, including the expiration date of such licenses, see "Business -- Description of Country Operations." We cannot assure you that we will succeed in obtaining all requisite regulatory approvals to operate in those countries in which we may desire to do business.

     Local laws and regulations differ significantly among the jurisdictions in which we operate and in which we may operate in the future. The interpretation and enforcement of these laws and regulations vary and are often based on the informal views of the local ministries which, in some cases, are subject to influence by the PTOs. The conditions governing our service offerings may be altered by future legislation or regulation. We are prohibited by law from providing international services to or from Argentina during the term of the monopoly granted to the two international long-distance service providers owned by Telecom Argentina and Telefonica, unless we obtain the consent of these entities. This international long-distance monopoly is due to expire in November 2000. In some of our principal existing and target markets, laws and regulations prohibit or limit the provision of certain telecommunications services.

OUR BUSINESS IS HIGHLY DEPENDENT ON SATELLITE SYSTEMS AND THEY MAY FAIL AND IMPAIR OUR ABILITY TO PROVIDE SERVICES TO OUR CUSTOMERS

     We currently depend heavily on the integrity, capability and maintenance of third party controlled satellite systems. The loss or disruption of any facility or equipment related to these satellite systems, or the interruption of any such facility's or equipment's transmission capabilities, could have a material adverse effect on our operations and our ability to provide service to our customers. Loss or disruption could also cause one or more of our customers to terminate their contracts with us or fail to renew their contracts. We believe that the satellite systems upon which we depend are highly reliable. However, they have in the past and may in the future experience material operational anomalies and failures. For example, in April 1999, Nahuelsat's Nahuel-1 satellite failed and service to part of our telecommunications networks was lost for approximately 12 hours.

WE ARE DEPENDENT ON KEY PERSONNEL FOR OUR FUTURE SUCCESS

     Our success depends to a significant degree on members of our senior management and certain key employees, who generally are not bound by employment contracts with us, although Mr. Ricardo Verdaguer, our President and Chief Executive Officer, and Mr. Roberto Vivo, our Deputy Chief Executive Officer, indirectly hold significant amounts of our stock. Our success also depends in part upon our ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. Competition for qualified employees in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain necessary personnel.

     In addition, the successful implementation of our Broadband Network will require us to recruit, hire and retain a significant number of highly skilled employees. There may be a limited supply of qualified personnel in our countries of operations.

WE FACE MULTIPLE RISKS ASSOCIATED WITH PROVIDING INTERNET SERVICES

     We offer Internet access to Internet service and content providers and business and governmental customers. We had $20.6 million in revenues from Internet services in 1998 and $26.6 million in 1999. As of December 31, 1999 we had 17,076 dial-up Internet access retail customers and 363 dedicated Internet access corporate customers. In August 1999, we entered into an agreement with El Sitio, Inc., an Internet content provider, for the sale of our retail Internet businesses in Argentina, Brazil and Colombia for approximately $21.5 million. We concluded the sale of our Brazilian retail Internet business to El Sitio on October 6, 1999 and the sale of our Argentine retail Internet business to El Sitio on November 5, 1999. We expect to finalize the sale of our Colombian retail Internet business during April 2000. See "Certain Relationships and Related Transactions -- El Sitio."

     As is typical in newer industries, demand and market acceptance remain unknown factors in the provision of Internet access services. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may impact the growth of Internet use. Despite growing interest in the many commercial uses of the Internet, many businesses in Latin America and elsewhere have been deterred from purchasing Internet access services. These businesses have been deterred for a number of reasons, including:

     - inconsistent service

     - lack of cost-effective, high-speed options

     - limited access points

     - inability to integrate business applications on the Internet

     - the need to deal with multiple and frequently incompatible vendors

     - inadequate protection of the confidentiality of stored data and information moving across the Internet

     - a lack of tools to simplify Internet access and use

     Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may, unless resolved, constrain development of the Internet to the extent that users experience delays, transmission errors and other difficulties. For example, inadequate transmission infrastructure in Latin America (such as an insufficiency of telephone lines for Internet access) could forestall the growth of Internet services in that region. Furthermore, in some parts of Latin America, the Internet is not seen as an alternative method of exchanging information or doing business and we cannot guarantee that the Internet will be widely accepted in the region as an alternative means of communicating and conducting business. We anticipate the provision of Internet access services to ISPs will be an important segment of the services available through our Broadband Network, and the failure of Internet growth in Latin America could adversely affect our business, results of operations, financial condition and ability to make payments on the notes.

OUR AFFAIRS AND BUSINESS POLICIES ARE SUBJECT TO CONTROL BY OUR PRINCIPAL STOCKHOLDERS

     We are a publicly held corporation. Approximately 46.3% of our issued and outstanding common stock is held by Nevasa Holdings Ltd., 19.8% by Nunsgate Limited, a wholly owned subsidiary of British Telecommunications, and 5.1% by the Suramericana Group of Colombia. Nevasa Holdings is a holding company controlled by the Pescarmona family, Mr. Verdaguer, our President and Chief Executive Officer, and Mr. Vivo, our Deputy Chief Executive Officer. As a result of their stock ownership, these stockholders can control our affairs and business policies, including the election of directors. In addition, 16.3% of our common stock is held by certain affiliates of Morgan Stanley Dean Witter (whom we refer to as the Morgan Stanley investors).

THERE IS NO EXISTING PUBLIC TRADING MARKET FOR THE NOTES

     The new notes are being offered to the holders of the old notes. The old notes were sold by us on February 16, 2000 to a limited number of institutional investors and are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for the remaining untendered old notes could be adversely affected. Although we have applied to list the new notes on the Luxembourg Stock Exchange, there is no existing trading market for the new notes. We cannot assure you of the future development of a market for the new notes, or the ability of holders of the new notes to sell their new notes or the price at which such holders may be able to sell their new notes.

     If such a market were to develop, the new notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. Therefore, we cannot give you any assurance as to the liquidity of any trading market for the new notes or that an active public market for the new notes will develop. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. We cannot assure you that the market for the new notes will not be subject to similar disruptions. Any such disruptions may have a significantly adverse effect on your investment in the new notes.

IF YOU DO NOT EXCHANGE YOUR OLD NOTES, YOU MAY HAVE DIFFICULTY IN TRANSFERRING THEM AT A LATER TIME

     We will issue new notes in exchange for the old notes after the exchange agent receives your old notes, the letter of transmittal and all related documents before the expiration of the exchange offer. You should allow adequate time for delivery if you choose to tender your old notes for the exchange. Old notes that are not exchanged will remain subject to restrictions on transfer and will not have any rights to registration.

     If you do participate in the exchange offer for the purpose of participating in the distribution of the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 for any resale transaction. Each broker-dealer who holds old notes for its own account due to market-making or other trading activities and who receives new notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. If any old notes are not tendered in the exchange or are tendered but not accepted, the trading market for such old notes could be negatively affected due to the limited number of old notes expected to remain outstanding following the completion of the exchange offer.

FAILURE OF OUR COMPUTER SYSTEMS OR OF SATELLITES TO RECOGNIZE THE YEAR 2000 COULD DISRUPT OUR BUSINESS AND OPERATIONS

     The year 2000 problem refers to the failure of installed computerized systems and software products to recognize or accept four digit date entries. In this case, systems that have date-sensitive features might, for example, recognize a date using "00" as the year 1900 rather than the year 2000. This problem could cause malfunctions in certain computer systems, software and databases with respect to dates on or after January 1, 2000, unless corrected.

     We face risks arising from year 2000 issues which could have a material adverse effect on our business and on our ability to make payments on the notes. For example, we risk incurring contractual liabilities if we fail to provide services to our customers because of the malfunctioning of a satellite due to a year 2000 problem with the satellite. Based on our testing and remediation, we believe that our software and hardware systems are year 2000 compliant. However, we cannot assure you that all systems will continue to function adequately during and after the year 2000. We do not know whether the computer systems of our customers and other parties on whose services we depend for transmission capacity are year 2000 compliant. If the computer systems of the PTOs and other carriers and our satellite providers are not year 2000 compliant, we could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000" for a discussion of these risks.

                                 CAPITALIZATION

     The following table shows our cash and cash equivalents and total capitalization as of December 31, 1999:

     - on an historical basis

     - on a pro forma basis to give effect to:

        - our initial public offering

        - the British Telecommunications private placement

        - the minority interest roll-ups

        - the conversion of our preferred stock

     - on a pro forma as adjusted basis to give effect to:

        - the above events

        - the offering of the old notes

     This table should be read in conjunction with our consolidated financial statements and the notes at the back of this Memorandum.

                                                                   AS OF DECEMBER 31, 1999
                                                           ----------------------------------------
                                                                                         PRO FORMA
                                                            ACTUAL       PRO FORMA      AS ADJUSTED
                                                           ---------   --------------   -----------
                                                                       (IN THOUSANDS)
CASH AND CASH EQUIVALENTS................................  $  97,507     $ 293,810      $  587,935
                                                           =========     =========      ==========
SHORT-TERM DEBT:
  Short-term debt........................................  $  15,670     $  15,670      $   15,670
  Broadband Network Vendor Financing.....................     46,219        46,219          46,219
  Current portion of long-term debt......................     23,007        23,007          23,007
                                                           ---------     ---------      ----------
     Total short-term debt...............................     84,896        84,896          84,896
LONG-TERM DEBT:
  12-1/8% Senior Guaranteed Notes due 2003...............    125,000       125,000         125,000
  12-3/8% Senior Notes due 2008..........................    225,000       225,000         225,000
  13 3/4% Senior Notes due 2005..........................         --            --         300,000
  Other long-term debt, net of current portion...........     49,415        49,415          72,422
                                                           ---------     ---------      ----------
     Total long-term debt, net...........................    399,415       422,422         699,415
MINORITY INTEREST........................................      4,985            --              --
REDEEMABLE, CONVERTIBLE PREFERRED STOCK..................    149,035            --              --
STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par value per share; 71,605,993
     shares issued and outstanding, actual; 91,428,571
     shares issued and outstanding, pro forma)...........        716           914             914
  Treasury stock, 14,917,915 shares, at cost.............   (125,000)           --              --
  Additional paid in capital.............................    221,013       534,187         534,187
  Accumulated deficit....................................   (202,934)     (202,934)       (202,934)
  Amount paid in excess of carrying value of assets
     acquired from related party.........................     (4,287)       (4,287)         (4,287)
  Accumulated other comprehensive income.................    126,373       126,373         126,373
                                                           ---------     ---------      ----------
     Total stockholders' equity..........................     15,341       454,253         454,253
                                                           ---------     ---------      ----------
          Total capitalization...........................  $ 653,672     $ 938,564      $1,238,564
                                                           =========     =========      ==========

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following financial data are derived from our audited consolidated financial statements previously filed with the Securities and Exchange Commission.

     Our balance sheet data:

     - on a forma basis give effect to:

        - our initial public offering

        - the British Telecommunications private placement

        - the minority interest roll-ups

        - the conversion of our preferred stock

     - on a pro forma as adjusted basis give effect to:

        - the above events

        - this offering

as if these events had occurred at the beginning of the periods presented. These amounts, however, do not give effect to the $297 million vendor financing commitments that we recently received from Nortel in connection with the construction of the Broadband Network in Argentina and Brazil. In the future, we may reduce our commitments from Nortel under the financing agreements.

     The selected financial data set forth below is not complete. The following data should be read in conjunction with the financial statements and notes and Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                           YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------------------
                                        1995          1996          1997          1998          1999
                                      --------      --------      --------      --------      ---------
                                                               (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues from services..........  $105,641      $128,393      $161,065      $208,089      $ 228,451
Direct costs and expenses:
  Contracted services...............     5,917        11,411        16,774        20,466         26,769
  Other direct costs................     9,733        10,375        12,541        14,619         28,322
  Leased capacity...................    10,973        13,925        19,230        28,660         44,750
  Cost of sold equipment............        --            --         3,137         3,665          5,187
Salaries and wages..................    22,220        25,561        29,109        38,198         46,174
Selling, general and
  administrative....................    26,094        23,030        28,237        38,665         43,364
Depreciation and amortization.......    20,653        26,318        28,673        36,946        130,071
                                      --------      --------      --------      --------      ---------
Operating income (loss).............     6,883        18,065        23,364        26,870        (96,186)
Other income (expenses):
  Interest expense, net.............   (15,677)      (23,185)      (24,272)      (44,698)       (55,561)
  Net gain (loss) on foreign
     exchange.......................     1,838           910          (276)          675         (8,042)
  Other income (expenses), net......       511         1,035          (151)          760         15,305
Income (loss) before income taxes,
  cumulative effect and minority
  interest..........................    (6,445)       (3,175)       (1,335)      (16,393)      (144,484)
Benefit from (provision for) income
  taxes.............................       740        (3,542)       (5,263)       (3,805)        20,733
                                      --------      --------      --------      --------      ---------
Loss before cumulative effect and
  minority interest.................    (5,705)       (6,717)       (6,598)      (20,198)      (123,751)

                                                           YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------------------
                                        1995          1996          1997          1998          1999
                                      --------      --------      --------      --------      ---------
                                                               (IN THOUSANDS)
Cumulative effect of change in
  accounting principle, net of
  tax...............................        --            --            --        (1,269)            --
(Income) loss attributable to
  minority interest.................    (1,712)       (1,766)         (993)       (2,502)         6,225
Dividends on redeemable preferred
  stock.............................        --            --            --       (10,018)       (14,017)
                                      --------      --------      --------      --------      ---------
Net loss attributable to common
  stockholders......................  $ (7,417)     $ (8,483)     $ (7,591)     $(33,987)     $(131,543)
                                      ========      ========      ========      ========      =========
Net loss per common share: basic and
  diluted...........................  $  (0.16)     $  (0.18)     $  (0.14)     $  (0.71)     $   (2.31)
                                      ========      ========      ========      ========      =========
Weighted average number of common
  shares: basic and diluted.........    46,773        46,773        53,594        47,983         54,447
                                      ========      ========      ========      ========      =========

                                                                                        AS OF
                                        AS OF DECEMBER 31,                        DECEMBER 31, 1999
                       -----------------------------------------------------   ------------------------
                         1995       1996       1997       1998        1999     PRO FORMA    AS ADJUSTED
                       --------   --------   --------   ---------   --------   ----------   -----------
                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
  equivalents........  $  6,216   $ 28,895   $ 10,439   $  90,021   $ 97,507   $  293,810   $  587,935
Total current
  assets.............    36,906     68,304     65,015     159,099    179,026      375,329      669,454
Net property, plant
  and equipment......   199,701    227,086    255,422     330,726    310,330      310,330      310,330
Investments..........        --         --      4,178      10,708    235,925      235,925      235,925
Total assets.........   249,095    315,230    339,916     527,218    828,332    1,112,684    1,412,684
Total current
  liabilities........   128,813     78,125    103,438      97,910    243,150      243,150      243,150
Total short-term debt
  and current portion
  of long-term
  debt...............    97,510     42,874     60,375      40,400     38,677       38,677       38,677
Total long-term debt,
  net................    30,200    156,230    159,677     379,292    399,415      399,415      699,415
Minority interest....    28,476     30,242     10,398      13,071      4,985           --           --
Redeemable preferred
  stock..............        --         --         --     135,018    149,035           --           --
Stockholders' equity
  (deficit)..........    55,363     46,881     63,389    (101,519)    15,341      454,253      454,253

                                                          YEAR ENDED DECEMBER 31
                                          ------------------------------------------------------
                                            1995       1996       1997       1998        1999
                                          --------   --------   --------   ---------   ---------
                                               (IN THOUSANDS, EXCEPT RATIOS AND OTHER DATA)
OTHER FINANCIAL DATA:
EBITDA..................................  $ 27,536   $ 44,383   $ 52,037   $  63,816   $  33,885
Cash flow provided by (used in)
  Operating activities..................    18,894      9,843     17,139      16,740       3,849
  Investing activities..................   (66,910)   (53,681)   (58,080)   (128,155)   (133,975)
  Financing activities..................    22,097     66,517     22,485     191,923     139,336
Ratio of earnings to fixed charges......        --         --         --          --          --
Pro forma ratio of earnings to fixed
  charges...............................        --         --         --          --          --

                                                          YEAR ENDED DECEMBER 31
                                          ------------------------------------------------------
                                            1995       1996       1997       1998        1999
                                          --------   --------   --------   ---------   ---------
                                               (IN THOUSANDS, EXCEPT RATIOS AND OTHER DATA)
Ratio of EBITDA to interest expense.....     1.67x      1.76x      2.04x       1.29x          --
Pro forma ratio of total debt to
  EBITDA................................        --         --         --          --          --
OTHER DATA (AT PERIOD END):
Customers...............................       656        907      1,192       1,467       1,745
Satellite customer sites (VSAT and SCPC
  technology only)......................     3,336      5,558      5,825       6,886       7,875

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading provider of private telecommunications network and Internet services in Latin America. We offer tailor-made, integrated data, voice and Internet solutions, with an increasing emphasis on broadband transmission, for national and multinational companies, financial institutions, governmental agencies and other business customers. We also offer dedicated Internet services to Internet service and content providers.

     We have operations in Argentina, Colombia, Venezuela, Ecuador, Mexico, Brazil and the United States and also provide our services in other countries in Latin America. We currently provide telecommunications and Internet services through our networks, which consist of owned fiber optic and wireless links, teleports, earth stations and leased fiber optic and satellite links. We own and operate 12 metropolitan area networks in some of the largest cities in Latin America, including Buenos Aires, Bogota, Caracas and Sao Paulo.

     We are building our Broadband Network to enhance the services we presently provide and significantly increase our transmission speed and capacity. This network will consist of long-haul, high capacity fiber optic backbones and metropolitan area fiber optic and wireless links and will use advanced transmission technologies, including DWDM, ATM and IP. We already own and operate a long-haul, fiber optic network connecting the cities of Cali, Medellin and Bogota in Colombia over 698 route kilometers and we are constructing an additional 1,351 route kilometers to close the ring between Cali and Bogota and to extend this network to reach Barranquilla. By December 2000, we expect to have built out our Broadband Network to connect major cities across Argentina, Brazil and Colombia.

     Revenues. We provide services to our customers under contracts which typically range from six months to five years, but generally are for three years. The customer generally pays an installation charge at the beginning of the contract and a monthly fee based on the quantity and type of equipment installed. Except in Brazil, the fees stipulated in the contracts are generally denominated in U.S. dollar equivalents. Services (other than installation fees) are billed on a monthly, predetermined basis, which coincide with the rendering of the services. We report our revenues net of deductions for sales taxes.

     We have experienced, and anticipate that we will continue to experience, downward pressure on our prices as we continue to expand our customer base and as competition for private telecommunications network services grows. When we have renewed and/or expanded our contracts with existing customers, the prices we charge have generally declined. As a result, our revenues per unit of satellite capacity used have been decreasing. In addition, as our business in a particular country matures, our rate of growth in that country tends to slow. In particular, this has occurred in Argentina and in Colombia. To compensate for slower growth in maturing markets, we will seek to provide new services through our Broadband Network and to expand into new countries.

     Although we believe that our geographic diversification provides some protection against economic downturns in any particular country, our results of operations and business prospects are influenced by the overall financial and economic conditions in Latin America. Many of the countries in which we operate have experienced political and economic volatility in recent years. With the exception of the United States and Mexico (which account for only a small portion of our consolidated revenues), each of the countries in which we operate experienced economic recession during 1999. In particular, Argentina and Colombia, our two largest markets in terms of revenues generated, experienced significant recessions in 1999. These conditions may have material adverse effects on our business, results of operation and financial condition and ability to make payments on the notes.

     Costs and Expenses.  Our costs and expenses principally include:

     - direct costs

     - salaries and wages

     - selling, general and administrative expenses

     - depreciation and amortization

     Our direct costs include payments for leased satellite transponder and fiber optic capacity. Building the Broadband Network will decrease our payments for leased capacity as a percentage of revenues. However, there will be some delay in recognizing cost savings associated with shifting transmission from leased satellite facilities to our Broadband Network because our satellite contracts cannot be cancelled before they expire. The other principal items comprising direct costs are contracted services costs and other direct costs. Contracted services costs include costs of maintenance and installation (and de-installation) services provided by outside contractors. Installation and de-installation costs are the costs we incur when we install or remove earth stations, microstations and other equipment from customer premises. Other direct costs principally include:

     - Licenses and other fees

     - Sales commissions paid to third-party sales representatives

     - Allowance for doubtful accounts

     Our selling, general and administrative expenses consist principally of:

     - publicity and promotion costs

     - fees and other remuneration

     - travel and entertainment

     - rent

     - plant services and corporate telecommunication and energy expenses

     In connection with the stock options granted on January 5, 2000 under the 1999 Stock Option Plan, we will record approximately $5.4 million in stockholders' equity as deferred compensation. The deferred compensation will be amortized to expense over the vesting period, which commences four years after the date of grant.

     Capacity Transactions. In September 1999, we sold indefeasible rights of use of telecommunications capacity on segments of the Broadband Network to Global Crossing for approximately $25 million. We expect to have other similar transactions in the future. For these transactions, we expect to recognize revenue and expenses ratably over the term of the indefeasible rights of use from the date the fiber optic cables are placed in service for the term of the indefeasible right of use.

     Currency Risks. Except in Brazil, our contracts with customers generally provide for payment in U.S. dollars or for payment in local currency linked to the exchange rate between the local currency and the U.S. dollar at the time of invoicing. Accordingly, inflationary pressures on local economies in the other countries in which we operate did not have a material effect on our revenues during 1999. Given that the exchange rate is generally set at the date of invoicing and that we in some cases experience substantial delays in collecting receivables, we are exposed to exchange rate risk. Furthermore, under Brazilian law, our contracts with customers in Brazil cannot be linked to the exchange rate between the Brazilian real and the U.S. dollar. Our expansion in Brazil will increase our exposure to exchange rate risks.

     Sale of Retail Internet Business. In August 1999, we entered into an agreement in principle to sell our retail Internet businesses in Argentina, Brazil and Colombia to El Sitio, Inc. for approximately $21.5 million. El Sitio provides Internet content in Latin America. We also agreed to subscribe for $21.5 million in convertible preferred stock of El Sitio and El Sitio has agreed to enter into a telecommunications services agreement with us to provide services to El Sitio, including access to the U.S. Internet backbone. We determined that retail Internet access was not one of our top priorities and was inconsistent with our emphasis on providing telecommunications services to businesses and governmental customers, telecommunications carriers and ISPs. The Brazil transaction contemplated by the El Sitio Framework Agreement was consummated on October 6, 1999 and the Argentina transaction was concluded on November 5, 1999. The Colombia transaction is expected to close during April 2000. Upon the consummation of El Sitio's initial public offering in December 1999, our shares of El Sitio's preferred stock were automatically converted into 15.4% of El Sitio's common stock.

     The revenues and expenses associated with the retail Internet businesses sold to El Sitio were as follows for the periods indicated:

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              -------------------------------
                                                               1997        1998        1999
                                                              ------   ------------   -------
                                                                      (IN THOUSANDS)
Net revenues:
  Argentina.................................................  $2,634     $ 2,982      $ 3,236
  Colombia(1)...............................................   1,817       2,131        1,968
  Brazil....................................................      --       6,159        5,766
                                                              ------     -------      -------
     Total..................................................  $4,451     $11,272      $10,970
                                                              ======     =======      =======
Direct costs:
  Argentina.................................................  $1,957     $ 2,181      $ 2,416
  Colombia(1)...............................................   1,274       2,014        2,237
  Brazil....................................................      --       3,792        5,766
                                                              ------     -------      -------
     Total..................................................  $3,231     $ 7,987      $10,419
                                                              ======     =======      =======

---------------
(1) The Colombia transaction is expected to close during April 2000.

RESULTS OF OPERATIONS

     The following financial table summarizes our results of operations:

                                                               YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------------
                                                  1997                  1998                  1999
                                           -------------------   -------------------   -------------------
                                             (IN THOUSANDS AND AS A PERCENTAGE OF CONSOLIDATED REVENUES)
Net revenues from services...............  $161,065    100.0%    $208,089    100.0%    $228,451    100.0%
Contracted services costs................    16,774     10.4       20,466      9.8       26,769     11.7
Other direct costs.......................    12,541      7.8       14,619      7.0       28,322     12.4
Leased capacity..........................    19,230     11.9       28,660     13.8       44,750     19.6
Cost of sold equipment...................     3,137      1.9        3,665      1.8        5,187      2.3
Salaries and wages.......................    29,109     18.1       38,198     18.4       46,174     20.2
Selling, general and administrative......    28,237     17.5       38,665     18.6       43,364     19.0
Depreciation and amortization............    28,673     17.8       36,946     17.8      130,071     56.9
Interest expense, net....................    24,272     15.1       44,698     21.5       55,561     24.3
Net gain (loss) on foreign exchange......      (276)    (0.2)         675      0.3       (8,042)    (3.5)
(Provision for) benefit from income
  taxes..................................    (5,263)    (3.3)      (3,805)    (1.8)      20,733      9.1
Net loss attributable to common
  stockholders...........................    (7,591)    (4.7)     (33,987)   (16.3)    (131,543)   (57.6)

1999 COMPARED TO 1998

     General. Our results of operations for 1999 were not as positive as prior periods for the following principal reasons:

     - the recession in Latin America during this period, which was the region's most severe in decades, has accelerated competitive pricing pressures in our more mature markets (especially in Argentina and Colombia)

     - higher leased fiber capacity expenses related to increased customer demand for high bandwidth telecom links

     - the fact that we purchased too much satellite capacity because we did not anticipate the breadth of the recession in Latin America

     - expenses of developing the Broadband Network and our Brazilian operations (which are in a relatively early stage of development)

     - an increase in our provision for doubtful accounts as a result of changes in our provisioning policy, which we discuss further below

     - a change in the depreciable life of some of our customer premises telecommunications equipment in view of technological advances in our industry

     Revenues. Our net revenues for 1999 totaled $228.5 million, an increase of $20.4 million, or 9.8%, from net revenues for the same period in 1998. Growth in net revenues was achieved despite a significant economic recession, especially in the countries where most of our operations are currently deployed (Argentina, Colombia, Venezuela). In addition to its general adverse effect on revenue and client growth, the recession in certain cases accelerated pricing pressures existing in the Company's more mature markets. These conditions could also affect future periods.

     The following tables show our revenues by operating subsidiary and by business lines (in each case, including intercompany transactions) for the periods indicated:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
IMPSAT Argentina............................................  $100,541   $110,209
IMPSAT Colombia.............................................    60,447     61,047
IMPSAT Venezuela............................................    15,437     23,232
IMPSAT Ecuador..............................................    10,433     13,356
IMPSAT Mexico...............................................     4,479      3,573
IMPSAT Brazil...............................................     3,876      8,568
Mandic S.A..................................................     8,246      6,690
IMPSAT USA..................................................    14,594     17,243

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Network services............................................  $162,616   $172,478
Internet....................................................    20,586     26,639
Other.......................................................    24,887     29,334
                                                              --------   --------
Total net revenues from services............................  $208,089   $228,451
                                                              ========   ========

     Our revenue growth for 1999 was attributable to an overall increase in the number of customers and services we provided to them offset, in part, by decreasing prices. Excluding Internet and fax store and forward customers, we had a total of 1,745 customers at December 31, 1999, compared to 1,467 customers at year end 1998.

     Revenue figures included $8.6 million from retail internet services in Argentina and Brazil, which were sold to El Sitio, Inc. in the fourth quarter of 1999, and $ 2.0 million in retail internet services in Colombia that will be transferred to El Sitio in April 2000.

     The recessions in Argentina and Colombia and, to a lesser extent, increased competition resulted in some of our customers canceling their contracts or reducing the services we provide to them. For example, our contract in Argentina with Banco Bansud S.A., one of Argentina's largest private commercial banks and one of IMPSAT Argentina's top ten customers in 1998, was terminated due to pricing competition in April 1999. In Colombia, our contracts with six customers within the Suramericana group were renegotiated during the first quarter of 1999. This renegotiation resulted in an approximately 24% decrease in our prices under these contracts. Our net revenues from these six companies totaled $2.0 million during 1998. The Suramericana group includes some of our largest customers in Colombia.

     The Company's business in Colombia, its second oldest market, was adversely affected by the severe economic recession experienced during 1999. Due to continuing effects of the recession, we expect IMPSAT Colombia to continue to experience declining prices and margin pressure in 2000.

     In addition, revenue growth at IMPSAT Ecuador could decline in coming periods due to the effects of the continuing economic and political crisis in that country. Although IMPSAT Ecuador's revenues and revenue growth have not yet been adversely affected to date by the recession in Ecuador, we cannot predict the effect of these matters on our results for future periods.

     We completed our first full year of operations in Brazil in 1999. Although IMPSAT Brazil's expansion of its customer base (90 customers as of December 31, 1999 compared to 48 customers as of the same date in 1998) and operations continued, adverse economic conditions in Brazil, including the devaluation of the real against the U.S. dollar, caused IMPSAT Brazil's revenues in U.S. dollar terms to be lower than expected. Revenues recorded by Mandic during 1999 as compared to 1998 were also negatively affected by the devaluation of the Brazilian real against the U.S. dollar during 1999. The real was at R$1.21 = $1.00 on January 1, 1999 and R$2.10 = $1.00 on December 31, 1999.

     On October 5, 1999, we merged Mandic into IMPSAT Brazil, and Mandic ceased operations. On October 6, 1999, IMPSAT Brazil sold the retail internet business acquired in the Mandic merger for $12.3 million to O Site Entretenimentos Ltda., a subsidiary of El Sitio.

     Direct Costs. Our direct costs for 1999 totaled $105.0 million, an increase of $37.6 million, or 55.8%, compared to 1998. Of our total direct costs for 1999, $54.4 million related to the operations of IMPSAT Argentina and $20.3 million related to the operations of IMPSAT Colombia. This compares to $32.0 million at IMPSAT Argentina and $17.3 million at IMPSAT Colombia for 1998. Direct costs for IMPSAT Brazil, which commenced operations towards the end of the second quarter of 1998, totaled $8.8 million for 1999. Direct costs of our subsidiaries are described prior to the elimination of intercompany transactions.

          (1) Contracted Services. Contracted services costs include costs of maintenance and installation (and de-installation) services provided by outside contractors. In 1999, our contracted services costs totaled $26.8 million, compared to $20.5 million in 1998. Of this amount, maintenance costs for our telecommunications network infrastructure totaled $17.4 million, compared to $12.7 million for 1998. Our maintenance costs increased because we had more infrastructure. In addition, our installation costs totaled $9.4 million, compared to $7.6 million for 1998. The increase in these costs was due in part to:

        - private telecommunications network installations completed in 1999 in connection with IMPSAT Argentina's contracts to provide private telecommunications network services to the Government of the Province of Buenos Aires and Banco de la Provincia de Buenos Aires

        - a higher number of de-installations of VSAT microstations due to customer cancellations and customer upgrades to SCPC technology

          (2) Other Direct Costs. Other direct costs principally include licenses and other fees; sales commissions paid to third-party sales representatives; and our allowance for doubtful accounts.

          Sales commissions paid to third-party sales representatives totaled $8.0 million, compared to $6.8 million for 1998. Most of these commissions related to customers of IMPSAT Argentina.

          We recorded a provision for doubtful accounts of $11.2 million compared to $5.3 million for the same period in 1998. At December 31, 1999, excluding amounts owed by two large former customers ENCOTESA and IBM de Argentina) that were the subject of litigation at that date, approximately 19%
     of our gross trade accounts receivable were past due more than six months but less than one year and approximately 26% were past due more than one year.

          During the third quarter of 1999, we amended our provisioning policy to remove the discretion previously granted to the presidents of our operating subsidiaries to override the provisioning of amounts more than 180 days past due and to reserve 100% of our outstanding receivables due from IBM de Argentina. During that quarter we recognized a charge of approximately $1.1 million with respect to receivables due from IBM de Argentina and additional charges of approximately $4.1 million. In addition, at December 31, 1999, we also estimated that the net realizable value on the ENCOTESA receivable to be zero, and accordingly we recorded an adjustment of $5.1 million relating to this receivable.

          In addition, due to a general slowdown in the collection of receivables in Argentina and some of the other countries in which we operate commencing in the second quarter of 1999, which we believe is due to economic difficulties experienced in those countries, we added approximately $2.5 million to our allowance for doubtful accounts in the third quarter of 1999. In particular, our collection of receivables in Argentina was adversely affected by the recession in that country during 1999. IMPSAT Argentina's average days outstanding for net trade receivables due was 90 days at December 31, 1999. This represents an improvement from IMPSAT Argentina's average days outstanding for net trade receivables due of 97 days at June 30, 1999, but a decline from 69 days at December 31, 1998.

          In February, 2000, we reached an agreement with IBM de Argentina for the settlement of its receivables due from that company, for which we received approximately $2.0 million, representing a recovery of 89.7% of the approximately $2.3 million amount reserved.

          (3) Leased Capacity. Our leased capacity costs totaled $44.8 million, which represented an increase of $16.1 million, or 56.1%, from the corresponding period in 1998. We had approximately 801 MHz of leased satellite capacity at December 31, 1999 and 650 MHz at December 31, 1998.

          The expansion of our satellite capacity was primarily attributable to contractually scheduled increases in satellite capacity to match anticipated growth in customer demand. A portion of this increase was related to the growth in our SCPC services compared to our VSAT services. SCPC earth stations use larger amounts of satellite capacity than do VSAT microstations. However, we have not needed as much satellite capacity as we contracted for, due to adverse economic conditions in Latin America. As a result, our satellite capacity cost as a percentage of revenues has increased substantially from prior periods.

          In addition, to satisfy increasing customer demand for high bandwidth telecommunications links, during 1999, we increased our leased dedicated capacity on third-party fiber optic networks in Argentina, spending $16.9 million compared to $10.0 million for 1998. Due to this need for greater fiber optic bandwidth, we expect our leased capacity costs to increase until we implement the Broadband Network. Leased fiber optic capacity in Argentina is quite expensive due to the very limited number of providers.

          (4) Costs of Equipment Sold. We incurred costs of equipment sold of $5.2 million, compared to $3.7 million in 1998.

     Salaries and Wages. Salaries and wages totaled $46.2 million, an increase of $8.0 million, or 20.9%, from the 1998. The increase resulted primarily from:

     - an increase in the number of employees, from 1,029 at December 31, 1998 to 1,107 at December 31, 1999, particularly in connection with the progression of our operations in Brazil, and the development of the Broadband Network

     - increases in the salaries and wages of our personnel to match market rates for personnel with the expertise we require and increases in cost of living

     IMPSAT Argentina incurred salaries and wages for 1999 of $19.7 million compared to $16.3 million in 1998. Salaries and wages for 1999 relating to the Broadband Network totaled $3.0 million. Salaries and wages for 1999 paid with respect to IMPSAT Brazil and Mandic totaled $4.7 million. IMPSAT Brazil increased its number of employees by 60 persons, or 50.4%, during 1999 in connection with the Company's development of operations in that country.

     Selling, General and Administrative Expenses. We incurred SG&A expenses of $43.4 million for 1999. SG&A expenses increased $4.7 million, or 12.2%, from 1998.

     The increase in SG&A expenses principally reflect growth in our operations and the development and implementation of the Broadband Network. For example, the increase in our expenses for legal, tax and consultancy advice to $8.5 million compared to $7.1 million for 1998 is attributable to the expansion of our operations, including the financing and development of the Broadband Network.

     Depreciation and Amortization. Our depreciation and amortization expenses for 1999 totaled $130.1 million, an increase of $93.1 million, or 252.1%, from 1998. The increase primarily reflected accelerated depreciation resulting from our decision in the third quarter of 1999 to change the depreciable life of some of our customer premises telecommunications equipment from 10 years to 5 years in view of technological advances in our industry.

     Interest Expense, Net. Our net interest expense totaled $55.6 million. This consists of interest expense of $63.2 million and interest income of $7.4 million. Our net interest expense increased $10.9 million, or 24.3%, from net interest expense for 1998.

     The increase in our net interest expense reflects higher average outstanding indebtedness in 1999 compared to 1998 as a result of our issuance in June 1998 of $225 million principal amount of 12 3/8% Senior Notes due 2008. For 1999, the average interest rate on our indebtedness was 11.3%, compared to an average interest rate of 12.1% for 1998. Our total indebtedness as of December 31, 1999 was $438.1 million, as compared to $419.7 million as of December 31, 1998. We anticipate that interest expense will increase in the future based on:

     - expected increased levels of borrowing associated with our development of the Broadband Network, including the two financing agreements that we signed with Nortel in October 1999 for a total of up to $297.4 million to construct the Broadband Network in Argentina and Brazil

     - the issuance of the old notes in February 2000

     See "-- Liquidity and Capital Resources."

     Net Loss on Foreign Exchange. We recorded a net loss on foreign exchange of $8.0 million, compared to a net gain of $0.7 million for 1998. The increase was principally caused by the devaluation of the Brazilian real against the U.S. dollar.

     Benefit from (Provision for) Income Taxes. We recorded a benefit from income taxes (all of which are for foreign taxes) of $20.7 million compared to a provision for income taxes of $3.8 million for 1998. The increased benefit from income taxes is attributable to the expected net loss carry-forwards that we will be able to use in future periods as a result of the accelerated depreciation expense taken beginning the third quarter of 1999 with respect to some of our customer premises telecommunications equipment.

     Net Loss Attributable to Common Stockholders. For 1999, we incurred a net loss attributable to common stockholders of $131.5 million, compared to $34.0 million for 1998.

1998 COMPARED TO 1997

     Revenues. Revenues for 1998 totaled $208.1 million, compared to $161.1 million for 1997, a $47.0 million increase from revenues for 1997. The following table shows our revenues by operating subsidiary, including intercompany amounts) for 1998 and 1997:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1998
                                                              -------   --------
                                                                (IN THOUSANDS)
IMPSAT Argentina............................................  $90,942   $100,541
IMPSAT Colombia.............................................   50,099     60,447
IMPSAT Venezuela............................................    9,242     15,437
IMPSAT Ecuador..............................................    5,716     10,433
IMPSAT Mexico...............................................    1,776      4,479
IMPSAT Brazil...............................................       --      3,876
Mandic......................................................       --      8,246
IMPSAT USA..................................................    7,912     14,594

     The increase in IMPSAT Argentina's revenues in 1998 was primarily attributable to increased revenues from Internet services, as described below.

     Excluding customers of our Internet and our fax store and forward services, we had a total of 1,467 customers at December 31, 1998, compared to 1,192 customers at December 31, 1997. During 1998, we commenced our operations in Brazil. At December 31, 1998, IMPSAT Brazil had a total of 48 customers, compared to 21 customers at the end of the second quarter of 1998.

     Our net revenues in 1998 increased principally from growth in our network services other than our VSAT based services. Revenues from VSAT services during 1998 totaled $56.7 million, a decrease of $0.7 million, or 1.2%, from 1997. As a percentage of our net revenues, revenues from VSAT services declined to 27.3% for 1998 from 35.7% in 1997, reflecting downward pressure on the prices for our VSAT services. Revenues from Dataplus services for 1998 totaled $45.7 million, an increase of $8.1 million, or 21.6%, from 1997. Revenues from Minidat services for 1998 totaled $2.3 million compared to revenues of $17,000 in 1997. In addition, our revenues from newer network service offerings such as Minidat, increased significantly during 1998. At December 31, 1998, we had installed 763 Minidat microstations compared to installations of 119 Minidat microstations at December 31, 1997.

     In 1998, competitive pressures, including lower pricing, resulted in relatively flat revenues from Argentina's network service offerings. IMPSAT Argentina's revenues from VSAT and Dataplus services for 1998 totaled $37.6 million and $23.5 million, respectively, an increase of $1.7 million, or 4.7%, and a decrease of $0.1 million, or 0.6%, from 1997.

     Internet service revenues totaled $21.1 million in 1998, as compared to $7.7 million for 1997. At December 31, 1998, we had in excess of 79,000 retail Internet customers and 241 corporate Internet customers, compared to 19,000 retail Internet customers and 45 corporate Internet customers at December 31, 1997. Mandic's net revenues from Internet services in 1998 (after our acquisition) totaled $8.3 million. IMPSAT Argentina's net revenues from Internet services in 1998 totaled $6.1 million, an increase of $1.8 million, or 41.4%, from 1997.

     As part of net revenues, we recorded revenues of $4.7 million from certain equipment sales in 1998 and $3.1 million in 1997.

     Direct Costs. Our direct costs totaled $67.4 million, an increase of $15.7 million, or 27.4%, from 1997. Of total direct costs for 1998, $32.0 million related to the operations of IMPSAT Argentina and $17.3 million related to IMPSAT Colombia (compared to $32.2 million at IMPSAT Argentina and $13.6 million at IMPSAT Colombia in 1997).

          (1) Contracted Services. Our contracted services costs totaled $20.5 million, compared to $16.8 million in 1997. Of this amount, our maintenance costs totaled $12.7 million, an increase of $6.0 million from 1997, and our installation costs totaled $7.6 million, compared to $4.7 million in 1997.

          (2) Other Direct Costs. Other direct costs were $14.6 million in 1998, compared to $12.5 million in 1997. Of this total, sales commissions paid to third party sales representatives equaled $6.8 million, compared to $5.7 million in 1997. Sales commissions increased in 1998 as a result of new private telecommunications network services contracts that we obtained in 1998 through the use of third-party sales representatives.

          Other direct costs also reflected an increase in our provision for doubtful accounts. On a company-wide basis, we recorded a provision for doubtful accounts of $5.3 million, compared to $3.3 million in 1997, as a result of payment arrears experienced by certain customers in Argentina, Colombia and Ecuador and our change in policy for provisioning doubtful accounts.

          (3) Leased Capacity. Our leased capacity payments totaled $28.7 million, an increase of $9.4 million, or 49.0%, from 1997. We had approximately 650.0 MHz of leased satellite capacity at December 31, 1998 and approximately 412.6 MHz at December 31, 1997. The expansion of our satellite capacity was primarily attributable to contractually scheduled increases in satellite capacity to match anticipated growth in the total number of Dataplus earth stations which, because of their greater transmission capacity and bandwidth requirements compared to VSAT, use larger amounts of satellite capacity.

          (4) Cost of Equipment Sold. We incurred costs of equipment sold of $3.7 million, compared to $3.1 million in 1997.

     Salaries and Wages. Salaries and wages totaled $38.2 million, an increase of $9.1 million, or 31.2%, from 1997. We increased the salaries and wages of our personnel to match market rates and increases in costs of living. The increase also reflects the acquisitions during the second quarter of 1998 of IMPSAT Brazil and Mandic, which had 119 and 67 employees, respectively, at December 31, 1998. Salaries and wages paid with respect to IMPSAT Brazil and Mandic for 1998 totaled $3.6 million and $1.1 million, respectively. We maintained a total of 1,029 employees at December 31, 1998, compared to 669 employees at December 31, 1997. Of our total employees at December 31, 1998, 28 individuals were assigned to the Broadband Network. Salaries and wages for 1998 relating to the Broadband Network totaled $0.5 million.

     Selling, General and Administrative Expenses. We incurred SG&A expenses of $38.7 million, an increase of $10.4 million, or 36.9%, compared to 1997. This increase was principally due to SG&A expenses incurred by our two new subsidiaries, IMPSAT Brazil and Mandic. SG&A expenses at IMPSAT Brazil and Mandic for 1998 totaled $5.6 million and $2.2 million, respectively. We also incurred SG&A expenses of $1.9 million in 1998 in connection with the Broadband Network.

     Compared to 1997, the increase in our SG&A expenses reflected an increase in entertainment, advertising and promotion costs to $7.0 million compared to $2.9 million in 1997 relating to:

     - our expansion of operations into Brazil

     - promotion campaigns for our newer services, including Internet, Conexia (electronic HMO benefit verification) and Telecampus (video conference distance learning)

     - consultant fees relating to our exploration of a new public image

     - related travel and entertainment expenses

     In addition, the increase in our SG&A expenses reflected increased expenses for legal, tax and consultancy advice ($7.1 million compared to $5.2 million for 1997) with respect to the financing and expansion of our operations, including the acquisitions of IMPSAT Brazil and Mandic and the development of plans for the Broadband Network.

     Depreciation and Amortization. Our depreciation and amortization expense totaled $36.9 million, representing an increase of $8.3 million, or 28.9%, compared to 1997.

     Interest Expense, Net. Our net interest expense totaled $44.7 million, consisting of interest expense of $49.4 million and interest income of $4.7 million. Net interest expense for 1998 increased $20.4 million, or 84.2%, from 1997. The increase in net interest expense was primarily attributable to our increased indebtedness, which increased from $220.1 million as of December 31, 1997 to $419.7 million as of December 31, 1998. This increased indebtedness related primarily to our 12 3/8% note offering in June 1998. The average interest rate on our indebtedness for 1998 was 12.1%, compared to 11.9% for 1997.

     Provision for Income Taxes. We recorded a provision for income taxes of $3.8 million, compared to $5.3 million for 1997. IMPSAT Argentina did not record a provision for income taxes in 1998, compared to $3.2 million for 1997. This reduction was attributable to carry-forward losses of Resis S.A., a wholly owned subsidiary of the company that was merged into IMPSAT Argentina in November 1998, that IMPSAT Argentina used to offset its income tax liability in 1998.

     Net Loss Attributable to Common Stockholders. We incurred a net loss attributable to common stockholders of $34.0 million, an increase of $26.4 million, compared to 1997. The principal reasons for the increase were:

     - the increase in our provision for doubtful accounts

     - increased interest expense attributable to our increased indebtedness as a result of our 12 3/8% note offering

     - the incurrence of a net loss of $7.6 million by IMPSAT Brazil in 1998

     - the effect of accrued dividends of $10.0 million on the preferred stock during 1998

LIQUIDITY AND CAPITAL RESOURCES

     We will continue to make significant capital expenditures in the next several years in connection with the Broadband Network, the further development of our operations in Brazil and new customer accounts (for which we install our equipment on customer premises). We also have, and will continue to have, substantial interest expense.

     At December 31, 1999, we had total cash and cash equivalents of $97.5 million. Our cash and cash equivalents relate principally to:

     - unused proceeds from our 12 3/8% note offering in 1998

     - unused proceeds of our $125 million equity private placement to British Telecommunications in April 1999

     - advances from Global Crossing totaling approximately $23.2 million in respect of our ongoing construction of a terrestrial portion of their South American network, described below in "Business -- The Broadband Network -- Global Crossing Agreements"

     On February 4, 2000, we completed our initial public offering and the British Telecommunications private placement. The net proceeds from these offerings totaled approximately $228.8 million. The net proceeds from the offering of the old notes was approximately 294.1 million.

     Our budget contemplates that we will need approximately $246.1 million during the period from December 31, 1999 through the end of 2000 for capital expenditures related to the Broadband Network in Argentina and Brazil. In October 1999, we executed definitive agreements with Nortel for long term vendor financing commitments of up to approximately $297 million, which we can use to pay for Nortel's construction of the segments of our Broadband Network in Argentina and Brazil. See "Business -- The Broadband Network -- Nortel Agreements." In addition, we are negotiating a vendor financing agreement of approximately $20 million with Lucent Technologies, Inc. as part of our agreement to purchase Lucent fiber optic cable for the long-haul portions of the Broadband Network in Argentina. In the future, we may reduce the commitments from Nortel under the vendor financing agreements.

     We do not have any other commitments regarding financing for the Broadband Network. As a result, the further expansion and development of the Broadband Network will depend upon our ability to obtain additional financing. If we are unable to obtain additional financing, we will not be able to maintain our levels of growth and market position in any of the countries in which we operate, which could have a material adverse effect on our results of operations.

     In addition, we anticipate that we will require approximately $125 million for other capital expenditures, including those related to our existing telecommunications business (including amounts spent to date), through the end of 2000, and significant amounts thereafter.

     In 1999, our operating activities generated $3.9 million, compared with $16.7 million generated during 1998. Financing activities, principally our issuance of common stock to a subsidiary of British Telecommunications in April 1999, provided $139.3 million in net cash for 1999, compared with $191.5 million for 1998, principally related to our issuance of 12 3/8% notes in June 1998. During the 1999, we used $134.0 million net cash for investing activities, compared to $128.2 million for 1998.

     At December 31, 1999, we had leased satellite capacity with annual rental commitments of approximately $28.5 million through the year 2003. In addition, at December 31, 1999, we had commitments to purchase telecommunications equipment amounting to approximately $9.5 million.

YEAR 2000

     The year 2000 problem refers to the failure of installed computerized systems and software products to recognize or accept four digit date entries. In this case, systems that have date-sensitive features might, for example, recognize a date using "00" as the year 1900 rather than the year 2000. This problem could cause malfunctions in certain computer systems, software and databases with respect to dates on or after January 1, 2000, unless corrected.

     Our equipment and operational systems were reviewed and, where required, detailed plans were developed and implemented to permit our computer systems and services to continue to function properly in the year 2000. Where necessary, these plans involved a combination of software modification, upgrades and replacement. We formed a senior management team consisting of a corporate vice president and a senior management representative from each of our operating subsidiaries. This team oversees our efforts to assess and resolve the year 2000 problem.

     To develop contingency plans with respect to the year 2000 problem, we analyzed potential operational risks that could lead to the interruption of critical service functions and installed preventive and remedial measures, such as alternative sources of power generation.

     Ensuring that our equipment and operational systems are year 2000 compliant increased costs in 1999. To date, we have incurred approximately $2.3 million of costs related to the year 2000 problem. Most of these costs were incurred with respect to IMPSAT Argentina ($1.0 million) and IMPSAT Colombia ($1.0 million), our largest operating subsidiaries.

     We continue to face risks to the extent that the business systems or products of our suppliers, satellite providers, customers and others with whom we transact business are not year 2000 compliant. In providing our services, our systems are required to communicate electronically with customer-owned systems with respect to a variety of functions. Failure of our customers' systems to be year 2000 compliant, particularly satellite providers, could impair our ability to perform these functions. Furthermore, if any of our suppliers cannot provide us with products, services or systems that meet the year 2000 requirements, our operating results could be materially adversely affected. We cannot assure you that the systems of our customers and suppliers will continue to be year 2000 compliant. We could be adversely affected by the year 2000 problem if we or our suppliers, customers and other businesses have not addressed this issue successfully.

                               INDUSTRY OVERVIEW

GENERAL

     The telecommunications industry has recently been undergoing rapid change due to deregulation, the construction of additional high-bandwidth infrastructure, the growth of the Internet, the introduction and increasing adoption of other data intensive applications and the introduction of new technologies and competition. According to industry sources, the worldwide telecommunications industry grew by 14.3% per annum from 1989 to 1997 and is projected to continue to grow at 12% to 18% through the year 2001.

     Deregulation and privatization of telecommunication services, and the associated onset of competition, have resulted in:

     - the broadening of telecommunications service offerings, including advanced and enhanced services (such as voicemail, faxmail, electronic mail and Internet applications)

     - lower end-user prices

     These factors have contributed to the increase in worldwide telecommunications traffic and, specifically, to an even more rapid growth in data traffic. With our Broadband Network and existing customer relationships, we believe that we will be well positioned to take advantage of this rapid growth.

THE LATIN AMERICAN TELECOMMUNICATIONS MARKET OPPORTUNITY

     Latin America encompasses some of the largest potential telecommunications markets in the world. The Latin American markets in which we operate have a combined:

     - estimated population of 368 million people

     - average GDP per capita of over $4,700

     - estimated compounded annual growth in telephone lines of approximately 11% through 2002

     - expected compounded annual growth of telecommunications voice service minutes of 14% through 2002

     The table below sets forth population, GDP per capita, minutes of outgoing telecommunications traffic (MTT) and MTT per capita for 1998 for the countries indicated, according to industry sources:

                                               POPULATION                   OUTGOING       OUTGOING
            COUNTRY OF OPERATION               (MILLIONS)   GDP/CAPITA   MTT (MILLIONS)   MTT/CAPITA
            --------------------               ----------   ----------   --------------   ----------
Argentina....................................     36.1        $9,476           223           6.2
Brazil.......................................    160.2         4,746           459           2.9
Colombia.....................................     40.9         2,227           136(1)        3.3
Ecuador......................................     12.2         1,615           N/A           N/A
Mexico.......................................     95.2         4,359         1,200          12.6
Venezuela....................................     23.7         4,401           159           6.7
                                                 -----        ------         -----           ---
     Total/Average...........................    368.3        $4,704         2,177           5.9
                                                 =====        ------         =====           ---

---------------
(1) Traffic data for 1996.

DEREGULATION

     Latin American telecommunication markets are undergoing significant deregulation. The countries in Latin America that have or are beginning to deregulate have done so as their governments have recognized the need to introduce market competition. Along with many other countries, Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Venezuela have agreed under the World Trade Organization Agreement on Basic Telecommunications Services to demonopolize their telecommunications industry within varying time frames that began in February 1998.

     Argentina's telecommunications sector was privatized in 1990 when Empresa Nacional de Telecomunicaciones, the then state-owned entity, was split into two regional monopolies. The Argentine government began demonopolization of the sector beginning in November 1999 and granted two new licenses that became operative starting at that time and several others that will be operative in November 2000. We have been granted one of the licenses that will become operative in November 2000. In Colombia, the government has awarded two long distance operating licenses to local companies, ending the monopoly of Colombia's PTO. Similarly, Venezuela has announced the scheduled demonopolization of its public telephone services by November 2000.

     In July 1998, Brazil privatized its principal PTO, Telebras, and has since established an independent regulator to oversee its telecommunications industry. In Mexico, Telefonos de Mexico, S.A. de C.V., the former PTO known as Telmex, was privatized in 1990, and competitors have been allowed to enter the market and render long distance services since 1996. In addition, since January 1997, Telmex has been required to interconnect with the networks of competitors.

INCREASING AVAILABILITY AND DEMAND FOR BROADBAND SERVICES

     In the United States, data service revenues are expected to grow at a compounded annual rate of approximately 13% through 2002, according to industry sources. In Latin America, growth in revenues derived from these services is expected to accelerate and achieve compounded annual growth of approximately 30% through 2002, assuming relative economic stability is maintained, due to the following factors:

     - Competition. As competitors enter the Latin American telecommunications markets, we expect them to provide an expanded range of telecommunications services at competitive prices. We believe that the ongoing deregulation of the Latin American telecommunications markets has led and will continue to lead to an increase in demand for the more sophisticated telecommunications services and solutions. We believe that while the incumbent providers in these markets have established customer bases, they have not traditionally concentrated on customer service or cost efficient operations.

     - Globalization of corporations. As corporations in more developed markets expand into growth markets such as Latin America, we believe that the need for private network services and broadband capacity between and within the major cities in these markets will grow. In addition, as Latin American corporations develop into more global enterprises, we believe that their need for broadband connections will increase and their adoption of bandwidth intensive applications is likely to accelerate.

     - Ongoing development of technologically advanced telecommunications infrastructure. Historically, Latin American markets have been dependent upon the legacy telecommunications infrastructure of the incumbent operators, which is not sufficiently robust to transmit large amounts of data traffic. Due to the poor transmission quality of regional telecommunications infrastructure, Latin American customers have been slower to adopt data intensive applications than similar customers in more developed markets such as the United States. We believe that the demand for high bandwidth and broadband services will increase as infrastructure improves and the use of data intensive applications becomes feasible and economical in more markets in Latin America.

     - Increasing worldwide use of the Internet. Technologies such as digital subscriber line, or DSL, are driving the adoption of the Internet and other data intensive applications in the United States. As Internet use increases, corporations are forced to accelerate their adoption of additional new technologies and applications, thereby fueling incremental demand for broadband services. The Latin American Internet market is, according to industry sources, several years behind the market in the United States in terms of overall penetration of Internet access and Internet related services. Industry sources estimate that the penetration rate of web users in the United States was approximately 16% of the U.S. population in 1997 and is expected to increase to 40% of the population by 2001. The penetration rate of web users in Latin America varies across the region but was estimated on average to be 0.8% of the population of the Latin American markets in which we operate for 1997 and is forecast to reach approximately 4% by 2002. From 1993 to 1998, available data indicates that the number of

       Internet hosts based in the Latin American markets in which we operate increased from approximately 7,500 to over 340,000.

     The Latin American projections that we cite in this prospectus were published in the last half of 1998 when Latin America was generally in recession. In contrast, the U.S. growth rates referred to occurred during an economic expansion. However, we believe that the historical trends in Internet growth in the U.S. market are broadly indicative of what can be expected to occur in Latin America.

                                    BUSINESS

OVERVIEW

     We are a leading provider of private telecommunications network and Internet services in Latin America. We offer tailor-made, integrated data, voice and Internet solutions, with an increasing emphasis on broadband transmission, for national and multinational companies, financial institutions, governmental agencies and other business customers. We also offer Internet services to Internet service and content providers.

     We have operations in Argentina, Colombia, Venezuela, Ecuador, Mexico, Brazil and the United States and also provide our services in other countries in Latin America. We provide telecommunications and Internet services through our networks, which consist of owned fiber optic and wireless links, teleports, earth stations and leased fiber optic and satellite links. We own and operate 12 metropolitan area networks in some of the largest cities in Latin America, including Buenos Aires, Bogota, Caracas and Sao Paulo.

     We are building an extensive pan-Latin American broadband fiber optic network, which will allow us to enhance the services we presently provide and significantly increase our transmission speed and capacity. Our new network will consist of long-haul, high capacity fiber optic backbones and metropolitan area fiber optic and wireless links and will use advanced transmission technologies, including DWDM, ATM and IP. We already own and operate a long-haul, fiber optic network connecting the cities of Cali, Medellin and Bogota in Colombia over a 698 route kilometers and we are constructing an additional 1,351 route kilometers to close the ring between Cali and Bogota to extend this network to reach Barranquilla. By December 2000, we expect to have built out our Broadband Network to connect major cities across Argentina and Brazil.

     IMPSAT Fiber Networks, Inc. was organized in 1994 as a Delaware holding company to combine the IMPSAT businesses in Argentina, Colombia and Venezuela. Our operations started in Argentina in 1990 under the name IMPSAT S.A. (IMPSAT Argentina). We began operations outside of Argentina with the establishment of IMPSAT Colombia in 1991 and the establishment of IMPSAT Venezuela in 1992. New operating subsidiaries were created in Ecuador (IMPSAT Ecuador) and Mexico (IMPSAT Mexico) in 1994, in the United States (IMPSAT USA) in 1995 and in Brazil (IMPSAT Brazil) in 1998. We have recently opened offices in Chile and Peru and plan to commence commercial operations in those countries in the future. In January 2000, we changed our company's name from IMPSAT Corporation to IMPSAT Fiber Networks, Inc. and on February 4, 2000 we completed the initial public offering of our common stock and the British Telecommunications private placement.

OUR COMPETITIVE STRENGTHS

     We believe that we distinguish ourselves from our competitors through several competitive strengths, including:

     - STRONG PRESENCE IN HIGH GROWTH LATIN AMERICAN TELECOMMUNICATIONS MARKETS. We began operations in Argentina in 1990 and have since expanded into Colombia, Venezuela, Ecuador, Mexico and Brazil. These markets are characterized by emerging economies with less developed telecommunications infrastructure. We believe that experience and proven success with operating and growing a competitive telecommunications business in these deregulating markets allow us to better anticipate future market trends and the needs of our corporate and government clients. We also believe that we are well positioned to benefit from the forecasted growth in telecommunications needs in Latin America and from forecasted worldwide growth in broadband and broadband-related telecommunications services. In addition, we are one of the few competitive telecommunications companies that has successfully competed against the PTOs in Latin America.

     - ESTABLISHED AND GROWING BASE OF "BLUE CHIP" BUSINESS CUSTOMERS. Our early penetration of our core Latin American markets provides us with key competitive advantages that include industry knowledge and experience, name recognition and credibility with customers. As a result, we have established a blue chip customer base with numerous large, multinational corporations, including YPF/Repsol, Citibank, Royal Dutch Shell, SmithKline Beecham, Siemens, American Express and HSBC, as well as large government entities such as BNA and the Government of the Province of Buenos Aires. This customer base has grown from 125 in 1992 to 1,745 in 1999. We intend to continue to grow with our customers as they expand into other Latin American countries and as they increase use of bandwidth-intensive services.

     - EARLY DEVELOPMENT OF OUR EXTENSIVE BROADBAND NETWORK. We possess almost all of the authorizations, rights-of-way, easements and governmental licenses and permits that we believe are necessary to construct the long-haul segments of the Broadband Network in Argentina and Brazil. We expect to be equally successful in obtaining these outstanding authorizations for our development of the remainder of the local rings and last mile segments of the Broadband Network. These regulatory processes are time-consuming and we believe we are ahead of competitors who are seeking to construct and operate similar networks. We believe that this significant time-to-market advantage will enable us to quickly establish a leading role in the emerging Latin American market for bandwidth intensive data, voice and other transmission solutions.

     - ENDURING COMMITMENT TO SUPERIOR CUSTOMER SERVICE. We view our relationships with customers as long-term partnerships in which customer satisfaction is of paramount importance. For this reason, we apply an integrated approach to our sales, marketing and customer service functions. We provide customer service 24 hours a day, 365 days a year. We use customer service teams to develop and maintain long-term, cooperative relationships with our customers. These relationships provide us with an in-depth understanding of our customers' evolving telecommunications service requirements and levels of service satisfaction. As a result of this approach, we achieve high levels of customer satisfaction and are able to identify new revenue generating opportunities, customer telecommunications solution enhancements and product or service improvements previously overlooked or not adequately addressed by the client. We believe that our client service focus is rare when compared to many incumbent telecommunications service providers and that many customers choose us due to this consultative approach.

     - STRONG EQUITY SPONSORS, INCLUDING BRITISH TELECOMMUNICATIONS AND MORGAN STANLEY DEAN WITTER. The Morgan Stanley investors own approximately 16.3% and British Telecommunications owns approximately 19.2% of our common stock. We believe that the ongoing sponsorship of these investors provides us with beneficial strategic advantages as we expand our market presence.

     We also believe that we have distinguished ourselves from our competitors through our proven historical operating performance. From 1992 to 1999:

     - our business customer base grew from 125 customers in two countries to 1,745 customers in seven countries

     - property, plant and equipment grew from $47.9 million to $310.3 million

     - total consolidated revenues grew from $20.5 million to $228.5 million

     - EBITDA grew from $7.9 million to $33.9 million

BUSINESS STRATEGY

     We intend to maintain and enhance our market leadership position by:

     - EXPANDING AND ENHANCING OUR SERVICE OFFERINGS THROUGH OUR BROADBAND NETWORK. We are developing and implementing new service offerings that include high-speed Internet access, intranet and extranet service, e-commerce and other high-bandwidth broadband telecommunications services. We also plan to take advantage of other revenue opportunities that we expect to continue to develop as a result of deregulation, including domestic long-distance and international switched voice telecommunications for our corporate and carrier's carrier customers. We are building out the Broadband Network to assist us in these efforts by augmenting and complementing our facilities, thereby allowing us to provide our customers with a broader array of data intensive applications.

     - PROVIDING END-TO-END SEAMLESS SOLUTIONS OVER OUR OWN NETWORK INFRASTRUCTURE TO ASSURE QUALITY. Since our inception, we have provided our services on an end-to-end basis over our networks to ensure quality control at both ends and maintain a high level of customer service. We seek to continue this operational strategy in the development of our Broadband Network, where we will provide both long-haul services and last-mile connections through fiber optic and wireless connections. We have obtained wireless spectrum in Argentina, Colombia, Venezuela and Peru for this purpose.

     - FOCUSING ON BUSINESS, GOVERNMENT, ISP AND TELECOMMUNICATIONS CARRIER CUSTOMERS IN LATIN AMERICA. We focus on large national and multinational corporate and government end users, for whom reliable data transmission is vital. We believe that our superior network quality is especially attractive to customers such as these with sophisticated telecommunications needs. We also believe that our greater broadband capacity and enhanced geographic coverage following the build-out of our Broadband Network will be highly attractive to this customer base.

     - INCREASING OUR MARKET SHARE BY CAPITALIZING ON OUR PAN-LATIN AMERICAN PRESENCE, ONE-STOP SHOPPING CAPABILITY, OPERATING EXPERIENCE AND REGIONAL REPUTATION. We seek to leverage our existing customer base, established regional presence, advanced infrastructure and market knowledge to expand our operations and service offerings in Latin America. We believe that our ability to offer one-stop shopping in Latin America is a key competitive advantage. In addition, many of the large national and multinational corporations doing business in Latin America demand comprehensive telecommunications solutions and increasing amounts of bandwidth. We believe that their needs will continue to grow and that our established relationships and reputation with these customers will allow us to capture an increasing share of their incremental business. Additionally, we believe that we are one of the few telecommunications service providers in Latin America that can provide the breadth of services that we provide on a multinational basis. As an example, we provide services in multiple countries to several of our multinational customers such as Royal Dutch Shell (Argentina, Colombia and Brazil) and Reuters (Argentina, Colombia, Ecuador and Venezuela).

THE BROADBAND NETWORK

     General. The Latin American markets in which we operate are expected to experience compounded annual telecommunications and data services revenue growth of approximately 14% and 30%, respectively, from 1998 through 2002. We believe that this forecasted growth, coupled with continued deregulation in Latin America, will fuel demand for additional broadband capacity. To take advantage of this demand, we are constructing the Broadband Network, which will enable us to provide high capacity, high speed telecommunications services across Latin America. Our Broadband Network will consist of:

     - long-haul, high capacity fiber optic backbones linking major cities in Latin America

     - fiber optic local rings and wireless access points within major cities in Latin America, including Buenos Aires, Sao Paulo, Rio de Janeiro, Bogota and Caracas

     - capacity on undersea cable systems to provide connections between major Latin American cities, as well as global telecommunications connections and Internet access

     We believe that our Broadband Network will enable us to:

     - cost-effectively offer more bandwidth-intensive services in the near future, including intranet and extranet services

     - substantially reduce our costs for leased telecommunications links as a percentage of our net revenues, over time

     - create a high capacity, pan-Latin American Internet backbone

     - offer Latin American companies more efficient access to the U.S. Internet backbone

     - continue to provide consistent, high quality service by keeping our customer traffic on our networks

     When fully developed and implemented, our Latin American "information highway" will provide a proprietary fiber optic link among the major cities in the Latin American countries that we serve, thereby complementing our existing fiber optic, satellite and wireless networks. Upon completion, we expect that the long-haul segments of our Broadband Network will have the capacity to transmit up to 5.7 terabits per second.

     Coverage. By December 2000, we expect the Broadband Network will connect the principal cities in Argentina and Brazil using fiber optic cable links complemented by our existing satellite-based networks in Argentina and Brazil. The Broadband Network will include extensive civil infrastructure in Argentina and Brazil, including:

     - six ducts along 1,800 route kilometers for the long-haul network in Argentina, linking the cities of Buenos Aires, Rosario, Santa Fe, Cordoba, San Luis and Mendoza, with one of these ducts containing a 36 pair, non-zero dispersion fiber, or NZDF, cable (this augments our existing fiber optic link between the cities of Buenos Aires and La Plata)

     - three ducts along 1,586 route kilometers for the long-haul network in Brazil, linking the cities of Curitiba, Sao Paulo, Belo Horizonte and Rio de Janeiro, with one of these ducts containing a 36 pair, NZDF cable

     - approximately 185 route kilometers of fiber optic metropolitan area backbone and local rings, as well as 3,992 square kilometers of wireless coverage, across Buenos Aires, Rosario, Cordoba, La Plata and Mendoza in Argentina

     - approximately 501 route kilometers of fiber optic metropolitan area backbone and local rings, as well as 1,489 square kilometers of wireless coverage, across Sao Paulo, Rio de Janeiro, Belo Horizonte and Curitiba in Brazil

     - eight major telehouses (each consisting of infrastructure and equipment that form a distribution station within the network) in Buenos Aires, Rosario, Cordoba and Mendoza in Argentina and Sao Paulo, Rio de Janeiro, Curitiba and Belo Horizonte in Brazil

     In addition to the Broadband Network in Argentina and Brazil, we will acquire the right to use a duct on the Trans-Andean Crossing System between Mendoza, Argentina and Valparaiso, Chile as part of our agreements with Global Crossing. We already own and operate a long-haul fiber optic network connecting the cities of Cali, Medellin and Bogota in Colombia over 698 route kilometers, and we are constructing an additional 1,351 route kilometers to close the ring between Cali and Bogota and to extend this network to reach Barranquilla.

     Nortel Agreements. Nortel has agreed to design and construct the segments of the Broadband Network in Argentina and Brazil for approximately $265 million. On September 6, 1999, we executed two turnkey agreements with Nortel to develop:

     - long-haul, high capacity fiber optic backbones linking major cities in Argentina and Brazil

     - fiber optic and wireless radio local rings and access points within major cities in Argentina and Brazil

     - connections in Argentina and Brazil that will integrate our networks with other providers' facilities, including submarine cable systems, and provide us with access to global telecommunications links

     Nortel will provide, as part of the turnkey agreements:

     - required equipment and components

     - civil infrastructure design and engineering

     - civil works supervision

     - network infrastructure and configuration planning and engineering

     - formulation of network quality and performance specifications

     - compilation of network testing procedures and protocols

     - preparation of network maintenance and operations plans and procedures

     On October 25, 1999 we signed agreements with Nortel to borrow up to $297 million from Nortel to finance this project and to purchase related equipment from Nortel. In the future, we may reduce Nortel's commitments under the vendor financing agreements. We have completed the installation of more than 95% of the necessary ducts between Buenos Aires and Rosario in Argentina and are continuing the development of the long-haul and metropolitan area rings in Argentina and Brazil.

     Global Crossing Agreements. On July 27, 1999, we entered into an agreement with Global Crossing that contemplates our entering into a series of definitive agreements.

     As part of these arrangements, we expect to purchase from Global Crossing indefeasible rights of use of capacity valued at not less than $46 million on any of Global Crossing's fiber optic cable networks worldwide. These rights should enable us to interconnect our networks and give us global international access.

     On September 22, 1999, we entered into a definitive agreement with Global Crossing to construct the terrestrial portion of Global Crossing's South American network between Las Toninas, Argentina on the Atlantic Ocean and Valparaiso, Chile on the Pacific Ocean (we call this the Trans-Andean Crossing System). We commenced construction of the Trans-Andean Crossing System in September 1999. Global Crossing will pay us approximately $64 million for our turnkey construction of the Trans-Andean Crossing System, which includes our:

     - construction of three ducts and related facilities over 368 route kilometers between Las Toninas and Buenos Aires, Argentina and over 464 route kilometers between Mendoza, Argentina and Valparaiso, Chile

     - licensing to Global Crossing of one duct on our Broadband Network between the cities of Buenos Aires and Mendoza in Argentina

     In addition to the Trans-Andean Crossing System, we will:

     - construct fiber optic terrestrial backhauls that will connect Global Crossing's submarine cable landing points in Brazil, Colombia and Peru to major cities in these countries

     - sell co-location space in our telehouses in Rio de Janeiro and Sao Paulo, Brazil; Bogota, Colombia; Lima, Peru; and Caracas, Venezuela

     Our telehouses will contain switching, routing and other network co-location equipment owned by us or lessees of space in our telehouses. We will lease space in our telehouses in Buenos Aires, Argentina and Santiago, Chile to Global Crossing for its network operations. We also expect to enter into agreements with Global Crossing providing for our maintenance of Global Crossing's Trans-Andean Crossing System.

     Technology. The Broadband Network will employ advanced technology, including:

     - Dense wavelength division multiplexing, which allows a pair of fiber optic strands to carry simultaneously multiple signals of different wavelengths. This dramatically increases the capacity of each fiber strand. For example, this technology will enable the long-haul backbones of the Broadband Network to carry up to 16 channels at 10 Gbps per pair of fiber strands.

     - High capacity wireless links, which enable point-to-point speeds ranging from 2 Mbps to 155 Mbps and point-to-multipoint speeds ranging from 64 kbps to 4 Mbps using local multipoint distribution services (LMDS) technology. These links will connect customers that are outside the fiber optic rings or in low-density metropolitan areas along the Broadband Network.

     - Internet protocol technologies, which will enable us to offer Internet, intranet, extranet and voice services and virtual private data networks.

     - Asynchronous Transfer Mode technology, which will allow us to provide low latency switching services and support for multiple telecommunications protocols, including traditional time division multiplexing (TDM), frame relay and Internet protocol.

THE IMPSAT SOLUTION

     Our comprehensive telecommunications solutions consist of any combination of our service offerings and will consist of services which we intend to offer following the completion of the Broadband Network in Argentina and Brazil. We classify these service offerings into five categories: network services, Internet services, carrier's carrier services, telephony services and other services.

     Network Services. We offer our customers a broad range of end-to-end network service combinations for their point-to-point and point-to-multipoint telecommunications needs, ranging from simple connections to customized private network solutions. We will offer our network services over our existing and planned networks, which are comprised of metropolitan area fiber optic rings and wireless networks, fiber optic and satellite links.

     - Connection Services. Our customers can purchase leased lines, frame relay services, ATM services and Internet protocol digital connection services to support their specific transmission requirements. Leased lines are typically purchased by customers that constantly transmit large amounts of voice, data and video traffic. Frame relay and ATM services are typically purchased by customers requiring reliable and rapid transmission of variable amounts of voice, data and video traffic. We typically offer our leased line connection service from 64 Kbps to 2 Mbps, and we intend to expand this offering to 155 Mbps of capacity. Our frame relay services are typically offered from 64 Kbps to 2 Mbps and we intend to offer our ATM services from 2 Mbps to 155 Mbps. In addition, we offer digital connections using Internet protocol with interfaces of 10 Mbps to 100 Mbps as one of our options for local data network solutions.

     - Private Network Services. For customers that require significant bandwidth and reliable data transmission between a number of sites, we offer customized private networks that consist of various components of our networks. We also provide them with a variety of other services including network management services, trouble shooting reports, quality control and value-added services. Our consultative sales process ensures that each private network is designed to meet the evolving specific business and systems requirements of each customer. We also offer services such as video conferencing and remote learning as part of our private network services.

     Internet Services. We have offered Internet access services to corporate and ISP customers since 1996. These services are offered through our satellite connections and U.S.-based point of presence that link us to the U.S. Internet backbone through MCI WorldCom, Sprint Corporation, Intermedia Corporation and UUNet. During this year, we intend to link our Latin American Internet backbone, as part of the Broadband Network, to the U.S. Internet through our fiber optic links with Global Crossing. We offer both wholesale and corporate Internet services:

     - Backbone Internet Services. We provide a complete Internet service for ISPs, including managed line provisioning for domestic and international backbone connections between points of presence, access to our co-location sites and server services (e-mail and hosting services), telephone lines associated with the pool of modems, roaming, as well as the use of our network operation and help desk services.

     - Corporate Internet Services. As part of their total telecommunications solution, we currently provide our corporate customers with Internet access services including line provisioning, equipment provisioning and installation, primary and secondary domain registration and maintenance and technical support.

     Carrier's Carrier Services. During this year, we intend to offer dark fiber capacity, "lit" fiber capacity and duct capacity to ISPs and telecommunications carriers. Our fiber optic cable will provide customers with reliable, broadband connections between and among our metropolitan area networks at high speeds. Customers that choose to purchase "lit" capacity will be able to purchase an initial amount of capacity (typically 45 Mbps) and increase that capacity on demand. We also plan to offer co-location services including the rental of secure space, equipment provisioning and operation and maintenance services.

     Telephony Services. Following the completion of our Broadband Network in Argentina and Brazil, we intend to offer domestic and international long distance services to corporate customers and resellers. We plan to extend our offering to include private branch exchange (PBX) and centrex connections, toll free services and calling card services for our corporate customers. We have a license to provide these services in Argentina starting in November 2000 and expect to be able to provide these services in Brazil in 2004.

     Other Services. We offer information technology solutions and transactional services designed to facilitate our customer's e-business and e-commerce needs and optimize our customers' business processes.

     - Information Technology Solutions. As part of our end-to-end solutions, we also offer a variety of information technology services, including the design, installation and integration of intranets, extranets and virtual private data networks, through which our customers can conduct business in a secure environment as well as integrate these new systems with their legacy telecommunications systems. In addition, we offer an outsourcing solution for customers that do not have the technical personnel or choose not to operate, manage and maintain their telecommunications systems and networks.

     - Transactional Services. Our transactional services are designed to facilitate the e-commerce and e-business initiatives of our customers. For example, we provide our Conexia service to customers in the healthcare sector for HMO membership verification, and we intend to expand our service to interconnect healthcare service providers (such as doctors, pharmacies, hospitals) to allow online prescription authorization for patients. We intend to provide additional business-to-business e-commerce solutions, primarily to retail businesses and financial institutions that conduct high volumes of transactions with their suppliers and business customers and increasingly want to establish on-line transaction capabilities.

EXISTING NETWORK INFRASTRUCTURE

     Our existing networks are comprised of satellite, fiber optic cable and wireless links. We are building our Broadband Network to augment and complement these existing networks by expanding and enhancing the services we presently provide. The following describes the components of our existing networks:

     VSAT. We are a pioneer in Latin America in the use of a shared hub. We operate one of the largest shared hub VSAT networks in Latin America as measured by the number of microstations installed. The use of a shared hub earth station, whereby many different customers share a central teleport operated by us, allows us to reduce the cost of telecommunications services to our customers, which expands our addressable market to smaller and medium-sized businesses. Typical VSAT network architecture has several VSAT microstations linked to each other by a teleport and then linked to terrestrially connected sites by one or more local Teledatos networks. Each remote VSAT location has a relatively small antenna (typically ranging from 1.2 to 2.4 meters in diameter) and uses time division multiple access technology, which enhances the use of satellite capacity by enabling multiple VSATs to share a single satellite channel. Our VSAT architecture is integrated into our customer's network, in part through protocol emulation technology that provides support for various data network protocols, including ATM and frame relay. At December 31, 1999, we had 4,140 VSAT microstations installed in Latin America.

     We also provide a lower cost VSAT-based service offering under the Minidat brand name. Our Minidat services use ultra small aperture terminals, which tend to be about half the size of VSATs. We established Minidat services to meet the data transmission requirements of customers operating point of sales systems, automated teller machines, lottery ticket sales, reservation systems, and wholesales and inventory control and management systems. At December 31, 1999, we had a total of 1,292 Minidat microstations installed. Certain of our VSAT microstations and related technology are supplied to us by Hughes Network Systems.

     Single Channel Per Carrier. SCPC uses a multiplexer to transmit either through several channels bundled into one terminal or through a single channel that can be used by a number of different terminals (such as data, facsimile or video). In addition, an SCPC earth station (which has a larger and more powerful satellite dish than that of the VSAT) can communicate via satellite to another SCPC earth station or to a teleport, where the transmission can be integrated with the Teledatos and VSAT networks. SCPC also offers greater transmission capacity than do VSATs because SCPC uses dedicated satellite links. We provide these services domestically under the Dataplus brand name and internationally under the Interplus brand name. At December 31, 1999, we had a total of 1,107 Dataplus earth stations and 375 Interplus earth stations installed.

     Our major suppliers of SCPC technology include Prodelin Corp., Codan, SSE Technologies Inc. and Radyne ComStream. Our other equipment suppliers include Newbridge Networks, Cisco Systems, Inc. and General DataComm, Inc. for time division multiplexers; ACT Networks Inc. for frame relay multiplexers; Harris Corporation and Digital Microwave Corporation for radiolink systems; and Ascend Communications and Alcatel Data Networks for packet switches. We also employ local companies in each location where we operate for installation and groundwork services.

     Teleports. A teleport has a relatively large antenna (typically ranging from 3.8 to 11 meters in diameter) as well as sophisticated radio frequency and network management equipment. Teleports serve as command centers for VSAT networks in the host country and are linked to our SCPC installations and metropolitan area networks. Each teleport contains a radio microwave tower to transmit and receive transmissions to and from nearby customer locations which are not connected to our existing metropolitan area networks. We own and operate teleports in Buenos Aires, Argentina; Sao Paulo, Brazil; Bogota, Colombia; Caracas, Venezuela; Quito, Ecuador; Mexico City, Mexico; and Florida, United States. In addition to the teleport in Fort Lauderdale, Florida, which commenced operations in January 1999, IMPSAT USA operates leased teleport facilities in New Jersey.

     Regional Teleports. Regional teleports are smaller SCPC-based earth stations that have antennas ranging from 3.8 to 4.5 meters in diameter. Regional teleports enable us to extend our network to smaller metropolitan area networks outside a country's capital via satellite to the teleport in that country. Customers are connected to a regional teleport through one of our metropolitan area networks, or by wireless or satellite links. We own and operate regional teleports in Mendoza, Cordoba, Rosario, Tucuman, Mar del Plata, La Plata and Neuquen in Argentina; Medellin, Cali and Barranquilla in Colombia; Guayaquil, Ecuador; and Curitiba, Brazil.

     Metropolitan Area Networks. Our fiber optic and/or wireless metropolitan area networks provide last mile terrestrial fiber optic and wireless links among and between points in a metropolitan area and also with other points outside the metropolitan area network by means of satellite and planned fiber optic connections. Ground-based wireless systems transmit signals in the form of radio waves from an antenna on top of a building or a transmission tower and are suitable for use in local transmission because the reach of the transmission signal typically is limited to one discrete area. While the primary use of the metropolitan area networks is for interconnection with our teleports and regional teleports, we have customers that only use the metropolitan area networks locally and that are not users of the extended satellite and planned fiber optic telecommunication system. We provide these services under the Teledatos brand name.

     Our first metropolitan area network was established in Buenos Aires, Argentina in 1990. Other metropolitan area networks now exist in Cordoba, Mendoza, Rosario, Mar del Plata and Tucuman, Argentina; Bogota, Medellin and Cali, Colombia; Caracas, Venezuela; and Curitiba and Sao Paulo, Brazil. Our metropolitan area networks may consist of leased capacity on existing fiber optic networks owned and maintained by a local PTO (as is the case in Bogota) or we may design, engineer and manage the installation of our own fiber optic and radio wireless network (as is the case in Buenos Aires). We charge a monthly fee for each connection to the Teledatos network and for the number of connections to the teleport. At December 31, 1999, there were a total of 7,875 connections in service in our metropolitan area networks. At that date, we had 137 route kilometers installed in our owned metropolitan area networks. In addition, we manage and operate a fiber optic network covering 352 route kilometers in Bogota, Colombia, pursuant to a joint venture with Empresa de Telecomunicaciones de Santafe de Bogota, the Colombian PTO that provides local telephone service in the Bogota region.

     In connection with the build-out of the Broadband Network, we will expand our current metropolitan area networks in Argentina using high speed fiber optic and wireless links and will construct additional metropolitan area networks in other major cities in Brazil, which will feature high speed fiber optic and wireless links.

     Unidirectional Teleport-to-VSAT Network. A unidirectional network typically consists of the teleport and numerous receive-only, remote VSAT terminals. We market this service under the Difusat brand name. The source of the information to be broadcast is generally connected to the teleport through a Teledatos network. The teleport transmits the information to the VSAT receptors via satellite. At December 31, 1999, we had installed 382 unidirectional microstations for use in our Difusat service.

     Undersea Fiber Optic Capacity. We are a member of the Americas-1 and Columbus-II undersea fiber optic cable consortia, and have purchased an initial total capacity of 2 Mbps on each system for use in our Interplus service. Americas-1, which commenced commercial operation in December 1994, is a 4,960 mile fiber optic cable system connecting Vero Beach, Florida with the U.S. Virgin Islands, Trinidad, Brazil and Venezuela. Columbus-II links Mexico, the United States, the U.S. Virgin Islands, Spain, Portugal and Italy with about 7,440 miles of fiber optic cable.

     As part of the Broadband Network, we intend to secure additional submarine network capacity linking our metropolitan area networks to points internationally. We expect to purchase indefeasible rights of use of capacity valued at not less than $46 million on any of Global Crossing's undersea digital fiber optic cable systems (and associated terrestrial capacity) worldwide, including Global Crossing's South American network. Global Crossing's South American network, which is currently under development, is an 18,000 km undersea and terrestrial fiber optic network that will encircle that continent. We have agreed to construct the terrestrial portion of the South American network pursuant to a turnkey construction agreement with Global Crossing.

     While undersea capacity to Latin America is scarce at this time, a number of cables are being developed to satisfy the increasing demand for broadband capacity. In addition to Global Crossing, we have reserved up to 18 Mbps, 4 Mbps and 24 Mbps of capacity on the Americas-II, Pan American and Arcos I undersea fiber optic cable networks, respectively. The Americas-II submarine cable, which is under development, will connect St. Croix, Puerto Rico, Curacao, Venezuela and Brazil. Pan American began operations in mid-February 1999 and runs between the U.S. Virgin Islands, Aruba, Venezuela, Colombia, Panama, Ecuador, Peru and Chile. Arcos I, an 8,000 km cable system under construction with a planned fourth quarter 2000 completion date, is expected to connect the United States with numerous Caribbean and Latin American nations.

     Satellites. Our satellite transmissions use both C-band (4-7 GHz) and Ku-band (10-18 GHz) frequencies. As of December 31, 1999, we had a total available leased capacity of 801 MHz, 760 MHz of which we are using in the following manner:

     - a total of 396.7 MHz of leased capacity on seven Intelsat satellites, various amounts of which are scheduled to expire between May 2000 and April 2008 (our satellite capacity on the Intelsat satellites is leased both directly by our operating subsidiaries and through subleases with Intelsat participants, such as Argentina's Comision Nacional de Comunicaciones)

     - satellite capacity on the New Sky Satellite 806 satellite for 39.9 MHz, which expires in 2009

     - 68.8 MHz of capacity on Brasilsat, which expires in 2002

     - 115.2 MHz of capacity on Nahuelsat's Nahuel-1 satellite, which expires between January 2002 and August 2003

     - 64.4 MHz of capacity on PanAmSat's PAS-1 satellite until the end of the useful life of the satellite (estimated to be December 31, 2001)

     - 69.8 MHz of capacity on PanAmSat's PAS-5 satellite, which expires between the end of 2003 and January 2009

     - 5.2 MHz of capacity on Mexico's Solidaridad-II satellite, which expires in December 2002

     Our lease payments for satellite capacity totaled approximately $34.6 million in 1999.

     We will contract for additional leased satellite capacity as business requires. A portion of our satellite capacity is leased by our wholly owned subsidiary, International Satellite Capacity Holding, NG. This subsidiary's principal function is to lease private satellite capacity from satellite carriers and then sublease this capacity at market rates to our operating subsidiaries. We believe that this method of centralizing our leasing of satellite capacity provides us with better terms.

CUSTOMERS

     Overview. We have grown rapidly since the commencement of our operations in 1990. Our customer base has increased from 125 corporate customers in two countries at December 31, 1992 to 1,745 corporate customers in seven countries at December 31, 1999. Larger entities, which often have significant needs for reliable, cost-effective data transmissions and other telecommunications services, were the first to use our customized telecommunications services. As a result, a significant portion of our revenues has been derived from our largest customers. In addition, because of our relatively short operating history outside of Argentina and Colombia, a significant number of our customers, including our largest customers, are located in those two countries. As our business matures and as we commence the operation of the Broadband Network, we expect that the average size of our customers will decline.

     Our customers consist of major governmental agencies, financial institutions and leading national and multinational corporations and private sector companies, including YPF, Royal Dutch Shell, Banco de Galicia y Buenos Aires, Siemens and Reuters. Our ten largest customers accounted for approximately 17.1% of our revenues in 1999 and approximately 17.3% in 1998.

     Our ten largest customers as of December 31, 1999 were:

     - the Government of the Province of Buenos Aires

     - Banco de la Nacion Argentina, or BNA, a state-owned bank and the largest bank in Argentina, with over 500 branches throughout Argentina

     - YPF/Repsol, an integrated oil company that is one of the largest companies in Argentina

     - Corporacion Nacional de Ahorro y Vivienda, or Conavi, one of Colombia's largest financial institutions

     - the Government of the Province of Mendoza

     - Banco Cafetero Bancafe, a large Colombian state-owned financial institution

     - Perez Companc S.A., an Argentine energy conglomerate

     - Banco de Galicia y Buenos Aires, a private bank with more than 180 branches in Argentina

     - BanColombia S.A., a private bank headquartered in Bogota, Colombia and the largest commercial bank in Colombia

     - Banco Mercantil SAICA, one of Venezuela's largest commercial banks

     The following table shows our customer concentration by country as of the dates indicated. Totals presented do not include customers from our Internet service and fax, store and forward service.

                                                                        AS OF DECEMBER 31,
                                                              --------------------------------------
                          COUNTRY                                   1998                1999
                          -------                             ----------------   -------------------
                                                                     (NUMBER OF CUSTOMERS AND
                                                                       PERCENTAGE OF TOTAL)
Argentina...................................................    490     33.4%       687       39.3%
Colombia....................................................    602     41.0        560       32.1
Venezuela...................................................    140      9.5        191       10.9
Ecuador.....................................................    134      9.1        149        8.5
Brazil......................................................     48      3.4         90        5.2
Mexico......................................................     28      1.9         31        1.8
USA.........................................................     25      1.7         37        2.2
                                                              -----    -----      -----      -----
     Total..................................................  1,467    100.0%     1,745      100.0%
                                                              =====    =====      =====      =====

     Customer Contracts. Our contracts with our customers typically range in duration from six months to five years and contracts with our private telecommunications network customers are generally for three years. Contracts generally may be terminated by the customer without penalty. The private telecommunications network customers generally pay a one-time installation fee and a fixed, monthly fee. We believe that as we commercialize our Broadband Network, we will develop a more flexible pricing structure, using both a usage-based billing and fixed fee-based billing model.

     Except in Brazil, our contracts generally provide for payment in U.S. dollars or for payment in local currency linked to the exchange rate at the time of invoicing between the local currency and the U.S. dollar. The revenues of our customers are generally denominated in local currencies. Although our customers include some of the largest and most financially sound companies and financial institutions in their markets, devaluation of such currencies relative to the U.S. dollar could have a material adverse effect on the ability of our customers to pay us for our services. A currency devaluation could also result in our customers seeking to renegotiate their contracts with us or, alternatively, defaulting on their contracts.

SALES, MARKETING AND CUSTOMER SERVICES

     We view our relationship with our customers as a long-term partnership in which customer satisfaction is of paramount importance. For this reason, we apply an integrated approach to our sales, marketing and customer service functions. We provide customer service 24 hours a day, 365 days a year. We use customer service teams to develop and maintain long-term, cooperative relationships with our customers. These relationships provide us with an in-depth understanding of our customers' evolving telecommunications service requirements and levels of service satisfaction. As a result of this approach, we achieve high levels of customer satisfaction while being able to identify new revenue generating opportunities, customer telecommunications solution enhancements and product or service improvements previously overlooked or not adequately addressed by the client.

     Within each segment of our market, the respective service team is responsible both for sales to new customers as well as for service to existing customers. In addition, each customer is assigned an account manager, who has overall responsibility for relations with that customer. An important function of the account manager is to identify new or enhanced services for existing customers. We will use this team-oriented approach to service our private network, Internet and other customer groups.

     For our private network customers, we designate a customer service team to oversee all phases of initial customer contact, service planning, installation and ongoing service. After we establish initial contact with a potential customer, the service team conducts a thorough evaluation of the customer's telecommunications needs. Following the completion of this evaluation, we create a plan for these customers which describes our proposed tailor-made solution using the appropriate components of our private telecommunications network services. When we provide services to governmental agency customers, we often submit these proposals in response to public bid solicitations and related governmental bidding procedures that govern the contracting of services by governmental agencies.

     To market our new and enhanced services, we are developing several service teams, each focusing on a particular type of services. For example, our telephony services will be marketed to resellers by a team focused only on telephony service.

     In addition to salaried sales and marketing personnel, we often use the services of third-party sales representatives to assist in generating sales and managing the contract process between ourselves and our potential customers. We typically pay these third parties a commission and royalties equal to a percentage of the revenues we collect from any contract with those customers obtained as a result of the efforts of the third-party sales representative.

     We observe and measure the satisfaction of our customers through our service teams' frequent customer interaction and, more formally, through a comprehensive annual survey conducted by an outside consultant hired by us. We use the results of these surveys to evaluate the performance of our service teams, to formulate annual customer service plans and to implement improvements to meet and exceed customer expectations.

COMPETITION

     We compete on the basis of our experience, network quality, customer service, range of services offered and price. Our competitors fall into three broad categories:

     - PTOs in each country where we operate

     - other companies that operate competing satellite and terrestrial data transmission businesses, including newer entrants from more developed telecommunications markets outside of Latin America

     - large international telecommunications carriers

     In the past, the PTOs and international telecommunications carriers have focused on local and long-distance telephony services. In the future, however, they may focus on the private telecommunications network systems segment of the telecommunications market. These entities have significantly greater financial and other resources than we do, including greater access to financing. These competitors may also be able to subsidize their private telecommunications network businesses with revenues from public telephony.

     With the first group of competitors, our further expansion into the telecommunications services market along with continued deregulation of the telecommunications industry in Latin America, will bring us into more direct competition with the PTOs. A number of PTOs in the countries where we operate have established and marketed "large customer" or "grand user" business teams in an attempt to provide dedicated services to the type of customer that represents our most important target market.

     We believe that by maintaining our position as a reliable, high quality provider of telecommunications services, while strengthening the quality of our network and the breadth of service offerings through the Broadband Network, we will be able to maintain our current customers and successfully attract new customers. We might consider strategic alliances and other cooperative ventures with the PTOs in the area of private telecommunications network services to take advantage of each partner's relative strengths.

     In the second category, our competitors include international satellite telecommunications providers and local data transmission providers. We believe that we are able to compete successfully in data transmission services because we offer a broad array of services and provide high quality, custom-designed services that are tailored to meet the specific needs of each customer. Among our competitors in this category are a number of new market entrants, including:

     - Diginet, a fixed wireless broadband services provider that is building a network in metropolitan Buenos Aires and has announced plans to enter the Brazilian telecommunications market

     - MetroRED Telecommunications, a data transmission service operator in Argentina that recently commenced offering local network services in the cities of Sao Paulo and Rio de Janeiro in Brazil

     - NetStream, an established fiber optic network service provider that AT&T recently acquired and that earlier this year began providing fiber optic cable local network services to businesses in Sao Paulo and Rio de Janeiro, Brazil and plans to build fiber optic networks in Belo Horizonte, Curitiba, Brasilia and Porto Alegre in 2000

     - Engeredes S.A., an infrastructure and data services provider that will use both fiber optic and wireless links to connect the cities of Belo Horizonte, Rio de Janeiro and Sao Paulo in Brazil

     - NetUno, a local exchange carrier and provider of broadband local access, Internet and private network services in Venezuela

     In the third category, major telecommunications carriers have indicated their intention to enter the market as deregulation in Latin America and elsewhere opens new market opportunities. For example, Spain's Telefonica and MCI WorldCom have announced the formation of an alliance to cooperate in Latin America and elsewhere, through joint ventures and equity holdings in each other's subsidiaries. Also, AT&T announced in November 1999 that it planned to form a new company, AT&T Latin America, by merging the operations of U.S. telecommunications company, FirstCom Corp. and Brazil-based Netstream, which companies AT&T recently agreed to acquire, and by acquiring Keytech LD, a local exchange carrier that is licensed to offer wireless, high-speed internet and other telecommunications services in Argentina. AT&T Latin America will have assets in Argentina, Brazil, Chile, Colombia and Peru and is expected to expand into Venezuela. We believe that increasing competition will significantly affect our pricing policies. We cannot assure you that competition from these alliances will not adversely affect our financial condition or results of operations. See "Risk Factors -- We face significant competition in Latin America." The competition we face in each of our countries of operation is described in the "-- Description of Country Operations" section below.

     Furthermore, we cannot assure you that competing technologies will not become available that will negatively affect our position, although we believe that we have the flexibility to act quickly to take advantage of any significant technological development. For example, new technologies such as DSL can significantly enhance the speed of traditional copper lines. These technologies could enable our PTO competitors to offer customers new high speed services without undergoing the expense of replacing their existing twisted-pair copper networks. This, in turn, could negate our last mile advantage. Our private telecommunications services could also face future competition from entities using or proposing to use new or emerging voice and data transmission services or technologies which are not widely available in Latin America, such as space based systems dedicated to data distribution services, generally known as little-LEOs and broadband systems.

     Rates are not regulated in our countries of operation, and the prices for our services are strongly influenced by market forces. We believe that increasing competition will result in increased pricing pressures. We have faced and expect to continue to face declining prices and may experience margin pressure as the PTOs in the countries where we have operations modernize their facilities, adapt to a competitive marketplace and place greater emphasis on data telecommunications and as other companies enter the Latin American telecommunications market. These price and margin declines may accelerate if new competitors enter our markets.

     The principal barriers to entry for prospective providers of private telecommunications network services such as ours are the development of the requisite understanding of customer needs and the technological and commercial experience and know-how, infrastructure to provide quality services to meet those needs and capital.

REGULATION

     Domestic Service. We are subject to regulation by the national telecommunications authorities of the countries where we operate, and our operations require us to procure permits and licenses from these authorities. While we believe that we have received all required authorizations from regulatory authorities for us to offer our services in the countries in which we operate, the conditions governing our service offerings may be altered by future legislation or regulation which could affect our business and operations. The regulatory regime in each of our countries of operation and our licenses and permits are separately described in the country-specific business descriptions under "-- Description of Country Operations" below.

     Cross-Border Service. We provide integrated data, voice and video transmission services under the Interplus name between and among nineteen Latin American and Caribbean countries and the United States. We are prohibited by law from providing switched voice services to or from Argentina, but we have received authorization to provide these services starting in November 2000. International private line services such as Interplus are traditionally provided by local carriers in each country acting as correspondents and establishing dedicated telecommunications links between their facilities. Due to our pan-Latin American presence, we are often able to offer our Interplus service using our own facilities and personnel at both ends of the private line circuit. As a result of this end-to-end control, we maintain customer service and quality assurance at both ends of an Interplus link and realize better margins than when we use a correspondent carrier.

     In countries where we do not maintain customer premises equipment or where we are not authorized to operate in that fashion, our Interplus service uses our facilities in the originating country to connect with a correspondent local carrier in the destination country or vice-versa. To date, we have signed Interplus correspondent agreements with carriers in seven Latin American and Caribbean countries. We charge customers a monthly fee for Interplus which is based on the capacity of the circuit provided.

     Deregulation. Various countries in Latin America have taken initial steps towards deregulation in the telecommunications market during the last few years. Several Latin American countries have completely or partially privatized their national carriers, including Argentina, Brazil, Mexico and Venezuela. Furthermore, some countries have scheduled the demonopolization of their dominant telecommunications providers. For example, Argentina and Venezuela have announced the demonopolization of public telephone services by their PTOs in 2000. We believe that this trend toward deregulation, while likely to increase competition, will also present significant opportunities for us to expand our private telecommunications network services to, from and within the region, as well as to present opportunities for us in areas of telecommunications currently permitted to be conducted only by the PTOs.

EMPLOYEES

     As of December 31, 1999, we employed a total of 1,107 persons, of whom 308 were employed by IMPSAT Argentina and 220 were employed by IMPSAT Colombia. The number of our employees has generally increased and is expected to continue to increase as a result of our expansion in the countries in which we operate, including as a result of our development of the Broadband Network. We do not have any long-term employment contracts with any of our employees, including management, and none of our employees are members of any union. We believe that our relations with our employees are good.

LEGAL MATTERS

     We are involved in or subject to various litigation and legal proceedings incidental to the normal conduct of our business, including with respect to regulatory matters.

     Prior to 1998, our fourth largest customer in Argentina was ENCOTESA, the Argentine official postal service. In September 1997, the official postal service in Argentina was privatized and its operations were succeeded to by Correo Argentino S.A., the entity formed by a private consortium to acquire and operate the Argentine postal system. In accordance with the privatization structure, neither IMPSAT Argentina's accounts receivable nor the contract with ENCOTESA were assumed by Correo Argentino, and the obligations under IMPSAT Argentina's contracts with ENCOTESA were retained by the Argentine Government. In November 1996, IMPSAT Argentina filed suit against ENCOTESA for amounts due under IMPSAT Argentina's contracts with ENCOTESA totaling $5.6 million, plus interest from the date of invoice. On December 27, 1996, ENCOTESA filed its reply to IMPSAT Argentina's claim. The court has not yet ruled upon IMPSAT Argentina's claim against ENCOTESA. IMPSAT Argentina has held and continues to hold discussions and negotiations with the Argentine Government regarding the settlement and payment of the amounts claimed against ENCOTESA. At December 31, 1999, we estimated that the net realizable value of the ENCOTESA receivables to be zero and recorded an adjustment of $5.1 million on amounts due from

ENCOTESA, see "Risk Factors -- Our earnings will deteriorate if we cannot collect on our customer accounts," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     IMPSAT Argentina has a past due account receivable relating to IBM de Argentina totaling $2.2 million. IMPSAT Argentina has recorded an allowance for 100% of this amount. The past due receivable was recorded for services provided under a subcontract between IMPSAT Argentina and IBM de Argentina relating to BNA. BNA, a state-owned bank and the largest bank in Argentina, is and has been one of our ten largest customers. IBM de Argentina filed suit against BNA for amounts due and owing under its direct contract with BNA. IMPSAT Argentina has a direct contract with BNA to provide private network telecommunications services on which BNA is generally current. On December 14, 1998, IMPSAT Argentina filed suit against IBM de Argentina for amounts due and arising under IMPSAT Argentina's contract with IBM de Argentina totaling $2.2 million, plus interest from the date of invoice. On February 8, 2000, we signed an agreement with IBM de Argentina to settle our lawsuit against them. Pursuant to our settlement, IBM de Argentina paid approximately $2.0 million.

DESCRIPTION OF COUNTRY OPERATIONS

     The following are brief descriptions of certain specific matters relating to the operations of our subsidiaries in Argentina, Venezuela, Colombia, Ecuador, the United States, Brazil and Mexico.

IMPSAT ARGENTINA

     IMPSAT Argentina, our first subsidiary, was established in 1988 and began commercial operations in 1990. We own a 100% equity interest in IMPSAT Argentina.

     In Argentina, we provide our portfolio of services through our fiber optic, wireless and satellite facilities. Our principal transmission facilities in Argentina include our teleport in Buenos Aires, regional teleports located in Cordoba, Mendoza, Rosario, Mar del Plata, Tucuman, La Plata and Neuquen, and Teledatos networks in Buenos Aires, Cordoba, Mendoza, Rosario, Mar del Plata, Tucuman and La Plata. Our Teledatos network in Buenos Aires includes approximately 72 route kilometers of fiber.

     In addition, IMPSAT Argentina operates a microwave link that provides telecommunications services between Buenos Aires and Mendoza. At December 31, 1999, we had installed approximately 2,424 VSAT microstations and 504 Dataplus earth stations in Argentina. We operate on both the C-band and Ku-band in Argentina with access to the Intelsat 706, 709 and 805, PAS-1, PAS-3, PAS-5 and Nahuel-1 satellites. IMPSAT Argentina uses 15 GHz, 18 GHz and 23 GHz frequencies for point-to-point data and value-added services. In addition, the Comision Nacional de Comunicaciones recently granted IMPSAT Argentina a license for the use of the 38 GHz frequency nationwide for point-to-point and point-to-multipoint data and value-added services.

     At December 31, 1999, IMPSAT Argentina had 687 customers. Financial institution customers provided approximately 28.0% of IMPSAT Argentina's revenues during 1999. The second largest sector of IMPSAT Argentina's customer base consists of industrial and manufacturing companies, which represented approximately 26.0% of its revenues during 1999. IMPSAT Argentina's largest customers during 1999 included:

     - Gobierno de la Provincia de Buenos Aires ([5.8]% of IMPSAT Argentina's 1999 revenues)

     - BNA (5.4% of IMPSAT Argentina's 1999 revenues)

     - YPF/Repsol (5.4% of IMPSAT Argentina's 1999 revenues)

     - Gobierno de Mendoza (3.2% of IMPSAT Argentina's 1999 revenues)

     Revenues from IMPSAT Argentina's top ten customers accounted for approximately 30.6% of IMPSAT Argentina's revenues for 1999.

     IMPSAT Argentina is a leader in data transmission services in Argentina and estimates that in 1999 it had over a 30% market share based on revenues. Our principal competitors in Argentina include Telecom Soluciones and Advance Telecomunicaciones.

     In May 1999, IMPSAT Argentina entered into a distribution agreement and a supply agreement with Concert Communications Sales Limited, a global alliance among British Telecommunications, AT&T and others, to provide network facilities in Argentina on a non-exclusive basis. In addition, IMPSAT Argentina provides co-location services to Concert in Argentina.

     The Argentine telecommunications sector is under the supervision and control of the Comision Nacional de Comunicaciones and the Secretaria de Comunicaciones. Prior to 1989, telecommunication services in Argentina were provided by Empresa Nacional de Telecomunicaciones, the former state-owned national telecommunications monopoly. In 1989, the Argentine government enacted a series of laws to deregulate the telecommunications sector. Under the current regime, domestic fixed switched basic telephone services are supplied exclusively by Telefonica and Telecom Argentina. In March 1998, the Argentine Government announced the demonopolization of telephony services of Telecom Argentina and Telefonica and the deregulation of local and long-distance telephony markets commenced in November 1999. International voice services are supplied by Telecom International, a subsidiary of Telecom Argentina, and Telefonica Larga Distancia, a subsidiary of Telefonica. Other services, such as those rendered by IMPSAT Argentina, are provided on a nonexclusive basis upon authorization by the Argentine Comision Nacional de Comunicaciones.

     IMPSAT Argentina has a license with no expiration date to provide data transmission services with ancillary voice channels within Argentina. IMPSAT Argentina's license is subject to no material conditions. Under the terms of the license, IMPSAT Argentina may provide point-to-point voice service in Argentina only if this voice transmission is accomplished without use of the local public telephone networks and only in connection with providing a service channel to its data transmission customers. In July 1999, IMPSAT Argentina received two licenses from the Comision Nacional de Comunicaciones, one to operate local telephony and the second to operate national and international long distance telecommunications, both starting in November 2000.

     IMPSAT Argentina provides value-added services in the domestic and international market pursuant to a license granted by the Secretaria de Comunicaciones in September 1995. Value-added services include electronic data, voice and fax mail, fax store and forward and Internet access. IMPSAT Argentina has also obtained licenses with no expiration date to provide trunking and paging services within Argentina, although it has no intention of entering into this business. IMPSAT Argentina also has licenses with no expiration date to provide domestic and international video conferencing services.

     Although some services are provided on a competitive basis, the Comision Nacional de Comunicaciones is in charge of the authorization, supervision and control of the telecommunications services. IMPSAT Argentina is required to pay the Comision Nacional de Comunicaciones a monthly fee equal to 0.5% of its net telecommunications revenues.

IMPSAT COLOMBIA

     IMPSAT Colombia began operations in December 1992. We hold a 100% equity interest in IMPSAT Colombia. In January 2000, we exchanged 4,624,714 shares of our common stock for a 24.6% minority interest in IMPSAT Colombia owned by member companies of the Sindicato Antioqueno. Sindicato Antioqueno, formed in Medellin, Colombia in the mid-1970s, is a group of over 100 financial services, food, textile and apparel, construction and real estate companies related through cross-ownerships and interlocking directorates. Member companies of the Sindicato Antioqueno include BanColombia, the largest commercial bank in Colombia; Cementos Argos, Colombia's largest cement manufacturer; and Nacional de Chocolates, one of Colombia's largest food processing firms. We refer to Suramericana de Seguros, Suramericana de Capitalizacion and all other entities affiliated with the Sindicato Antioqueno as the Suramericana Group.

     We provide our portfolio of services in Colombia through fiber optic, wireless and satellite networks. Our principal transmission facilities in Colombia include the teleport and Teledatos network in Bogota and regional teleports and Teledatos networks located in Medellin, Cali and Barranquilla. Our Teledatos network in Bogota is provided through a joint venture with ETB, the Colombian PTO that provides local telephone service in the Bogota region. Under the terms of the joint venture, ETB provides the fiber optic infrastructure for the network, while IMPSAT Colombia provides multiplexing equipment and terminal equipment on customer premises, controls and monitors the network, provides technical support and sells network services to customers. We also own and operate a 698 route kilometer long-haul fiber optic network in Colombia connecting Bogota, Cali, and Medellin, and we are constructing an additional 1,351 route kilometers to close the ring between Cali and Bogota and to extend this network to reach Barranquilla. IMPSAT Colombia currently uses the 23 GHz frequency for point-to-point data and voice services. In addition, in August 1998, we received an authorization from the Ministry of Communications to use various frequencies within the 38 GHz frequency for the provision of point-to-point and point-to-multipoint value-added services for a term of ten years. At December 31, 1999, IMPSAT Colombia had approximately 724 VSAT microstations and 314 Dataplus earth stations installed. IMPSAT Colombia operates on the C-band and Ku-Band with access to PAS-1 and the Intelsat 601, 709 and 801 satellites.

     At December 31, 1999, IMPSAT Colombia had 560 customers. Financial institutions provided approximately 51.5% of IMPSAT Colombia's revenues for 1999. The second largest sector of IMPSAT Colombia's customer base is composed of manufacturing companies (including oil companies) which provided approximately 23.5% of IMPSAT Colombia's revenues for 1999. IMPSAT Colombia's largest customers during 1999 included:

     - BanColombia

     - SECAB, the administrator of government funds for Colombia's National Learning Service

     - Concasa, a savings and loan corporation

     - Conavi, one of Colombia's largest financial institutions and a member of the Suramericana Group

     - Banco de la Republica, the central bank of Colombia

     - Banco Cafetero Bancafe

     Revenues from IMPSAT Colombia's top ten customers accounted for approximately 28.5% of IMPSAT Colombia's revenues for 1999.

     In March 1999, we signed an eight-year agreement with the Ardila Lulle Organization, the fourth largest conglomerate in Colombia. Ardila Lulle's businesses are in industries such as bottling, textiles and media. We will initially provide services to 52 of their subsidiaries and affiliates, although the contract may be expanded to as many as 100 subsidiaries and affiliates. The contract is valued at $32.9 million. The revenues for 1999 from this contract totalled approximately $0.5 million.

     At December 31, 1999, we believe that we were a leader in terms of market share in Colombia in VSAT and data transmission services. Our principal competitors in Colombia are:

     - Telecom Colombia, a state owned PTO

     - Colomsat, S.A., a privately owned provider of facsimile, data and voice transmission services

     - Telegan, a provider of VSAT services which recently was acquired by Spain's Telefonica S.A.

     - Americatel Colombia, a company owned by Grupo Santo Domingo, Colombia's largest conglomerate, which provides voice, data and video services primarily to Grupo Santo Domingo

     - EMTELCO, a provider of data transmission and imaging services, which is owned by Empresas Publicas de Medellin, the largest telecommunications company in the province of Medellin

     - Rey Moreno, which agreed to sell 51% of its equity to Spain's Telefonica S.A., and offers data, internet, videoconferencing, and other corporate network services in the main cities in Colombia

     - Comsatcol, a subsidiary of COMSAT Corporation

     The telecommunications industry in Colombia is subject to regulation by the Colombian Ministry of Communications. Since 1991, the Ministry of Communications has pursued a policy of liberalization, and has encouraged joint ventures between public and private telecommunications companies to provide new and improved telecommunications services.
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

     Due in part to this policy of liberalization, IMPSAT Colombia has obtained the following licenses and authorizations:

     - in September 1991, a license to operate national and international digital information transmission services for a term of twenty years

     - in November 1997, an authorization to use satellite capacity on Intelsat satellites

     - in August 1998, a license that permits it to operate as a national telecommunications carrier for a term of ten years

     The licenses and authorizations may be renewed so long as IMPSAT Colombia complies with the terms and conditions of the licenses and authorizations and any applicable laws and regulations. The licenses and authorizations permit IMPSAT Colombia to engage in digital voice, data and video transmission services, the provision of value added services such as fax store and forward and electronic mail and Internet access services, and authorizes use by IMPSAT Colombia of radio frequencies and satellite links in Colombia necessary to provide such services. IMPSAT Colombia is prohibited by the terms of the licenses and authorizations from connecting to the Colombian public telecommunications network for purposes of reselling voice communications.

     IMPSAT Colombia is required to pay taxes in an amount equal to 3% of its gross revenues, less payments to terrestrial telecommunications providers, to the Ministry of Communications.

IMPSAT VENEZUELA

     IMPSAT Venezuela began operations in January 1993. We hold a 100% equity interest in IMPSAT Venezuela.

     In Venezuela, we provide our portfolio of services through wireless, satellite networks as well as leased fiber optic links. Our principal transmission facility in Venezuela is our teleport in Caracas. We also have a Teledatos network in Caracas. IMPSAT Venezuela uses the 10 GHz, 13 GHz and 23 GHz frequencies for point-to-point data and value-added services. In addition, the Comision Nacional de Telecomunicaciones (CONATEL) granted IMPSAT Venezuela a license to use the 10 GHz frequency for point-to-multipoint data and value-added services. At December 31, 1999 we had 804 VSAT microstations and 114 Dataplus earth stations in Venezuela. We operate on the C-band in Venezuela using the PAS-1, PAS-5, New Skies 806 and the Intelsat 805 satellites. In addition, we operate on the Ku-band using the Intelsat 805 satellite.

     At December 31, 1999, IMPSAT Venezuela had 191 customers. IMPSAT Venezuela's largest customers are generally large national and multinational corporations. IMPSAT Venezuela's largest customers during 1999 included:

     - Banco Mercantil

     - Reacciun, a national academic telecommunications network

     - Cadenas de Tiendas Venezolanas, S.A., one of Venezuela's largest retail department stores and supermarket chains

     - Corporacion Andina de Fomento, a multilateral development bank

     - Nabisco de Venezuela C.A., a subsidiary of multinational food and tobacco conglomerate RJR Nabisco Holdings Corp.

     - Instituto Nacional de Hipodromos, a horse racing track

     - Compania Occidental de Hidrocarburos, Inc., a subsidiary of Occidental Petroleum Corp.

     Revenues from IMPSAT Venezuela's top ten customers accounted for approximately 27.5% of IMPSAT Venezuela's revenues for 1999.

     Banco Mercantil, which has more than 300 agencies throughout the country and 15 agencies abroad, is one of the largest banks in Venezuela. Banco Mercantil became IMPSAT Venezuela's customer in 1994 when it contracted for three Interplus links. Since then, Banco Mercantil has steadily expanded the quantity and range of private telecommunications network services it contracts from us. In May 1999, after a competitive bidding process, IMPSAT Venezuela was selected to provide the outsourcing of almost all of the private telecommunications network needs of Banco Mercantil. Participants in this bidding process included CANTV and Bantel, two of IMPSAT Venezuela's principal competitors. We expect to complete our implementation of the Banco Mercantil network during the second quarter of 2000. Our projection of the monthly revenue of this new contract upon its full implementation is approximately $440,000.

     IMPSAT Venezuela estimates that it had approximately 25.5% market share in data transmission services based on revenues during 1999. Our principal competitors in Venezuela include Compania Anonima Nacional de Telefonos de Venezuela (CANTV), the Venezuelan PTO which is operated by a consortium led by GTE Corporation; MCI WorldCom, which provides, data transmission and value-added services; T-Data, the data transmission and Internet services division of Telcel, one of Venezuela's two cellular telephone providers; and Bantel, which provides data and voice transmission services. The Venezuelan telecommunications industry is regulated by CONATEL, which is under the jurisdiction of the Ministry of Infrastructure.

     In December 1992, IMPSAT Venezuela obtained a license to build, maintain and operate a private telecommunications network for the transmission of data, voice and video information. The license is valid for a period of ten years, with an option to renew for an additional ten years. The license prohibits IMPSAT Venezuela from providing voice services through the public switched telephone networks operated by CANTV and from interconnecting and sharing infrastructure with other operators of private telecommunications networks for the transmission of voice services.

     In February 1996, IMPSAT Venezuela obtained a ten-year license, with an option to renew for an additional ten years, to provide value-added services such as fax store and forward, electronic mail and Internet access. This license does not prohibit IMPSAT Venezuela from interconnecting with CANTV or other private networks.

     In February 1996, IMPSAT Venezuela obtained a ten-year license which permits it to interconnect with CANTV for the national and international transmission of data. The license does not permit us to interconnect with CANTV in connection with the transmission of voice.

     Under each of the licenses described above, IMPSAT Venezuela is or will be required to pay taxes and fees in an amount equal to 5.5% of a stipulated portion of its gross revenues from the services that are provided pursuant to the license. In 1999, this stipulated portion of its gross revenues represented approximately 44.9% of IMPSAT Venezuela's revenues.

IMPSAT ECUADOR

     In January 1995, we began operations in Ecuador through our wholly owned subsidiary IMPSAT Ecuador.

     In Ecuador, we provide our portfolio of services through fiber optic, wireless and satellite links. IMPSAT Ecuador uses the 15 GHz and 23 GHz frequencies for point-to-point data and value-added services. We operate on the C-band in Ecuador with access to the PAS-1, PAS-5 and Intelsat 805 satellites. Our main teleport is located in Quito, Ecuador and we have a regional teleport in Guayaquil.

     At December 31, 1999, IMPSAT Ecuador's largest customers included Banco del Pichincha, one of the largest Ecuadoran banks; Aduanas, the Ecuadoran customs agency; Diners Club del Ecuador, a leading credit card company and Banco la Previsora, another of Ecuador's largest banks. In addition, we provide international telecommunications services for the regional PTO located in the city of Cuenca. Revenues from IMPSAT Ecuador's top ten customers accounted for approximately 28.0% for 1999.

     We believe that we are a leading provider of data transmission services in Ecuador with a 49% market share based on revenues for 1999. Our principal competitors in Ecuador include:

     - Andinatel and Pacifictel, Ecuadoran state-owned PTOs

     - Suratel, S.A., which provides national and international SCPC and voice services

     - Consorcio Ecuatoriano de Telecomunicaciones S.A., which provides national and international SCPC services and cellular telephony

     - Ram Telecom Telecomunicaciones S.A., which provides national SCPC services

     The telecommunications industry in Ecuador is regulated by the Consejo Nacional de Telecomunicaciones and the Secretaria Nacional de Telecomunicaciones and is under the control and supervision of the Superintendencia de Telecomunicaciones.

     In June 1994, IMPSAT Ecuador obtained a 15-year license to provide data, voice and video transmission services so long as it does not use the installed networks owned by the Ecuadoran PTOs or any other company granted a monopoly for the provision of fixed telephony services. The license authorizes the installation, operation and exploitation by IMPSAT Ecuador of a satellite system to offer national and international information transmission services, including the construction of two teleports (in Quito and Guayaquil), VSAT microstations and Dataplus earth stations. IMPSAT Ecuador is required to pay an annual fee equal to 6% of certain of its revenues, which historically has represented approximately half of IMPSAT Ecuador's revenues.

     In March 1998, Secretaria Nacional de Telecomunicaciones granted IMPSAT Ecuador a ten-year renewable license to provide value-added services. Included in the value-added services that IMPSAT Ecuador may offer are Internet services.

IMPSAT USA

     Our wholly owned subsidiary, IMPSAT USA, began offering international private telecommunications services between Latin America and North America in February 1996.

     IMPSAT USA operates owned teleports throughout Florida and has leased teleport facilities in New Jersey.

     IMPSAT USA targets corporate, ISP and telecommunications carrier customers. IMPSAT USA's corporate sales efforts focus on providing multinational corporations with extensive voice and data telecommunications needs, which are the primary end-users in the U.S./Latin American market for international private-line services. IMPSAT USA offers Internet services to Latin American ISPs and provides telecommunications services to international long-distance carriers. As of December 31, 1999, IMPSAT USA was providing services to 37 customers (excluding intercompany accounts).

     IMPSAT USA recently entered into a contract with Citicorp Global Technology, Inc. to provide private network communications services to 23 locations throughout Latin America. In addition, IMPSAT USA provides Crowley American Transport, a California-based logistics and maritime transport provider, with international links for voice, video and data services at 47 sites in Central and South America. IMPSAT USA also provides UBESA, the Ecuadoran subsidiary of Dole Fresh Fruit International Ltd., with international data links between Florida and 5 locations in South America and ABN AMRO Bank with links covering nine locations throughout Central and South America.

     IMPSAT USA's Internet services customers include Sony Music, Millicom, Telcel (Paraguay), Celcaribe (Colombia) and Telemovil. IMPSAT USA also provides Internet access services to Latin American ISPs such as CMET (Chile), Metrocall (Panama), T-Net (Venezuela), Netsys (Honduras) and Inter Red (Colombia).

     As part of its telecommunications offerings, IMPSAT USA provides MCI Global Resources, Inc. with circuits from Florida to MCI WorldCom customer locations in Honduras and Colombia.

     IMPSAT USA expects intense competition in the market for international private telecommunications services between the United States and Latin America. This competition is expected to come primarily from large long-distance carriers (AT&T, MCI WorldCom and Sprint) and Latin American PTOs, as well as from alternative regional carriers. We believe IMPSAT USA can compete effectively by offering better end-to-end customer service and quality assurance in Latin America through its regional knowledge and in-country contacts using IMPSAT sister companies.

     As a provider of telecommunications between the United States and foreign countries, IMPSAT USA is subject to the jurisdiction of the Federal Communications Commission. The FCC has authorized IMPSAT USA to provide facilities-based and resold international telecommunications services. Currently, IMPSAT USA provides private telecommunications services which, among other things, means that IMPSAT USA is exempt from most FCC regulation.

     Although IMPSAT USA currently does not operate as a common carrier, it is still subject to FCC regulations governing universal service. The FCC's universal service rules generally require a provider of interstate telecommunications to contribute a certain percentage, historically approximately 5%, of its interstate and international end user revenue to the universal service programs. Historically, IMPSAT USA has not contributed to the universal service program because it did not provide any interstate telecommunications. IMPSAT USA may be required to contribute to the universal service program in the future, under current FCC rules, if IMPSAT USA's end user revenues for interstate services exceed 8% of its end user revenues from interstate and international services.

     The FCC is responsible for licensing all radio communications, including satellite-based radio transmissions, to, from and within the United States. IMPSAT USA holds non-common carrier earth station licenses and is therefore subject to FCC regulations governing their operation. Recently, the FCC has granted earth station operators, such as IMPSAT USA, the right to obtain direct access to the Intelsat satellite system, a multilateral treaty-based system, instead of having to obtain access through COMSAT, the U.S. signatory to the Intelsat treaty. IMPSAT USA has requested the right to obtain direct access to Intelsat, which should make it less expensive for IMPSAT USA to access Intelsat services.

IMPSAT BRAZIL

     IMPSAT Brazil was established to apply for a value-added telecommunications license in Brazil and to develop this business in Brazil. We have a 99.9% ownership interest in IMPSAT Brazil. IMPSAT Brazil is headquartered in Sao Paulo and has offices in Rio de Janeiro, Curitiba, Belo Horizonte and Brasilia.

     We provide our portfolio of services using leased satellite capacity. Last mile solutions in metropolitan areas are anticipated initially to be delivered through wireless and fiber optic links leased from local PTOs. IMPSAT Brazil operates its network through two teleports located in Sao Paulo and Curitiba. A teleport is currently under development in Rio de Janeiro, and we may construct additional teleports in other Brazilian cities. Our operations in Brazil use the C-bands and Ku-bands on Brazilsat, PanAmSat, Intelsat and Nahuel satellites.

     At December 31, 1999, IMPSAT Brazil had a total of 90 customers, including Shell do Brasil S.A., Ericsson, YPF/Repsol, Mercedes Benz do Brasil, TV Paranaense and Confederacao Nacional de Industrias.

     Brazil is by far the largest telecommunications market in Latin America and has attracted and is expected to continue to attract numerous providers, many of whom may be larger and better financed than we are. The presence of large carriers in Brazil may negatively affect our prospects there. In July 1998, the Brazilian government split Telebras, the former Brazilian national telecommunications company, into 17 companies by region and type of provider. These companies were subsequently privatized. Winning bidders for these operating companies included Telecom Italia, MCI WorldCom, Spain's Telefonica and Sprint. In addition, numerous additional concessions to provide telephony and data transmission services were granted. Winning bidders and concessionaires are also likely to focus on parts of the Brazilian market beyond those in which they initially obtain a concession.

     As the Brazilian telecommunications sector is further liberalized and deregulated, competition is likely to come from current telecommunications service providers in that country, including:

     - Embratel, Brazil's former state-owned, monopoly long-distance carrier in which MCI WorldCom acquired a 52% interest in July 1998 as part of the Telebras privatization

     - COMSAT do Brazil Ltda.

     - MetroRED Telecomunicacoes S.A., a data services company that provides local network services in Sao Paulo and Rio de Janeiro and plans to build local networks in other cities as well. In addition, it plans to build a fiber optic long distance network among Sao Paulo, Rio de Janeiro and Belo Horizonte

     - NetStream, a fiber optic network service provider that AT&T recently acquired and that earlier this year launched fiber optic cable local network services for businesses in Sao Paulo and Rio de Janeiro, Brazil and plans to build fiber optic networks in Belo Horizonte, Curitiba, Brasilia and Porto Alegre in 2000

     - Engeredes S.A., an infrastructure and data transmission provider that will use both fiber optic and wireless links to connect the cities of Belo Horizonte, Rio de Janeiro and Sao Paulo in Brazil

     - Telefonica, the regional fixed switch telephony operator for the state of Sao Paulo

     - Intelig Telefonica SA, a joint venture of France Telecom, Sprint and National Grid, which holds a license to provide domestic and international long-distance telephony and data services. Brazil's telecommunications regulators have ordered Sprint to leave the joint venture in connection with Sprint's pending merger with MCI WorldCom.

     - Global One, a joint venture of Deutsche Telekom, France Telecom and Sprint that provides international telecommunications services, focusing on multinational companies. France Telecom has recently agreed to purchase the interests of Sprint and Deutsche Telekom in Global One.

     In March 1999, IMPSAT Brazil entered into a distribution agreement and a supply agreement with Concert Communications Sales Limited to provide network facilities on a non-exclusive basis in Brazil. In addition, IMPSAT Brazil provides co-location services to Concert in Brazil.

     The telecommunications and postal services in Brazil are regulated by the Ministry of Communications pursuant to the Telecommunications Law of 1962, as amended. Brazil's telecommunications laws were significantly revised in September 1997 when the Brazilian legislature enacted the General Telecommunications Law. This law authorized the creation of the Agencia Nacional de Telecomunicacoes (ANATEL), an independent agency that regulates all aspects of telecommunications services, except radio and TV broadcasting, including the granting of licenses under the General Telecommunications Law.

     Under the General Telecommunications Law, telecommunications services may not be provided in Brazil without prior governmental authorization. In January 1998, ANATEL granted IMPSAT Brazil a ten-year license to sell corporate telecommunications services (data, voice and video) using terrestrial and satellite links to third parties and to provide circuits for use by other telecommunication carriers. Additionally, in March 1999 IMPSAT Brazil was authorized by ANATEL to lease satellite capacity directly from satellite carriers.

IMPSAT MEXICO

     IMPSAT Mexico was incorporated in 1994. We hold a 99.9% equity interest in IMPSAT Mexico. We provide our portfolio of services in Mexico through a teleport located in Mexico City. We operate on the C-band in Mexico with access to Intelsat 709 and 805, which has been approved by the Secretaria de Comunicaciones y Transportes (SCT), and to Solidaridad-II, a Mexican satellite.

     As of December 31, 1999, IMPSAT Mexico had 31 customers including:

     - Bimbo, a food industry company

     - Becton Dickinson, a medical equipment company

     - Laboratorios Syntex/Roche, a pharmaceutical company

     - SmithKline Beecham, a pharmaceutical company

     - ATSI de Mexico S.A. de C.V., a private pay phone operator and a subsidiary of American TeleSource International, Inc.

     - Andersen Consulting, one of the largest multinational consulting companies

     We believe IMPSAT Mexico's market share will continue to be minimal as it is not presently a strategic focus of the company.

     Our principal competitors in Mexico include:

     - Telmex, which besides offering local and long distance telephony, provides data and video services through its wholly owned subsidiary, Red Uno

     - Alestra S.A., a joint venture of AT&T, Grupo Financiero Bancomer S.A., and Grupo Industrial Alfa S.A., provides long-distance telecommunications and data transmission services using the AT&T brand

     - Avantel, which is owned by MCI WorldCom and Banamex Accival, provides national and international data, voice and long distance telephony and Internet services

     Other competitors in Mexico include Global One, COMSAT, Optel Telecommunications, Red Sat and Intervan.

     The Mexican telecommunications industry is regulated primarily by the SCT. An agency of the SCT, Telecomunicaciones de Mexico, or Telecomm, is charged with the regulation of non-national satellite and telegraph services. Telecomm supervises carriers and allocates electronic frequencies for satellite telecommunications.

     IMPSAT Mexico has a permit from the SCT for the installation, operation and exploitation of a network of earth stations to provide dedicated-link services, including VSAT services, for the transmission of voice, data and videoconferencing signals. This permit provides that these services must use Mexican satellites or those designated or approved by the Mexican government. IMPSAT Mexico's permit does not restrict its ability to carry voice. Interconnection of IMPSAT Mexico's network to networks in other countries requires the approval of the SCT. While IMPSAT Mexico's permit is valid for 15 years from when it was obtained in May 1994, its terms and conditions may be revised for a nominal fee after the first five years if the SCT believes changes to be in the public interest. IMPSAT Mexico has the right to renew the permit for an additional 15 years if it has complied with the provisions of the permit and agrees to accept any new conditions that may be imposed by the SCT.

     IMPSAT Mexico is required to pay 5% of its telecommunications services income to the Mexican government along with certain fees for having its signals transmitted and received by satellite, and nominal fees for the installation of new earth stations.

     Mexican law restricts foreign investment in concession holders to no more than a 49% interest. We have been advised by local Mexican counsel that this restriction does not apply to IMPSAT Mexico because IMPSAT Mexico provides its services pursuant to a permit and does not hold a concession. In addition, the law does not apply to concessions like ours that were granted prior to the law's enactment.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     In accordance with our bylaws, we have ten members on our board of directors. Our directors will hold office until the next annual meeting of stockholders and until successors of such directors have been elected and qualified, or until their earlier death, resignation or removal.

     Our president and our other corporate executive officers are elected at the annual meetings of our board of directors. All officers hold office until their successors are elected and qualified, or until their earlier death, resignation or removal. No family relationship exists among any of the directors or executive officers, except that Lucas Pescarmona and Sofia Pescarmona, both directors of our company, are the children of Enrique M. Pescarmona, the Chairman of our board of directors.

     Set forth below are the names, ages and positions of directors and executive officers as of December 31, 1999. Executive officers of IMPSAT Fiber Networks, Inc. are employees of IMPSAT Argentina.

                                      AGE
                                      ---
Enrique M. Pescarmona...............  58    Chairman of the Board
Ricardo A. Verdaguer................  50    Director, President and Chief Executive Officer
Roberto A. Vivo.....................  46    Director, Deputy Chief Executive Officer
Alexander Rivelis...................  59    Director and Vice President, Carrier's Carrier
Lucas Pescarmona....................  30    Director
Sofia Pescarmona....................  26    Director
Stephen R. Munger...................  41    Director
Jeronimo Bosch......................  28    Director
Geoffrey Almeida....................  47    Director
John McElligott.....................  48    Director
Hector Alonso.......................  42    Chief Operating Officer
Guillermo Jofre.....................  44    Chief Financial Officer
Guillermo V. Pardo..................  49    Vice President, Planning
Jose R. Torres......................  41    Vice President, Administration, Chief Accounting Officer
Rafael Carchak Canes................  50    Vice President, Organizational Development
Alejandro Suarez del Cerro..........  45    Vice President, Internet
Jaime Vinocur.......................  53    Vice President, Project Execution
Rodolfo Arroyo......................  41    Chief Information Officer
Marcelo Girotti.....................  35    President of IMPSAT Argentina
Mariano Torre Gomez.................  48    President of IMPSAT Colombia
Mauricio Ceballos...................  35    President of IMPSAT Venezuela
Heliodoro Londono...................  42    President of IMPSAT Mexico
Norberto Musante....................  42    President of IMPSAT Ecuador
Mauricio G. Klau....................  36    President of IMPSAT USA
Daniel V. Hourquescos...............  47    President of IMPSAT Brazil

     Our board of directors has been classified into three classes, which will consist of, as nearly as practicable, an equal number of directors. Nominees for director will be divided among the three classes upon their election or appointment. The members of each class will serve staggered three-year terms:

     - Mr. John McElligott, Mr. Lucas Pescarmona and Ms. Sofia Pescarmona have been elected to serve until the annual stockholder meeting to be held in 2001

     - Mr. Ricardo Verdaguer, Mr. Roberto Vivo, Mr. Alexander Rivelis and Mr. Jeronimo Bosch have been elected to serve until the annual stockholder meeting to be held in 2002

     - Mr. Geoffrey Almeida, Mr. Stephen Munger and Mr. Enrique Pescarmona have been elected to serve until the annual stockholder meeting to be held in 2003

     Upon the expiration of the initial term of a class, directors thereafter elected to that class shall hold office for a term of three years.

     Enrique M. Pescarmona has been Chairman of our board of directors since September 1994 and a member of the board of directors of IMPSAT Argentina since March 1994. Mr. Pescarmona is also Chairman of Corporacion IMPSA S.A. and Industrias Metalurgicas Pescarmona S.A.I.C. y F. (IMPSA). He is a director of Lagarde, S.A., Ingenieria y Computacion S.A. and Mercantil Andina S.A., TCA S.A., and is Vice President of Henri Lagarde S.A.

     Ricardo A. Verdaguer has been President, Chief Executive Officer and a member of our board of directors since September 1994. Mr. Verdaguer also served as President of IMPSAT Argentina from April 1988 until February 1990 and has served as Chairman of the board of directors of IMPSAT Argentina since 1990. Mr. Verdaguer is also a Director of El Sitio, Inc.

     Roberto A. Vivo has been Deputy Chief Executive Officer, Vice President, Marketing and a member of our board of directors since September 1994. Mr. Vivo also served as Marketing Director of IMPSAT Argentina from April 1988 to December 1994 and has been a member of the board of directors of IMPSAT Argentina since 1988. Mr. Vivo also serves as Chairman of the board of directors of El Sitio and of FAICSA, an Argentine company engaged in public construction projects.

     Alexander Rivelis has been Vice President of Carrier's Carrier and a member of our board of directors since December 1994. Mr. Rivelis also serves as a member of the board of directors of IMPSAT USA. Mr. Rivelis served as President of IMPSAT USA from 1995 to March 1996 and President of IMPSAT Colombia from 1991 to 1993.

     Lucas Pescarmona, a son of Enrique M. Pescarmona, has been a member of our board of directors since February 1996. From 1993 to 1995, he held various positions in the Buenos Aires, Argentina office of Arthur Andersen & Co. In 1995, he transferred to Tecnologica em Componentes Automotivos S.A., a Brazilian manufacturer of automotive parts that is part of the Pescarmona group, as the senior investment analyst in Brazil. Since 1997, Mr. Pescarmona has been principally engaged in the insurance arm of the Pescarmona group, where he is Manager of Business Development of Mercantil Andina.

     Sofia Pescarmona, a daughter of Enrique M. Pescarmona, has been a member of our board of directors since February 1996. Ms. Pescarmona is currently assistant to the Chief Executive Officer of IMPSAT Fiber Networks, Inc. From August 1994 to December 1997, Ms. Pescarmona held several positions in IMPSAT, including in the Internet unit and marketing department of IMPSAT Fiber Networks, Inc. and the sales department of IMPSAT Argentina. Ms. Pescarmona has been a member of the board of directors of El Sitio since October 1999.

     Stephen R. Munger has been a member of our board of directors since March 1998. Mr. Munger is a Managing Director of Morgan Stanley Dean Witter and co-head of Morgan Stanley's worldwide mergers, acquisitions and restructuring department, as well as Co-Chairman of the investment committee of Princes Gate Investors II L.P. He joined Morgan Stanley in 1988 as a Vice President in the corporate finance department. He became a Principal in 1990 and a Managing Director in 1993. Mr. Munger has been a member of the board of directors of TVN Entertainment Corp. since December 1997.

     Jeronimo Bosch has been a member of our board of directors since September 1999. Mr. Bosch is an associate at Morgan Stanley Dean Witter Private Equity. Mr. Bosch joined Morgan Stanley Dean Witter in August 1997. From 1994 to 1997, he was employed by Salomon Brothers Inc. in its global mergers and acquisitions and Latin American corporate finance departments.

     Geoffrey Almeida has been a member of our board of directors since July 1999. Mr. Almeida is President of BT, Latin America. Mr. Almeida joined British Telecommunications in 1991 as Director of BT Property Ltd. Mr. Almeida has also served as Director of Business Planning and Director of Financial Planning and Control for the BT Group. Prior to joining British Telecommunications, Mr. Almeida was Group Finance Director at Parkdale Holdings PLC. Mr. Almeida serves on the board of directors of Bharti Cellular Limited,

Maxis Berhad, BT INTERKOM Verwaltungs GmbH, BT Communications Services KK and Southgate Development Limited.

     John McElligott has been a member of our board of directors since July 1999. Mr. McElligott is Director of Corporate Finance and Financial Analysis at British Telecommunications. Since he joined British Telecommunications in 1992, Mr. McElligott has been head of group financial planning, Chief Financial Officer of Concert Communications Company and Finance Director of BT Networks. Mr. McElligott serves on the board of directors of Concert Communications Company, LG TelecCom Ltd. (Korea), StarHub Pte., Ltd. (Singapore) and Clear Communications Limited (New Zealand).

     Hector Alonso has been our Chief Operating Officer since September 1996 and was President of IMPSAT Colombia from September 1993 to August 1996. Prior to joining IMPSAT Colombia, Mr. Alonso had 14 years of experience in a variety of senior management positions with companies in the Pescarmona group.

     Guillermo Jofre has been our Chief Financial Officer since May 1995. Prior to joining IMPSAT, Mr. Jofre was Executive Vice President of Banque Indosuez in Argentina from 1993 to 1995 and had over ten years of experience in management positions with companies in Argentina, Germany and Switzerland. Mr. Jofre also serves as a member of the board of directors of the investment fund Bemberg Inversiones S.A.

     Guillermo V. Pardo joined our company in 1988 and has been our Vice President, Planning since January 1995. Mr. Pardo was previously Managing Director of the Guido Di Tella companies and has had over 20 years of experience in finance positions in a number of companies in Argentina and Spain. Mr. Pardo is a member of the board of directors of FAICSA and the Fundacion Torcuato Di Tella.

     Jose R. Torres has been our Vice President, Administration and Chief Accounting Officer since January 1995 and a Director of IMPSAT Argentina since 1990. Mr. Torres served as external auditor of the Mendoza Stock Exchange from 1982 to 1983. Mr. Torres previously worked as Assistant Finance Manager of IMPSA and as Finance Manager of IMPSAT Argentina until December 1994.

     Rafael Carchak Canes has served as Vice President, Organizational Development since August 1998 and has been a director of IMPSAT Argentina since May 1995. He was President of IMPSAT Argentina from May 1995 to August 1998. Prior to joining IMPSAT, Mr. Carchak served in a variety of management positions with Eveready over a 15-year period, including operations manager of Eveready Argentina from 1990 to 1992 and president of Eveready Argentina from 1992 to 1995, in which position Mr. Carchak had responsibility for Eveready's operations in Argentina, Paraguay and Chile.

     Alejandro Suarez del Cerro has been our Vice President, Internet since March 1997. Previously, Mr. Suarez del Cerro held a number of management positions with IMPSAT Argentina, including the positions of Technical Project Leader from 1988 to 1990, Technical Manager from 1990 to 1991, Development Manager from 1991 to 1994 and Vice President, Technology from 1995 to 1996. Mr. Suarez del Cerro was President of IMPSAT Brazil from 1996 to 1997.

     Jaime Vinocur has been our Vice President, Project Execution since September 1998. Previously, Mr. Vinocur held several managerial positions, including Senior Project Manager, at Techint, a leading Argentine construction company. During his 26-year tenure at Techint, Mr. Vinocur acquired extensive experience in the deployment of infrastructure for utility and telecommunications companies.

     Rodolfo Arroyo has been our Chief Information Officer since February 2000. Before that, Mr. Arroyo was President of IMPSAT Ecuador since March 1997, after joining IMPSAT Ecuador as a general manager in April 1996. From the end of 1991 until April 1996, Mr. Arroyo was employed in several different capacities at IMPSAT Colombia.

     Marcelo Girotti has been President of IMPSAT Argentina since August 1998. Mr. Girotti joined IMPSAT Argentina in 1992 where he has held several managerial positions, including Business Manager of the Interior Unit from 1992 to 1996, Manager of Special Accounts from 1996 to 1997 and Business Manager of the value-added unit from 1997 to 1998.

     Mariano Torre Gomez has been President of IMPSAT Colombia since July 1999. Mr. Torre was President of IMPSAT Venezuela from April 1997 to July 1999. Mr. Torre has served in a variety of positions involving engineering, production, planning, business development and new markets for companies in the Pescarmona group over a period of 17 years. Mr. Torre was President of IMPSAT Ecuador for two years prior to his transfer to IMPSAT Venezuela. Before that, Mr. Torre served four years at IMPSAT Argentina in the commercial and new licenses departments.

     Mauricio Ceballos has been President of IMPSAT Venezuela since July 1999. Mr. Ceballos was Vice President of administration and finance of IMPSAT Venezuela from 1997 to July 1999. Before joining IMPSAT in 1997, Mr. Ceballos worked as Director of Planning and Marketing at Fiduciaria Bolsa de Medellin S.A., a trust company, from 1991 to 1993 and as Vice President of International and Special Business at Fiduciaria Suramericana y BIC S.A., another trust company, from 1993 to 1997.

     Heliodoro Londono has been President of IMPSAT Mexico since November 1998. Mr. Londono held several managerial positions at IMPSAT Colombia commencing in 1992, including Business Manager of the Financial Sector Unit, and Manager of Special Accounts.

     Norberto D. Musante has been President of IMPSAT Ecuador since February 2000 after joining IMPSAT Ecuador as Operational General Manager in July 1997. From February 1990 until July 1997, Mr. Musante was employed in several different capacities at IMPSAT Argentina including Operational Manager from 1994 until 1995 and Vice President, Operations from 1995 until 1997.

     Mauricio Gabriel Klau has been President of IMPSAT USA since November 1998. Mr. Klau was president of IMPSAT Mexico from June 1997 to November 1998. Mr. Klau has also held several positions within IMPSAT Argentina and IMPSAT Mexico since he first joined the company in 1990.

     Daniel V. Hourquescos has been President of IMPSAT Brazil since March 1997. Since 1990, Mr. Hourquescos has held several positions in IMPSAT, including General Manager of IMPSAT Argentina from March 1993 to April 1995.

COMMITTEES OF THE BOARD OF DIRECTORS

     On December 21, 1998, we established a stock option committee. The stock option committee was responsible for the granting of stock options, incentives and other forms of compensation to eligible persons under our 1998 stock option plan.

     In January 2000, we established a compensation committee and an audit committee. The compensation committee, composed of a majority of non-employee directors, will establish salaries, incentives and other forms of compensation for our directors and officers and recommends policies relating to our benefit plans. In this regard, the compensation committee replaces and assumes the functions of the stock option committee. The compensation committee is currently constituted by Mr. Enrique Pescarmona, Mr. Stephen Munger and Mr. John McElligott. The audit committee, composed of a majority of non-employee directors, oversees the engagement of our independent auditors and, together with our independent auditors, will review our accounting practices, internal accounting controls and financial results. The audit committee is currently constituted by Mr. Geoffrey Almeida, Mr. Stephen Munger and Mr. Jeronimo Bosch.

COMPENSATION OF OUR DIRECTORS

     The members of our board of directors do not receive any compensation for their services on our board, although we have agreed to reimburse our directors for any expenses incurred by them in connection with their services as directors.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following tables set forth the compensation paid or accrued to our chief executive officer and each of our four other most highly compensated executive officers receiving compensation in excess of $100,000 per year during each of the three years presented. No bonuses were paid by us to these executive officers during 1997. We do not maintain any long-term incentive plans and have not granted stock appreciation rights or restricted stock awards.

                                                       ANNUAL COMPENSATION
                                           -------------------------------------------
                                                                            SECURITIES
                NAME AND                                                    UNDERLYING   OTHER ANNUAL
           PRINCIPAL POSITION              YEAR    SALARY     BONUS          OPTIONS     COMPENSATION
           ------------------              ----   --------   --------       ----------   ------------
Enrique M. Pescarmona....................  1999   $353,745   $240,000(1)      47,362            --
  Chairman of the Board                    1998    355,315    200,000(2)      59,202            --
                                           1997    310,495         --             --            --
Ricardo A. Verdaguer.....................  1999    449,800    300,000(1)      47,362            --
  President and Chief Executive Officer    1998    426,603    250,000(2)      59,202            --
                                           1997    240,500         --             --            --
Roberto Vivo.............................  1999    360,100    240,000(1)      37,890            --
  Director, Deputy Chief Executive
     Officer                               1998    341,110    200,000(2)      47,362            --
  and Vice President, Marketing            1997    198,250         --             --            --
Hector Alonso............................  1999    260,000    150,000(1)      27,470            --
  Chief Operating Officer                  1998    250,287    150,000(2)      34,337            --
                                           1997    134,680         --             --            --
Daniel Hourquescos.......................  1999    296,011     74,100(1)      15,156       $71,954(3)
  President of IMPSAT Brazil               1998    240,500         --         18,945            --
                                           1997    210,600         --             --            --

---------------
(1) This amount represents bonuses we paid to the executive officers named in the table above in December 1999. This amount relates to our 1998 operating results.

(2) This amount represents bonuses we paid to the officers named in the table above in December 1998. This amount related to 1997 operating results.

(3) Annual housing allowance.

STOCK OPTION GRANTS

     The following table shows information regarding grants of options to purchase our common stock made by us during 1999 to each of the executive officers named in the summary compensation table above. We granted no stock appreciation rights during 1999. No stock options were exercised by the executive officers named in the summary compensation table above during 1999.

     We computed potential realizable values by first multiplying the number of shares of common stock subject to a given option by the option exercise price to determine the initial aggregate stock value. We then assumed that the initial aggregate stock value compounds at an annual 5% or 10% rate shown in the table for the entire ten-year term of the option to determine the final aggregate stock value. Finally, we subtracted from the final aggregate stock value the initial aggregate stock value to determine the potential realizable value. The 5% and 10% assumed annual rates of stock appreciation are mandated by the rules of the SEC and do not reflect our estimate or projection of future stock price growth. Actual gains, if any, on stock option exercises depend upon the actual future price of common stock and the continued employment of the option holders throughout the vesting period. Accordingly, the potential realizable values listed in this table may not be achieved.

                                                 PERCENT                             POTENTIAL REALIZABLE
                                                OF TOTAL                               VALUE AT ASSUMED
                                   NUMBER OF     OPTIONS                             ANNUAL RATES OF STOCK
                                   SECURITIES    GRANTED                              PRICE APPRECIATION
                                   UNDERLYING      TO       EXERCISE                    FOR OPTION TERM
                                    OPTIONS     EMPLOYEES     PRICE     EXPIRATION   ---------------------
              NAME                 GRANTED(1)    IN 1999    ($/SHARE)      DATE        (5%)        (10%)
              ----                 ----------   ---------   ---------   ----------   ---------   ---------
Enrique M. Pescarmona............    47,362       12.0%      $10.47      6/25/07     $238,022    $565,303
Ricardo A. Verdaguer.............    47,362       12.0        10.47      6/25/07      238,022     565,303
Roberto Vivo.....................    37,890        9.6        10.47      6/25/07      190,420     452,247
Hector Alonso....................    27,470        7.0        10.47      6/25/07      138,053     327,876
Daniel Hourquescos...............    15,156        3.9        10.47      6/25/07       76,168     180,899

---------------
(1) Options granted in 1999 vest as to 10% on the first anniversary of the date of grant and as to an additional 30% on each anniversary thereafter. All options expire on December 31, 2007, unless sooner terminated under the terms of the stock option plan.

(2) Subject to earlier expiration, upon the occurrence of certain events, as provided in the stock option plan.

AGGREGATE OPTION EXERCISES DURING 1999 AND OPTION VALUES ON DECEMBER 31, 1999

     We have not included information on option exercises in 1999 by the executive officers named in the summary compensation table above or the value of those officers' unexercised options as of December 31, 1999, because there was no public market for our common stock in 1999.

STOCK OPTION PLANS

     1998 Stock Option Plan. On December 21, 1998, IMPSAT's board of directors and stockholders adopted the 1998 stock option plan, which provides for the grant to our officers, key employees, consultants, advisors, directors or affiliates of "incentive stock options" within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, stock options that are non-qualified for U.S. federal income tax purposes and stock appreciation rights. A copy of the 1998 stock option plan is included as Exhibit 10.1 to our 1998 Annual Report on Form 10-K filed with the SEC. The total number of shares of our common stock for which options may be granted pursuant to the 1998 stock option plan is 4,776,016, subject to certain adjustments reflecting changes in our capitalization. The 1998 stock option plan is currently administered by our compensation committee constituted by non-employee directors. The compensation committee determines, among other things, which of our officers, employees, consultants, advisors, affiliates and directors will receive options under the plan, the time when options will be granted, and the type of option (incentive stock options or non-qualified stock options, or both) to be granted. Options granted under the 1998 stock option plan are on such terms, including the number of shares subject to each option, the time or times when the options will become exercisable, and the option price and duration of the options, as determined by the compensation committee.

     The exercise price of incentive and non-qualified stock options is determined by the compensation committee, but may not be less than the fair market value of the common stock on the date of grant and the term of any such option may not exceed ten years from the date of grant.

     Payment of the option price must be made by cash or, in the sole discretion of the compensation committee, by promissory note, tender of shares of the common stock then owned by the optionee or, subject to certain conditions, the surrender to us of an exercisable option to purchase shares of common stock under the 1998 stock option plan. Payment of the option price may also be made by delivery to us, on a form prescribed by the compensation committee, of a properly executed exercise notice and irrevocable instructions to a registered securities broker approved by the compensation committee to sell the shares of common stock held by the optionee and promptly deliver cash to us. Options granted pursuant to the 1998 stock option plan are not transferable, except by will or the laws of descent and distribution in the event of death. During an optionee's lifetime, the option is exercisable only by the optionee or, in case of disability, by the optionee's legal representative.

     Pursuant to the terms of our stock options, if a change in control of our company occurs, all outstanding stock options become vested and fully exercisable.

     Our board of directors has the right at any time and from time to time to amend or modify the stock option plan, without the consent of our stockholders (unless otherwise required by law) or optionees; provided, that no such action may adversely affect options previously granted without the optionee's consent. The expiration date of the 1998 stock option plan, after which no option may be granted thereunder, is October 1, 2008.

     1999 Stock Option Plan. On January 5, 2000, IMPSAT's board of directors adopted the 1999 stock option plan, which provides for the grants to our key officers and employees of stock options that are non-qualified for U.S. federal income tax purposes. A copy of the 1999 stock option plan is filed as an exhibit to the registration statement relating to the initial public offering of our common stock. The terms of the 1999 stock option plan are otherwise identical to those of the 1998 stock option plan except that:

     - The total number of shares of our common stock for which options may be and were granted pursuant to the stock option plan is 355,214

     - The exercise price is $1.69 per share of common stock

     - Ten percent, twenty percent, thirty percent and forty percent of the options granted vest on the fourth, fifth, sixth and seventh anniversaries, respectively, of the date of grant or upon a change of control of our company

     - The expiration date of the 1999 stock option plan is January 5, 2010

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Stephen Munger, who is a member of our board of directors and a member of our compensation committee and our audit committee, is the Co-Chairman of the Investment Committee of Princes Gate. Princes Gate is an affiliate of Morgan Stanley & Co. Incorporated. In 1999, we paid commissions to Morgan Stanley in connection with our private placement of shares of our common stock to Nunsgate Limited. In addition, Morgan Stanley was the lead underwriter in our recent initial public offering. The Morgan Stanley investors own 14,917,915 shares of our common stock.

     Mr. Roberto Vivo, who is our Deputy Chief Executive Officer, is a member of the compensation committee of the board of directors of El Sitio.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OVERVIEW

     In the normal course of business, we provide private telecommunications network services to companies in which the following persons have an interest:

     - Corporacion IMPSA S.A. (CORIM), a corporation for which Mr. Enrique Pescarmona serves as the Chairman of the board of directors

     - members of the Pescarmona family (including Mr. Enrique Pescarmona, Mr. Lucas Pescarmona and Ms. Sofia Pescarmona, members of our board of directors)

     - El Sitio, a corporation in which

          - we have an approximately 15.3% equity interest

          - affiliates of Mr. Roberto Vivo and Mr. Ricardo Verdaguer have equity interests

          - Mr. Roberto Vivo is Chairman of the board of directors and a member of its compensation committee

          - Mr. Ricardo Verdaguer and Ms. Sofia Pescarmona are directors

     - affiliates of the Suramericana Group

     Total telecommunications services provided by us during 1999 to:

     - companies in which CORIM or members of the Pescarmona family have an interest totaled approximately $1.0 million

     - El Sitio subsidiaries totaled approximately $281,000

     - companies affiliated with the Suramericana Group totaled approximately $9.7 million

     The following is a description of our most significant transactions with entities affiliated with CORIM, the Suramericana Group and El Sitio during 1999. Although we believe that transactions with our affiliates are generally conducted on an arm's length basis, conflicts of interest are inherent in these transactions.

CORIM

     Our company provides telecommunications services to:

     - IMPSA, a company controlled by CORIM. IMPSA produces heavy steel capital goods, including hydromechanical equipment and cranes and engages in other businesses including auto parts manufacturing and general environmental services. Telecommunications services provided to IMPSA during 1999 totaled approximately $315,000. During the same period, IMPSA provided services to IMPSAT Argentina totaling approximately $56,000.

     - TCA, a company controlled by CORIM and IMPSA. TCA produces wire harnesses for automobile electrical systems and coil springs for automobile suspension systems in Argentina and Brazil. Telecommunications services provided to TCA during 1999 totaled approximately $69,000.

     - Mercantil Andina S.A., an insurance company owned by CORIM and members of the Pescarmona family. Telecommunications services provided to Mercantil Andina S.A. during 1999 totaled approximately $453,000. In addition, Mercantil Andina acts from time to time as an insurance broker and an insurer for IMPSAT Argentina. IMPSAT Argentina paid premiums to Mercantil Andina totaling approximately $338,000.

     - Puerto Seco, S.A., a company controlled by CORIM and IMPSA that produces wire harnesses for automobile electrical systems and coil springs for automobile suspension systems in Argentina and Brazil. Telecommunications services provided to Puerto Seco during 1999 equaled $69,000.

     - Lagarde S.A., a company owned by members of the Pescarmona family that owns and operates a winery in the Mendoza area of Argentina. Telecommunications services provided to Lagarde S.A. for 1999 equaled $45,000. In addition, Lagarde S.A. provided wine products to IMPSAT Argentina totaling approximately $115,000 during 1999.

SURAMERICANA GROUP

     Representatives of the Suramericana Group serve as directors of IMPSAT Colombia and IMPSAT Venezuela. During 1999, the total dollar amount of telecommunications services rendered to the Suramericana Group totaled approximately $9.7 million, the most significant of which were as follows:

                                                              (IN THOUSANDS)
Suramericana de Seguros (insurance).........................    $  555,000
Corporacion Financiera Nacional y Suramericana S.A.
  (Corfinsura) (finance)....................................       188,000
Susalud (health services)...................................        82,000
Sufinanciamiento (finance)..................................       171,000
Proteccion (pension fund)...................................       332,000
Suleasing (finance).........................................        89,000
Corporacion Nacional de Ahorro y Vivienda (finance).........     4,057,000
Suvalor (insurance).........................................       124,000
Industrias Noel (food products).............................       423,000
Acerias Paz del Rio (steel works)...........................       102,000
Almacenes Exito (food products).............................       162,000
BanColombia (finance).......................................     2,359,000

     During 1999, IMPSAT Venezuela provided telecommunications services to Cadena de Tiendas Venezolanas S.A., which totaled approximately $827,000.

     Corfinsura and BanColombia are creditors of IMPSAT Colombia. As of December 31, 1999, IMPSAT Colombia was indebted to Corfinsura in the amount of approximately $7.0 million and to BanColombia in the amount of approximately $12.1 million. The total interest paid for 1999 was approximately $5.2 million.

     Suramericana de Seguros acts from time to time as an insurance broker and an insurer for IMPSAT Colombia. IMPSAT Colombia paid premiums to Suramericana de Seguros totaling approximately $409,000 in 1999.

     Certain other companies within the Suramericana Group, including Suleasing, provide financial leasing services to IMPSAT Colombia. Our total indebtedness to Suleasing as of December 31, 1999 was approximately $8.4 million and the total interest paid in 1999 was approximately $632,000.

     Other payments made by IMPSAT Colombia to companies of Suramericana Group in 1999 included: payments of approximately $352,000 to Proteccion for pension fund services; total payments to Susalud of approximately $128,000 for health benefit services, and payments of approximately $298,000 to Sodexho Pass for employee luncheon services.

EL SITIO

     We provide telecommunications services to El Sitio, Inc. During 1999, the total value of telecommunications services we rendered to El Sitio was approximately $281,000. During the same period, El Sitio charged us $164,928 for advertising services on their Web pages.

     On August 4, 1999, we entered into an agreement with El Sitio for the sale of our retail Internet businesses in Argentina, Brazil and Colombia for approximately $21.5 million and our purchase of shares of El Sitio's 8% convertible redeemable preferred stock for $21.5 million. In connection with these transactions, El Sitio has entered into telecommunications services agreements under which our subsidiaries will provide El Sitio with telecommunication networks to access the Internet backbone. El Sitio, a British Virgin Islands corporation, is an Internet content and Internet service provider headquartered in Argentina that has operations in Brazil, Mexico, Uruguay and the United States. The Brazil transaction contemplated by the El Sitio Framework Agreement was consummated on October 6, 1999 and the Argentina transaction was concluded on November 5, 1999. We anticipate that the Colombia transaction will close during April 2000. Upon the consummation of El Sitio's initial public offering in December 1999, our shares of El Sitio's preferred stock were automatically converted into 15.4% of El Sitio's common stock.

MORGAN STANLEY INVESTORS

     Series A Preferred Stock Issuance. Pursuant to a series of transactions, on March 19, 1998, we issued and sold $125 million of our preferred stock to the Morgan Stanley investors.

     The Morgan Stanley investors exercised their rights to convert 19,848 shares of our preferred stock into 14,917,915 shares of our common stock upon the closing of our initial public offering on February 4, 2000. No shares of our preferred stock are outstanding. Some of the principal rights the Morgan Stanley investors retain as holders of our common stock include the right to:

     - request that we sell their shares of our common stock in a public offering registered under the Securities Act, subject to certain conditions

     - include the common stock held by the Morgan Stanley investors in a public offering by us registered under the Securities Act, subject to certain conditions

     We paid commissions to Morgan Stanley of $4.0 million in 1999 in connection with the sale of shares of our common stock to Nunsgate Limited in April 1999. See "-- British Telecommunications."

BRITISH TELECOMMUNICATIONS

     On March 11, 1999, a share purchase agreement and related agreements were entered into among IMPSAT, Nevasa Holdings and Nunsgate Limited, a wholly owned subsidiary of British Telecommunications. Pursuant to the share purchase agreement, we agreed to issue 11,934,332 newly issued shares of our common stock to Nunsgate Limited for $125 million, and Nevasa Holdings agreed to sell 2,386,867 shares of our common stock to Nunsgate Limited for $25 million. These transactions were consummated on April 19, 1999. On February 4, 2000, Nunsgate Limited purchased from us an additional 2,850,000 shares of our common stock in a private placement to maintain its approximate ownership share in us after our initial public offering.

     We are a party to a shareholders agreement with Nevasa Holdings and Nunsgate Limited dated as of March 10, 1999, a copy of which has been filed as an exhibit to the registration statement relating to the initial public offering of our common stock. Pursuant to the terms of this shareholders agreement, as long as Nunsgate Limited owns 15% of our outstanding common stock (as determined on a fully-diluted basis) and subject to certain conditions, Nunsgate Limited has the right to nominate two members of our board of directors. Nevasa Holdings has agreed to vote for the two Nunsgate Limited nominees to our board of directors so long as Nunsgate Limited owns 15% of our outstanding common stock.

     As long as Nunsgate Limited owns 10% of our outstanding common stock (as determined on a fully-diluted basis) and subject to certain conditions, Nunsgate Limited has the right to:

     - consult with management on matters relating to us

     - inspect our books and records

     - inspect our properties and operations

     As long as Nunsgate Limited owns 5% of our outstanding common stock (as determined on a fully-diluted basis), Nunsgate Limited has the right to:

     - request that we sell shares of common stock in a public offering registered under the Securities Act, subject to certain conditions

     - include common stock held by Nunsgate Limited in a public offering of our common stock registered under the Securities Act, subject to certain conditions

     - nominate one member to our board of directors and to have Nevasa Holdings vote for that nominee

     Nunsgate Limited has agreed to vote for Nevasa Holdings' nominees to our board of directors for so long as Nevasa Holdings is obligated to vote for Nunsgate Limited's nominees to our board of directors.

                        DESCRIPTION OF OUR INDEBTEDNESS

     The following is a summary of the material provisions of agreements governing some of our indebtedness. This summary is subject to, and qualified in its entirety by reference to, all of the provisions of these agreements, including the definition of certain terms therein. Terms used and not defined herein have the meanings given to them in the documents described herein. Copies of these agreements are available from us upon request.

     Senior Notes. In July 1996, we completed the offering of our $125 million principal amount of 12 1/8% Senior Notes due 2003, of which an aggregate of $125 million in principal amount is outstanding as of the date hereof. The 12 1/8% notes bear interest at the rate of 12 1/8% per annum payable semiannually in cash on January 15 and July 15 of each year. The 12 1/8% notes have the benefit of a guarantee issued on a senior unsecured basis by IMPSAT Argentina.

     In June 1998, we completed our offering of our $225 million principal amount of 12 3/8% Senior Notes due 2008, of which an aggregate of $225 million in principal amount is outstanding as of the date of this prospectus. The
12 3/8% notes bear interest at the rate of 12 3/8% per annum payable semiannually in cash on June 15 and December 15 of each year.

     The indentures under which our notes were issued contain a number of covenants which, among other things:

     - restrict our ability to consolidate, merge or sell all or substantially all of our assets

     - create restrictions on the ability of our restricted subsidiaries to make certain payments, issue or sell stock of certain subsidiaries, and enter into transactions with stockholders or affiliates

     These indentures also restrict our and our restricted subsidiaries' ability to:

     - incur additional indebtedness

     - create liens

     - engage in sale-leaseback transactions

     - make restricted payments

     - sell assets

     Vendor Financing. On October 25, 1999, each of IMPSAT Argentina and IMPSAT Brazil signed definitive agreements with Nortel to borrow up to approximately $149.1 million and $148.3 million, respectively, of long-term vendor financing. This vendor financing, which will be disbursed over a two-year period with final maturity in 2006, will be used by us to finance Nortel's construction of the segments of the Broadband Network in each of Argentina and Brazil. We have borrowed a total of $46.2 million from Nortel and have unused commitments of $251 million under these agreements. We may reduce our commitments from Nortel under these agreements in the future.

     Subject to mandatory or optional prepayment under the terms of the vendor financing, principal amounts borrowed by us will be repayable over the last five years of a seven-year period beginning on October 25, 2001, and will bear interest at LIBOR (or, under certain circumstances, prime rate) plus an applicable margin, commencing on the first disbursement date. The vendor financing is not revolving. Any amounts that are repaid or prepaid by us may not be reborrowed.

     To secure repayment of disbursements under the vendor financing, we have granted Nortel a first priority security interest over equipment, infrastructure and other assets related to the Broadband Network and to be acquired by us with the proceeds of the vendor financing. In addition, we have agreed to guarantee the obligations of each of IMPSAT Argentina and IMPSAT Brazil under the vendor financing agreements.

     If we sell or otherwise dispose of or suffer material losses with respect to the property comprising Nortel's security under the financing and fail to reinvest the proceeds within the time specified, then such proceeds must be used to prepay the loans under the vendor financing. We are also mandated to prepay amounts borrowed under the vendor financing if we make voluntary or mandatory prepayments under the indentures under which our notes are issued. In addition, under certain circumstances, we are obligated to apply the proceeds of certain sales of debt securities towards prepayments of the vendor financing. We are permitted to make voluntary prepayments of amounts borrowed under the vendor financing.

     The making of each disbursement under the vendor financing will be subject to our satisfaction of several ongoing conditions. The vendor financing agreements also contain a number of covenants that, among other things, limit our ability to:

     - incur additional indebtedness

     - create liens and other encumbrances

     - sell or otherwise dispose of assets

     - make acquisitions, investments, loans and advances

     - merge or consolidate with another entity

     - engage in any business other than the telecommunications business

     - make distributions to our stockholders

     - enter into transactions with affiliates

     In addition, the vendor financing will require ongoing compliance by IMPSAT Argentina and IMPSAT Brazil with certain financial and operating covenants, including, without limitation, the maintenance of specified ratios of debt to total capitalization, total debt to EBITDA, EBITDA to interest expense and capital expenditure limitations.

                             PRINCIPAL STOCKHOLDERS

     The following table and the accompanying notes show certain information concerning the beneficial ownership of our capital stock as of February 28, 2000 by:

     - each person who owned of record, or was known to own beneficially, more than five percent of any class of our capital stock

     - each director

     - each executive officer

     - all directors and executive officers as a group

     Except as otherwise indicated, each person listed in the table has informed us that they have sole voting and investment power with respect to their shares of our capital stock and record and beneficial ownership with respect to their shares of our capital stock.

                                                              SHARES BENEFICIALLY
                                                              --------------------
                                                                OWNED
            NAME AND ADDRESS OF BENEFICIAL OWNER                NUMBER     PERCENT
            ------------------------------------              ----------   -------
Common Stock
Beneficial Owners of more than 5%
Nevasa Holdings Ltd.(1).....................................  42,366,878    46.3%
Princes Gate Investors II, L.P.(2)..........................  11,934,332    13.1
Morgan Stanley Global Emerging Markets Private Investment
  Fund, L.P.(3).............................................   2,983,583     3.3
Nunsgate Limited(4).........................................  17,571,198    19.8
Suramericana Group(5).......................................   4,624,714     5.1
Directors and Executive Officers (1)
Enrique M. Pescarmona(1)(6).................................  42,378,598    46.3
Ricardo A. Verdaguer(1)(7)..................................      11,720       *
Roberto A. Vivo(1)(8).......................................      10,536       *
Alexander Rivelis(1)(9).....................................      15,895       *
Sofia Pescarmona............................................         700       *
Geoffrey Almeida(4).........................................       1,200       *
John McElligott(4)..........................................       1,200       *
Hector Alonso(10)...........................................       7,534       *
Daniel Hourquescos(11)......................................       3,495       *
All Directors and Officers as a Group (24 persons)(1)(12)...  42,558,086    46.6%

---------------
 (*) Less than 1%.

 (1) Nevasa Holdings is owned by CORIM, Militello Ltd. and Rotling International Corporation. The business address of Nevasa Holdings is Vanderpool Plaza, Wickham Cay I, Road Town, Tortola, British Virgin Islands.

     - CORIM, an Argentine corporation that holds an 82.5% equity interest in Nevasa Holdings through its wholly owned British Virgin Island subsidiary, Telecommunication Worldwide Inc., is controlled by Mr. Enrique Pescarmona, the Chairman of our board of directors, and other members of the Pescarmona family. CORIM is a holding company for businesses engaged in a variety of activities including property, casualty and other insurance, heavy-steel capital goods, manufacturing auto parts and environmental services.

     - Militello Ltd., a British Virgin Islands corporation, holds an 11.6% equity interest in Nevasa Holdings and is controlled by Mr. Roberto Vivo, our Deputy Chief Executive Officer.

     - Rotling International Corporation, a British Virgin Islands corporation, holds a 5.8% equity interest in Nevasa Holdings and is controlled by Mr. Ricardo Verdaguer, our President and Chief Executive Officer.

     The business address of our executive officers and directors is c/o IMPSAT Fiber Networks, Inc., Alferez Pareja 256, 1107 Buenos Aires, Argentina, unless otherwise noted herein.

 (2) These are shares of common stock owned by Princes Gate and affiliates of Princes Gate over which Princes Gate has sole voting power. The business address of Princes Gate is Princes Gate Investors II, L.P., 1585 Broadway, 36th Floor, New York, NY 10036. Mr. Stephen Munger, who is the Co-Chairman of the Investment Committee of Princes Gate and a member of our board of directors, disclaims voting or dispositive power over the shares of our common stock owned by Princes Gate and its affiliates.

 (3) These are shares of common stock on December 31, 1999, owned by MSGEM and Morgan Stanley Global Emerging Markets Private Investors, L.P. over which MSGEM has sole voting power. The business address of each of these persons is c/o Morgan

     Stanley Global Emerging Markets Private Investment Fund, L.P., 1221 Avenue of the Americas, 33rd Floor, New York, NY 10020. Mr. Jeronimo Bosch, who is an associate at Morgan Stanley Dean Witter Private Equity and a member of our board of directors, disclaims voting or dispositive power over the shares of our common stock owned by MSGEM.

 (4) The business address of Nunsgate Limited is Queen Victoria Street, Queen Victoria House, Douglas Im12lS, Isle of Man. Mr. John McElligott and Mr. Geoffrey Almeida, each of whom is an officer of British Telecommunications and a designee of Nunsgate Limited to our board of directors, disclaim voting or dispositive power over the shares of our common stock owned by Nunsgate Limited.

 (5) The Suramericana Group includes Portafolio de Inversiones Suramericana, Compania Suramericana de Inversiones Inmobiliarias y Avaluos, Suramericana de Inversiones and Compania Suramericana de Construcciones, the investment and construction arms of the Sindicato Antioqueno, which was formed in Medellin, Colombia in the mid-1970s, and is a group of over 100 companies related through cross-ownerships and interlocking directorates. The business address of the Suramericana Group is Carrera 64B # 49A30, Medellin, Colombia.

 (6) Includes 42,366,273 shares of common stock owned by Nevasa Holdings, of which Mr. Pescarmona may be deemed to be the beneficial owner, and 5,920 shares of common stock issuable under options that are presently exercisable.

 (7) Includes 5,920 shares of common stock issuable under options that are presently exercisable.

 (8) Includes 4,736 shares of common stock issuable under options that are presently exercisable.

 (9) Includes 1,895 shares of common stock issuable under options that are presently exercisable.

(10) Includes 3,434 shares of common stock issuable under options that are presently exercisable.

(11) Includes 1,895 shares of common stock issuable under options that are presently exercisable.

(12) Includes 39,429 shares of common stock issuable under options that are presently exercisable.

                               THE EXCHANGE OFFER

     On February 16, 2000 we sold $300 million in principal amount of the old notes in a private placement through Morgan Stanley & Co. Incorporated, as representative of the initial purchasers, to a limited number of institutional investors. In connection with the sale of the old notes, we entered into a registration rights agreement with Morgan Stanley & Co. Incorporated, dated as of February 16, 2000. Under that agreement, we must, among other things, use our best efforts to file with the Commission a registration statement under the Securities Act of 1933 covering the exchange offer and to cause the registration statement to become effective under the Securities Act of 1933. Upon the effectiveness of the registration statement, we must also offer each holder of the old notes the opportunity to exchange their old notes for an equal principal amount of new notes. The new notes will be issued without a restrictive legend and may be reoffered and resold by the holders of the new notes without restrictions or limitations under the Securities Act of 1933. We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. You are a holder with respect to the exchange offer if you are a person in whose name any old notes are registered on our books or if you have obtained a properly completed assignment of old notes from a registered holder.

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the day the exchange offer expires. The expiration date is 5:00 p.m., New York City time on [ ], 2000, unless we extend the exchange offer, in which case, the expiration date will be the latest date and time to which the exchange offer is extended.

     As of the date of this prospectus, $300 million in principal amount of the notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the old notes known to us on this date. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions described below under " -- Certain Conditions to Exchange Offer".

     We may, in our sole discretion, extend the expiration date of the exchange offer, and thereby delay acceptance of any old notes for exchange, by giving oral or written notice of such extension to the holders of the old notes. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder of the old notes as promptly as practicable after the expiration or termination of the exchange offer.

     Old notes you tender in the exchange offer must be in denominations of principal amount of $1,000 or any integral multiple thereof.

     We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "-- Certain Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. We will give you notice of any extension of the expiration date by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

PROCEDURES FOR TENDERING OLD NOTES

     Only a registered holder of old notes may tender such old notes in the exchange offer. If you tender your old notes and do not withdraw them prior to the expiration date of the exchange offer, you will be deemed to have an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

     To tender in the exchange offer, you must complete, sign and date an original or facsimile letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal to the exchange agent for receipt before the expiration date of the exchange offer. In addition, either:

     - the exchange agent must receive from you certificates for the old notes, along with the letter of transmittal, on or before the expiration date or

     - the exchange agent must receive, prior to the expiration date of the exchange offer, a timely confirmation of transfer by book-entry of those old notes into the exchange agent's account at The Depository Trust Company, also known as DTC, as set forth in the procedure for book-entry transfer described below, or

     - you must comply with the guaranteed delivery procedures described below

     The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date of the exchange offer. Do not send the letter of transmittal or old notes to us.

     If your old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender those old notes, you should contact the registered holder promptly and instruct that registered holder to tender the old notes on your behalf. If you wish to tender your old notes on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed assignment from the registered holder. The transfer of registered ownership of old notes may take considerable time.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the old notes tendered are:

     - by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal

     - for the account of an eligible institution

     In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by an eligible financial institution. An eligible institution, including most banks, savings and loan associations and brokerage houses, is a financial institution that is a participant in the:

     - Securities Transfer Agents Medallion Program, or

     - New York Stock Exchange Medallion Program, or

     - Stock Exchanges Medallion Program

     If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a written instrument or instruments of transfer or exchange. The written instrument should be in satisfactory form as shall be determined by us, in our sole discretion, and:

     - duly executed by the registered holder exactly as the name or names of the registered holder or holders appear on the old notes

     - with the signature thereon guaranteed by an eligible institution

     We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered old notes, and withdrawal of tendered old notes, in our sole discretion. All of our determinations will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time we determine. Although we intend to notify holders of old notes of defects or irregularities with respect to tenders of old notes, neither we, nor the exchange agent, or any other person will incur any liability for failure to give this notification.

     If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any of the old notes or bond power, those persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal, unless we waive that requirement.

     Based on a previous interpretation by the staff of the SEC set forth in no-action letters to third parties, we believe that the new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold, and otherwise transferred by a holder thereof, other than:

     - a broker-dealer who purchases such new notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act of 1933

     - a person that is our affiliate (within the meaning of Rule 405 under the Securities Act of 1933) without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that the holder is acquiring the new notes in the ordinary course of its business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the new notes

     By tendering, each holder will represent to us that, among other things, the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of its business, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the new notes. You are our "affiliate", as defined under Rule 405 of the Securities Act of 1933, if you are engaged in or intend to engage in, or have an arrangement or understanding with any person to participate in, a distribution of the new notes. If an affiliate, you or any such other person

     - may not rely on the applicable interpretation of the staff of the SEC

     - must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction

     In addition, each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of the new notes. See "Plan of Distribution." The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

     This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution".

     To comply with the securities laws of certain jurisdictions, if applicable, the new notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement, subject to certain limitations specified therein, to register or qualify the new notes for offer or sale under the securities laws of such jurisdictions as any holder reasonably requests in writing. Unless a holder so requests, we do not currently intend to register or qualify the sale of the new notes in any such jurisdictions.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "-- Certain Conditions to the Exchange Offer" below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice thereof to the exchange agent.

     The holder of each old note accepted for exchange will receive as set forth below under "Description of the Notes -- Book-Entry, Delivery and Form" a new note having a principal amount equal to that of the surrendered old note. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the old notes or, if no interest has been paid, from February 15, 2000. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. You will not receive any payment in respect of accrued interest on your old notes that are accepted for exchange on any interest payment date the record date for which occurs on or after consummation of the exchange offer. If the exchange offer is not consummated and a Shelf Registration Statement is not declared effective on or prior to August 16, 2000, the annual interest rate borne by the notes will be increased to 14.25%. Upon consummation of the exchange offer or the effectiveness of the Shelf Registration Statement, the interest rate on the notes will revert to 13.75%. See "Description of the Notes -- Registration Rights." Old notes not tendered or not accepted for exchange will continue to accrue interest from and after the date of consummation of the exchange offer.

     In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after

     - timely receipt by the exchange agent of

          - certificates for such old notes or

          - a timely book-entry confirmation of such old notes into the exchange agent's account at the Depository Trust Company

     - a properly completed and duly executed letter of transmittal and all other required documents

     If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if any of your old notes are submitted for a greater principal amount than the you desire to exchange, such unaccepted or non-exchanged old notes will be returned to you without expense to you (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry procedures described below, such non-exchanged old notes will be credited to your account maintained with DTC) as promptly as practicable after the expiration or termination of the exchange offer.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the old notes at DTC for the purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "-- Exchange Agent" on or prior to the expiration date of the exchange offer, unless the holder complies with the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     If you desire to tender old notes and (1) the old notes are not immediately available, or (2) time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may effect a tender if

     - the tender is made through an eligible institution

     - on or prior to 5:00 P.M., New York City time, on the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and notice of guaranteed delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth your name and address as the holder of old notes and the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

     - you will deposit the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal with the eligible institution within three NYSE trading days after the date of execution of the notice of guaranteed delivery

WITHDRAWAL RIGHTS

     Except as otherwise provided, you may withdraw tender of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

     To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any such notice of withdrawal must

     - specify the name of the person having deposited the old notes to be withdrawn

     - identify the old notes to be withdrawn

     - be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the old notes were tendered or be accompanied by documents of transfer sufficient to have the exchange agent register the transfer of the old notes in the name of the person withdrawing the tender and

     - specify the name in which any old notes are to be registered, if different from that of the person who deposited the old notes to be withdrawn

     We will determine all questions as to the validity, form, and eligibility of the notices, which determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued with respect to those old notes unless the old notes so withdrawn are validly retendered.

     Any old notes that have been tendered but that are withdrawn or not accepted for payment will be returned to the holder of those old notes, or in the case of old notes tendered by book-entry transfer, will be credited to an account maintained with DTC, without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time before the expiration date of the exchange offer.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the exchange offer, and subject to our obligations pursuant to the registration rights agreement, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of such new notes for exchange, any of the following events shall occur:

     - any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer

     - the exchange offer will violate any applicable law or any applicable interpretation of the staff of the SEC

     The foregoing conditions are for our sole benefit and may be asserted by us in whole or in part at any time and from time to time in its sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order is threatened by the SEC or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

     The exchange offer is not conditioned on any minimum principal amount of old notes being tendered for exchange.

EXCHANGE AGENT

     The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests or notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

                      The Bank of New York, Exchange Agent

                                    By Mail:
                               101 Barclay Street
                            New York, New York 10286
                   Attention: Corporate Trust Operations, 7E

                         By Hand or Overnight Courier:
                               101 Barclay Street
                            New York, New York 10286
                       Attn: Securities Processing Window
                        Ground Level Reorganization, 7E
                           By Facsimile: 212-571-3080

                       Confirm by Telephone: 212-815-2742

     Delivery of the letter of transmittal to an address other than as set forth above or transmission of instructions via facsimile other than as set forth above does not constitute valid delivery of such letter of transmittal.

FEES AND EXPENSES

     We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer.

     We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include registration fees, fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

TRANSFER TAXES

     Holders who tender their old notes for exchanges will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of the applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

     If you do not exchange your old notes for new notes pursuant to the exchange offer, you will continue to be subject to the provisions in the indenture regarding transfer and exchange of the old notes and the restrictions on transfer of such old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.

     In general, the old notes may not be offered or sold, unless registered under the Securities Act of 1933 and applicable state securities laws. We do not currently anticipate that we will register old notes under the Securities Act of 1933. See "Description of the Notes -- Exchange Offer; Registration Rights". Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act of 1933) without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that such new notes are acquired in the ordinary course or such holders' business and such holders, other than broker-dealers, have no arrangement or understanding with any person to participate in the distribution of such new notes. However, the SEC has not considered the exchange offer in the context of a no-action letter and we can give you no assurance that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

                            DESCRIPTION OF THE NOTES

     The notes were issued under an Indenture, dated as of February 16, 2000 (the "Indenture"), between us, as issuer, and The Bank of New York, as Trustee, Registrar and Paying Agent (the "Trustee") and Banque Internationale a Luxembourg S.A., as Paying Agent and Transfer Agent. The following summary of certain provisions of the Indenture is not complete and is subject to, and is qualified by reference to, all the provisions of the Indenture. A copy of the Indenture is available from us upon request. Whenever particular defined terms of the Indenture are referred to but not defined, those terms are incorporated herein by reference. You can find the definitions of certain terms used in this description under the subheading
"-- Certain Definitions." As used in this "Description of the Notes," the term "company" means IMPSAT Fiber Networks, Inc., and excludes any subsidiaries.

     The following description of the terms of the Indenture is a summary. This summary does not restate the Indenture and excludes certain definitions and complex legal terminology contained in the Indenture. While we believe this summary contains all of the information about the Indenture that is important to your decision to exchange the old notes for new notes, it does not include all of the provisions of the Indenture that you may feel are important. It is the Indenture, and not this summary, that defines your rights as a noteholder. If you would like to read the Indenture in its entirety, you may obtain a copy from us by contacting us as the address set forth on page 3 of this prospectus.

GENERAL

     The notes will be unsecured unsubordinated obligations of our company, initially limited to $300 million aggregate principal amount, and will mature on February 15, 2005. Each note bears interest at the rate per annum 13 3/4% from the Closing Date, or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually (to holders of record at the close of business on the February 1 or August 1 immediately preceding the interest payment date) on February 15 and August 15 of each year, commencing August 15, 2000. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency of our company in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee at 101 Barclay Street, Floor 21 West, New York, New York 10286) and at the offices of the Luxembourg Paying and Transfer Agent in Luxembourg; provided that, at our option, payment of interest may be made by check mailed to the holders at their addresses as they appear in the Security Register. For so long as the notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, we will maintain a Paying Agent and a Transfer Agent in Luxembourg.

     The notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. See "-- Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     Subject to the covenants described below under "Covenants" and applicable law, we may issue additional notes under the Indenture. The notes offered hereby and any additional notes subsequently issued would be treated as a single class for all purposes under the Indenture.

     For purposes of determining compliance with the Indenture, the U.S. dollar equivalent of any amounts denominated in a foreign currency shall be calculated using the noon dollar buying rate in New York City for wire transfers of such currency as published by the Federal Reserve Bank of New York on the date such foreign currency amount is received, incurred or paid. For other financial reporting purposes, currency translations will be performed in accordance with U.S. generally accepted accounting practices.

OPTIONAL REDEMPTION

     The notes may be redeemed, in whole or in part, at any time at our option at a redemption price (the "Make-Whole Price") equal to the greater of (1) 100% of the principal amount thereof or (2) as determined by an Independent Investment Banker, the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest (including Additional Interest, as provided for in the Registration Rights Agreement), if any, to the date of redemption.

     "Adjusted Treasury Rate" means with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus 0.50%.

     "Comparable Treasury Issue" means the United States Treasury Security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Independent Investment Banker" means any Reference Treasury Dealer appointed by the Trustee after consultation with us.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Chase Securities Inc., First Union Capital Markets, a division of Wheat First Securities, Inc., NationsBanc Montgomery Securities LLC and TD Securities (USA) Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), our company shall substitute another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the Trustee, of the bid and asked prices of the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued and unpaid thereon to such redemption date.

     In addition, at any time before February 16, 2003, we may redeem up to 35% of the principal amount of the notes originally issued with the Net Cash Proceeds of one or more public or private issuances of Capital Stock (other than Disqualified Stock) at any time or from time to time in part, at a redemption price of 113.750% of the principal amount thereof on the redemption date, together with accrued and unpaid interest, if any, thereon; provided that (i) at least 65% of the principal amount of the notes remain outstanding after each such redemption and (ii) notice of such redemption is mailed within 60 days of such issuance.

     In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portion thereof called for redemption.

SINKING FUND

     There will be no sinking fund payments for the notes.

REGISTRATION RIGHTS

     We have agreed to use our best efforts to file and cause to become effective a registration statement with respect to an exchange offer in order to exchange the old notes for registered notes of our company, which we call the new notes, with terms identical to the old notes, except that the new notes will not bear legends restricting their transfer. We have agreed to use our best efforts to have the exchange offer consummated before August 16, 2000. The registration statement we filed on April , 2000 will remain effective until we are able to close the exchange offer.

     If the Securities and Exchange Commission , also known as the SEC or the Commission, does not permit us to effect the exchange offer, or under certain other circumstances, we will use our best efforts to cause to become effective a shelf registration statement with respect to resales of the old notes. Under such circumstances, the shelf registration statement will remain effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act, or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement.

     We will, in the event of such a shelf registration, provide to each holder copies of the prospectus, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit resales of the notes. A holder that sells its notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations).

     If the exchange offer for the notes is not consummated or a shelf registration statement is not declared effective on or prior to August 14, 2000, interest on the notes will

     - accrue at the rate of 14.25%

     - be payable in cash twice a year on each interest payment date, starting February 15, 2001, until the registered exchange offer or the effectiveness of a shelf registration statement is finalized

The description of the Registration Rights Agreement in this prospectus is not complete. You should read the Registration Rights Agreement attached as an exhibit to this prospectus.

RANKING

     The indebtedness evidenced by the notes ranks equally with all of our other unsecured unsubordinated indebtedness. At December 31, 1999, on an as adjusted basis after giving effect to the offering of the old notes, we (on an unconsolidated basis but giving effect to guarantees of $7.1 million of indebtedness of our subsidiaries) would have had approximately $357.1 million of indebtedness (other than the notes). We are a holding company, and the notes are effectively subordinated to all existing and future liabilities (including trade payables) of our subsidiaries. At December 31, 1999, on the same as adjusted basis and excluding intercompany payables and the guarantee of our 12 1/8% Senior Guaranteed Notes due 2003 by one of our subsidiaries, our subsidiaries would have had approximately $[309.0] million of liabilities, including approximately $134.3 million of indebtedness. The Indenture will permit us and our subsidiaries to incur substantial amounts of additional indebtedness.

COVENANTS

     Limitation on Indebtedness

     (a) We will not, and will not permit any of our Restricted Subsidiaries to, Incur any Indebtedness (other than the notes and Indebtedness existing on the Closing Date); provided that our company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Indebtedness to EBITDA Ratio would be greater than zero and less than 4:1.

     Notwithstanding the foregoing, our company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

     (1) Indebtedness outstanding at any time in an aggregate principal amount not to exceed the greater of (A) $200 million or (B) the Consolidated EBITDA for the four preceding quarters for which financial statements of our company have been filed with the SEC or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant, in each case less any amount of Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below (other than any of the notes permanently repaid); provided that no more than 25% of the Indebtedness Incurred under this clause (1) may be used for purposes other than capital expenditures;

     (2) Indebtedness owed (A) to our company evidenced by a promissory note or
         (B) to any Restricted Subsidiary; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to our company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (2);

     (3) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause (2), (6), (8) or (10) of this paragraph) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the notes shall only be permitted under this clause (3) if (A) in case the notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes at least to the extent that the Indebtedness to be refinanced is subordinated to the notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of our company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (3);

     (4) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements
         (i) are designed solely to protect our company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (ii) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of our company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by our company or any Restricted Subsidiary in connection with such disposition;

      (5) Indebtedness of our company, to the extent the net proceeds thereof are promptly (A) used to purchase notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the notes as described below under "Defeasance";

      (6) Guarantees of the notes and Guarantees of Indebtedness of our company by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below;

      (7) Indebtedness (including Guarantees) Incurred to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) to acquire equipment, inventory or network assets (including acquisitions by way of Capitalized Lease and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the fair market value of the equipment, inventory or network assets so acquired) by our company or a Restricted Subsidiary after the Closing Date;

      (8) Indebtedness of our company not to exceed, at any one time outstanding, two times the sum of (A) the Net Cash Proceeds received by our company after June 17, 1998 as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of our company, to the extent (I) such capital contribution or Net Cash Proceeds are not, at our company's option, added to the amount calculated pursuant to clause (C)(ii) of the first paragraph of the "Limitation on Restricted Payments" covenant or used to make a Restricted Payment pursuant to clause (3), (4) or (8) of the second paragraph of the "Limitation on Restricted Payments" covenant and (II) if such capital contribution or Net Cash Proceeds are used to consummate a transaction pursuant to which our company Incurs Acquired Indebtedness, the amount of such Net Cash Proceeds exceeds one-half of the amount of Acquired Indebtedness so Incurred and (B) 80% of the fair market value of property (other than cash and cash equivalents) received by our company after the Closing Date from the sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of our company, to the extent (I) such capital contribution or sale of Capital Stock has not been used to make a Restricted Payment pursuant to clause (3), (4) or (8) of the second paragraph of the "Limitation on Restricted Payments" covenant and (II) if such capital contribution or Capital Stock is used to consummate a transaction pursuant to which our company Incurs Acquired Indebtedness, 80% of the fair market value of the property received exceeds one-half of the amount of Acquired Indebtedness so Incurred; provided that such Indebtedness does not mature prior to the Stated Maturity of the notes and has an Average Life longer than the notes;

      (9) Acquired Indebtedness;

     (10) Strategic Subordinated Indebtedness;

     (11) Indebtedness consisting of one or more loans to any Restricted Subsidiary, evidenced by one or more Promissory Notes and Guaranteed by our company, in each case under the Intermediary Documents; provided that the Promissory Notes shall, at all times, have an aggregate principal amount equal to the aggregate principal amount of the Certificates of Deposit and shall not be outstanding at any time that the Certificates of Deposit are not validly outstanding and beneficially owned by our company;

     (12) Indebtedness of any Restricted Subsidiary, to the extent that our company is the beneficial owner of such Indebtedness and such Indebtedness is evidenced by a promissory note or participation certificate issued to our company by the record holder of such Indebtedness;

     (13) Indebtedness of our company, the proceeds of which are used to make an Investment in Intelsat, in an amount at any one time outstanding not to exceed $30 million; provided that our company reasonably believes, at the time such Indebtedness is Incurred, that the benefits of such Investment will result in cash flow sufficient to cover the payment of interest and principal on such Indebtedness; and

     (14) subordinated Indebtedness of our company (in addition to Indebtedness permitted under clauses (1) through (13) above) in an aggregate principal amount outstanding at any time not to exceed $100 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below.

     (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that our company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

     (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, our company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

LIMITATION ON RESTRICTED PAYMENTS

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly,

     (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock held by Persons other than our company or any Restricted Subsidiary (other than (x) dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries),

     (2) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of our company (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than our company or any of its Wholly-Owned Restricted Subsidiaries,

     (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of our company that is subordinated in right of payment to the notes, or

     (4) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments")

if, at the time of, and after giving effect to, the proposed Restricted Payment:

     (A) a Default or Event of Default shall have occurred and be continuing,

     (B) our company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant, or

     (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (i) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by our company or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter commencing July 1, 1998 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant plus (ii) the aggregate Net Cash Proceeds received by our company after June 17, 1998 as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of our company, including an issuance or sale permitted by the Indenture of Indebtedness of our company for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of our company, or from the issuance to a Person who is not a Subsidiary of our company of any options, warrants or other rights to acquire Capital Stock of our company (in each case, exclusive of any convertible indebtedness, Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes), in each case except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (8) of the second paragraph under the "Limitation on Indebtedness" covenant, plus (3) an amount equal to the net reduction in Investments made pursuant to this first paragraph of this "Limitation on Restricted Payments" covenant in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to our company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by our company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

     The foregoing provision shall not be violated by reason of:

     (1) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

     (2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (3) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant;

     (3) the repurchase, redemption or other acquisition of Capital Stock of our company (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of our company (or options, warrants or other rights to acquire such Capital Stock);

     (4) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of our company which is subordinated in right of payment to the notes in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of our company (or options, warrants or other rights to acquire such Capital Stock);

     (5) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of our company;

     (6) Investments in Unrestricted Subsidiaries not to exceed, at any one time outstanding, the greater of (A) $5 million or (B) 10% of Consolidated EBITDA for the preceding four quarters for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant;

     (7) Investments in any Person the primary business of which is related, ancillary or complementary to the business of our company and its Restricted Subsidiaries on the date of such Investments;

          provided that the aggregate amount of Investments made pursuant to this clause (7) does not exceed $20 million;

     (8) Investments acquired in exchange for Capital Stock (other than Disqualified Stock) of our company or with the proceeds of such Capital Stock; provided that such proceeds are so applied within 90 days of receipt thereof;

     (9) the declaration or payment of dividends on our common stock following a public offering of common stock of up to 6% per annum of the Net Cash Proceeds received by our company in such Public Equity Offering;

     (10) other Restricted Payments in an aggregate amount not to exceed $25 million; provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein. The value of any Restricted Payment made other than in cash shall be the fair market value thereof. The amount of any Investment "outstanding" at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital to our company and its Restricted Subsidiaries with respect to such Investment (up to the amount of such Investment).

     Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (2) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) thereof and an Investment referred to in clause (6) thereof), and the Net Cash Proceeds from any capital contribution or any issuance of Capital Stock referred to in clauses (3), (4) and (8), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. If the proceeds of an issuance of Capital Stock of our company are used for the redemption, repurchase or other acquisition of the notes, or Indebtedness that is pari passu with the notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness. For purposes of determining compliance with this "Limitation on Restricted Payments" covenant, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in clauses (1) through (10) of the preceding paragraph, our company, in its sole discretion, shall classify such Restricted Payment and only be required to include the amount and type of such Restricted Payment in one of such clauses.

     Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     We will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to

     (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by our company or any other Restricted Subsidiary,

     (2) pay any Indebtedness owed to our company or any other Restricted Subsidiary,

     (3) make loans or advances to our company or any other Restricted Subsidiary, or

     (4) transfer any of its property or assets to our company or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

     (1) existing on the Closing Date in the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

     (2) existing under or by reason of applicable law;

     (3) existing with respect to any Person or the property or assets of such Person acquired by our company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

     (4) in the case of clause (4) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,
         (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of our company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of our company or any Restricted Subsidiary in any manner material to our company or any Restricted Subsidiary;

     (5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary during the period between the execution of such agreement and the closing thereunder within three months of such execution;

     (6) with respect to Restricted Subsidiaries in which, on and subsequent to the Closing Date, our company and other Restricted Subsidiaries only make Investments that are evidenced by unsubordinated promissory notes that bear a reasonable rate of interest and are payable prior to the Stated Maturity of the notes; provided that such encumbrances and restrictions expressly allow the payment of interest and principal on such promissory notes;

     (7) encumbrances or restrictions solely of the type referred to in clause
         (3) or (4) of the preceding paragraph that are contained in any stockholders' agreement, joint venture agreement or similar agreement among owners of Common Stock of a Restricted Subsidiary; provided that such restrictions consist solely of requirements that transactions between such Restricted Subsidiaries and affiliates thereof (including our company and its Restricted Subsidiaries) be on fair and reasonable terms no less favorable to such Restricted Subsidiary than could be obtained in a comparable arm's-length transaction with a Person that is not such an affiliate; or

     (8) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings (as determined by our company) and (C) our company determines that any such encumbrance or restriction will not materially affect our company's ability to make principal or interest payments on the notes. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent our company or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or
         (ii) restricting the sale or other disposition of property or assets of our company or any of its Restricted Subsidiaries that secure Indebtedness of our company or any of its Restricted Subsidiaries.

     Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

     We will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except

     (1) to our company or a Wholly-Owned Restricted Subsidiary;

     (2) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

     (3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale; or

     (4) the sale of common stock of Restricted Subsidiaries that is not Disqualified Stock, if the proceeds of such issuance or sale are applied in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant or

     (5) the transfer of up to 3% of the common stock of each Restricted Subsidiary to employees of such Restricted Subsidiary in connection with such employment.

     Limitation on Issuances of Guarantees by Restricted Subsidiaries

     We will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any of our Indebtedness which is pari passu with or subordinate in right of payment to the notes ("Guaranteed Indebtedness"), unless

     (1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the notes by such Restricted Subsidiary and

     (2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against our company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) pari passu with the notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the notes.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon

     (1) any sale, exchange or transfer, to any Person not an Affiliate of our company, of all of our company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or

     (2) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

     Limitation on Transactions with Shareholders and Affiliates

     We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of our company or with any Affiliate of our company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to our company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to:

     (1) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which our company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized U.S. investment banking firm stating that the transaction is fair to our company or such Restricted Subsidiary from a financial point of view;

     (2) any transaction solely between our company and any of its Wholly-Owned Restricted Subsidiaries or solely between Wholly-Owned Restricted Subsidiaries;

     (3) the payment of reasonable and customary regular fees to directors of our company who are not employees of our company;

     (4) any payments or other transactions pursuant to any tax-sharing agreement between our company and any other Person with which our company files a consolidated tax return or with which our company is part of a consolidated group for tax purposes; or

     (5) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant (other than pursuant to clause (4) of the definition or "Permitted Investment"). Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (2) through (5) of this paragraph, the aggregate amount of which exceeds $1 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above.

     Limitation on Liens

     We will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including, without limitation, licenses), or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the notes, prior to) the obligation or liability secured by such Lien.

     The foregoing limitation does not apply to

     (1) Liens existing on the Closing Date;

     (2) Liens granted after the Closing Date on any assets or Capital Stock of our company or its Restricted Subsidiaries created in favor of the holders;

     (3) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to our company or a Wholly-Owned Restricted Subsidiary to secure Indebtedness owing to our company or such other Restricted Subsidiary;

     (4) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (3) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of our company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

     (5) Liens on the Capital Stock of, or any property or assets of, a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the "Limitation on Indebtedness" covenant;

     (6) Liens on the Capital Stock of Restricted Subsidiaries securing up to $100.0 million of Indebtedness Incurred under clause (7) of the second paragraph of the "Limitation on Indebtedness" covenant;

     (7) Liens on assets having a fair market value equal to no more than 10% of the fair market value of the Adjusted Consolidated Net Tangible Assets that are not subject to Liens on the Closing Date; or

     (8) Permitted Liens.

     Limitation on Sale-Leaseback Transactions

     We will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby our company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which our company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

     The foregoing restriction does not apply to any sale-leaseback transaction if

     (1) the lease is for a period, including renewal rights, of not in excess of three years;

     (2) the lease secures or relates to industrial revenue or pollution control bonds;

     (3) the transaction is solely between our company and any Wholly-Owned Restricted Subsidiary or solely between Wholly-Owned Restricted Subsidiaries; or

     (4) our company or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

     Limitation on Asset Sales

     We will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless

     (1) the consideration received by our company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and

     (2) at least 75% of the consideration received consists of cash or Temporary Cash Investments; provided, however, that this clause (2) shall not apply to long-term assignments in capacity in a telecommunications network. In the event and to the extent that the Net Cash Proceeds received by our company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of our company and its Subsidiaries has been filed with the SEC pursuant to the "Commission Reports and Reports to Holders" covenant), then our company shall or shall cause the relevant Restricted Subsidiary to (1) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of our company, or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than our company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, our company and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (2) apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause
         (1)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $5 million, our company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders on a pro rata basis an aggregate principal amount of notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest (if any) to the Payment Date.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     We must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of the principal amount of the notes on the relevant Payment Date, plus , accrued interest (if any) to the Payment Date. Prior to the mailing of the notice to holders commencing such Offer to Purchase, but in any event within 30 days following any Change of Control, our company covenants to

     (1) repay in full all indebtedness of our company that would prohibit the repurchase of the notes pursuant to such Offer to Purchase or

     (2) obtain any requisite consents under instruments governing any such indebtedness of our company to permit the repurchase of the notes. The Company shall first comply with the covenant in the preceding sentence before it shall be required to repurchase notes pursuant to this "Repurchase of Notes upon a Change of Control" covenant.

     If our company is unable to repay all of its indebtedness that would prohibit repurchase of the notes or is unable to obtain the consents of the holders of indebtedness, if any, of our company outstanding at the time of a Change of Control whose consent would be so required to permit the repurchase of notes, then our company will have breached such covenant. This breach will constitute an Event of Default under the Indenture if it continues for a period of 30 consecutive days after written notice is given to our company by the Trustee or the holders of at least 25% in aggregate principal amount of the notes outstanding. In addition, the failure by our company to repurchase the notes at the conclusion of the Offer to Purchase will constitute an Event of Default without any waiting period or notice requirements.

SEC REPORTS AND REPORTS TO HOLDERS

     Whether or not we are required to file reports with the SEC, if any notes are outstanding, we will file with the SEC all such reports and other information as we would be required to file with the SEC by Sections 13(a) or 15(d) under the Securities Exchange Act of 1934, as amended, if we were subject thereto, unless we will be unable to effect such filing or the SEC will refuse to accept such filing. We will supply the Trustee and each holder or will supply to the Trustee for forwarding to each holder, without cost to such holder, copies of such reports and other information, whether or not we will be unable to effect such filing or the SEC refuses to accept such filing.

EVENTS OF DEFAULT

     The following events will be defined as "Events of Default" in the
Indenture:

     (a) default in the payment of principal of (or premium, if any, on) any note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

     (b) default in the payment of interest on any note when the same becomes due and payable, and such default continues for a period of 30 days;

     (c) our company defaults in the performance of or breaches any other covenant or agreement of our company in the Indenture or under the notes and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the holders of 25% or more in aggregate principal amount of the notes;

     (d) there occurs with respect to any issue or issues of Indebtedness of our company or any Significant Subsidiary having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

     (e) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against our company or any Significant Subsidiary and shall not be paid or discharged, and either (A) an enforcement proceeding shall have been commenced by a creditor upon such judgment or order or (B) there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

     (f) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of our company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of our company or any Significant Subsidiary or for all or substantially all of the property and assets of our company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of our company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or

     (g) our company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of our company or any Significant Subsidiary or for all or substantially all of the property and assets of our company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

     If an Event of Default (other than an Event of Default specified in clause
(f) or (g) above that occurs with respect to our company) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to our company (and to the Trustee if such notice is given by the holders), may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest on the notes shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (d) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d) shall be remedied or cured by our company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto, and no other Defaults under the Indenture have occurred and are continuing after giving pro forma effect to such remedy, cure or waiver. If an Event of Default specified in clause (f) or
(g) above occurs with respect to our company, the principal of, premium, if any, and accrued interest on the notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of either Trustee or any holder. The holders of at least a majority in principal amount of the outstanding notes by written notice to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "-- Modification and Waiver."

     The holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes. A holder may not pursue any remedy with respect to the Indenture or the notes unless:

     (1) the holder gives the Trustee written notice of a continuing Event of Default;

     (2) the holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the Trustee to pursue the remedy;

     (3) such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

     (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

     (5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any holder of a note to receive payment of the principal of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

     The Indenture will require certain officers of our company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of our company and its Restricted Subsidiaries and our company's, and its Restricted Subsidiaries' performance under the Indenture and that our company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation or merger with or into a Wholly-Owned Restricted Subsidiary with a positive net worth; provided that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person or our company shall be issued or distributed to the stockholders of our company) or permit any Person to merge with or into our company unless:

     (1) our company shall be the continuing Person, or the Person (if other than our company) formed by such consolidation or into which our company is merged or that acquired or leased such property and assets of our company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustees, all of the obligations of our company on all of the notes and under the Indenture;

     (2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

     (3) immediately after giving effect to such transaction on a pro forma basis, our company or any Person becoming the successor obligor of the notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of our company immediately prior to such transaction;

     (4) immediately after giving effect to such transaction on a pro forma basis our company, or any Person becoming the successor obligor of the notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; provided that this clause (4) shall not apply to (x) a consolidation, merger or sale of all (but not less than all) of the assets of our company if all Liens and Indebtedness of our company or any Person becoming the successor obligor on the notes, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would, if Incurred at such time, have been permitted to be Incurred (and all such Liens and Indebtedness, other than Liens and Indebtedness of our company and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture or (y) a consolidation, merger or sale of all or substantially all of the assets of our company if immediately after giving effect to such transaction on a pro forma basis, our company or any Person becoming the successor obligor of the notes shall have an Indebtedness to EBITDA Ratio equal to or less than the Indebtedness to EBITDA Ratio of our company immediately prior to such transaction; and

     (5) our company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (3) and (4) above) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (3) and (4) above do not apply if, in the good faith determination of the Board of Directors of our company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of our company; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

        DEFEASANCE

     Defeasance and Discharge. The Indenture will provide that our company will be deemed to have paid and will be discharged from any and all obligations in respect of the notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things,

     (A) our company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes,

     (B) our company has delivered to the Trustee (1) either (x) an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

     (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which our company or any of its Subsidiaries is a party or by which our company or any of its Subsidiaries is bound, and

     (D) if at such time the notes are listed on a national securities exchange, our company has delivered to the Trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (3) and (4) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," and clause (c) under "Events of Default" with respect to such clauses (3) and (4) under "Consolidation, Merger and Sale of Assets," and clauses (d) and (e) under "Events of Default" shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes, the satisfaction of the provisions described in clauses (B)(2), (C) and (D) of the preceding paragraph and the delivery by our company to the Trustee of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. If our company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the notes as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, our company will remain liable for such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of an Indenture may be made by our company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby,

     (1) change the Stated Maturity of the principal of, or any installment of interest on, any note,

     (2) reduce the principal amount of, or premium, if any, or interest on, any note, or adversely affect any right of repayment at the option of any holder of any note,

     (3) change the place or currency of payment of principal of, or premium, if any, or interest on, any note,

     (4) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note,

     (5) reduce the above-stated percentage of outstanding notes the consent of whose holders is necessary to modify, supplement or amend the Indenture,

     (6) waive a default in the payment of principal of, premium, if any, or interest on the notes, or

     (7) reduce the percentage or aggregate principal amount of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of our company in the Indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of our company or of any successor Person thereof. Each holder, by accepting the notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of our company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

GOVERNING LAW AND SUBMISSION TO JURISDICTION

     The notes and the Indenture will be governed by the laws of the State of New York. We will submit to the jurisdiction of the U.S. federal and New York state courts located in the City of New York for purposes of all legal actions and proceedings instituted in connection with the notes and the Indenture.

CURRENCY INDEMNITY

     U.S. dollars are the sole currency of account and payment for all sums payable by us under or in connection with the notes, including damages. Any amount received or recovered in a currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of our company or otherwise) by any holder of a note in respect of any sum expressed to be due to it from our company shall only constitute a discharge to our company to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any note, we will indemnify the recipient against any loss sustained by it as a result. In any event, we will indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the holder of a note to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from our Company's other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any holder of a note and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any note.

BOOK-ENTRY; DELIVERY AND FORM

     Except as set forth below, the New Notes to be issued upon the consummation of the Exchange Offer will be issued in the form of a single global note. The global note will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC. Except as set forth below, the global note may be transferred, in whole and not in part, only to the DTC or another nominee of the DTC. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (referred to as "participants") or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the Indenture and the notes. You will not be able to transfer your interest in a global note except in accordance with DTC's applicable procedures in addition to those provided for under the Indenture.

     Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither our company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Cedel Bank will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants and which may bear a legend containing certain transfer restrictions.

     We understand that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither our company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by our company within 90 days, we will issue certificated notes, which may bear a legend containing certain transfer restrictions in exchange for the global notes. Holders of an interest in a global note may receive certificated notes, which may bear a legend containing certain transfer restrictions in accordance with the DTC's rules and procedures in addition to those provided for under the Indenture.

LUXEMBOURG STOCK EXCHANGE LISTING

     We have applied to list the notes on the Luxembourg Stock Exchange. As long as the notes are listed on the Luxembourg Stock Exchange and the exchange so requires, we will maintain a transfer and paying agent in Luxembourg. The name and address of the initial transfer and paying agent in Luxembourg is Banque Internationale a Luxembourg S.A., 69, route d'Esch, L-1470, Luxembourg. Upon maturity, notes may be presented for payment at the offices of the transfer and paying agent in Luxembourg.

     All notices to holders of the notes, including any notices with respect to the redemption of all or a portion of the notes by us, notices to holders of the notes of an Offer to Purchase all notes then outstanding in the event of a Change of Control, or notices with respect to the Exchange Offer, will be given by publication in a daily newspaper in Luxembourg, which is expected to be the Luxemburger Wort. If publication in accordance with the preceding sentence is not practicable, notice will be validly given if made in accordance with the requirements of the Luxembourg Stock Exchange.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition.

     "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of our company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

     (1) the net income (or loss) of any Person that is not a Restricted Subsidiary, except (x) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to our company or any of its Restricted Subsidiaries by such Person during such period and (y) with respect to net losses, to the extent of the amount of Investments made by our company or any Restricted Subsidiary in such Person during such period;

     (2) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause
         (1) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with our company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by our company or any of its Restricted Subsidiaries;

     (3) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

     (4) any gains or losses (on an after-tax basis) attributable to Asset
         Sales;

     (5) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on preferred stock of our company or any Restricted Subsidiary owned by Persons other than our company and any of its Restricted Subsidiaries;

     (6) all extraordinary gains and extraordinary losses; and

     (7) any compensation expense paid or payable solely with Capital Stock (other than Disqualified Stock) of our company or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) of our company.

     "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of our company and our Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom

     (1) all current liabilities of our company and our Restricted Subsidiaries (excluding intercompany items) and

     (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of our company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant.

     "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     "Asset Acquisition" means

     (1) an investment by our company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with our company or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of our company and its Restricted Subsidiaries on the date of such investment or

     (2) an acquisition by our company or any of its Restricted Subsidiaries of the property and assets of any Person other than our company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of our company and its Restricted Subsidiaries on the date of such acquisition.

     "Asset Disposition" means the sale or other disposition by our company or any of its Restricted Subsidiaries (other than to our company or another Restricted Subsidiary) of

     (1) all or substantially all of the Capital Stock of any Restricted Subsidiary or

     (2) all or substantially all of the assets that constitute a division or line of business of our company or any of its Restricted Subsidiaries.

     "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by our company or any of its Restricted Subsidiaries to any Person other than our company or any of its Restricted Subsidiaries of

     (1) all or any of the Capital Stock of any Restricted Subsidiary,

     (2) all or substantially all of the property and assets of an operating unit or business of our company or any of its Restricted Subsidiaries, or

     (3) any other property and assets (other than the Capital Stock of, or other Investment in, an Unrestricted Subsidiary) of our company or any of its Restricted Subsidiaries outside the ordinary course of business of our company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of the assets of our company; provided that "Asset Sale" shall not include (a) sales or other dispositions of equipment that has become obsolete or no longer useful in the business of our company or its Restricted Subsidiaries or inventory, receivables and other current assets, (b) sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant, (c) sales, transfers or other dispositions of assets with a fair market value (as certified in an Officers' Certificate) not in excess of $1 million in any transaction or series of related transactions, (d) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would constitute property or assets of the kind described in clause (B) of the "Limitation on Asset Sales" covenant or (e) issuances and sales of common stock of Restricted Subsidiaries in accordance with clauses
         (1), (3) or (5) of the second paragraph of the "Limitation on the Issuance of and Sale of Capital Stock of Restricted Subsidiaries" covenant.

     "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing

     (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by

     (2) the sum of all such principal payments.

     "Bank" means Banco Rio de la Plata S.A. and any other party that the Board of Directors has determined does not present any material credit risk.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all common stock and preferred stock.

     "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

     "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

     "Change of Control" means such time as

     (1) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing more than 30% of the total voting power of the Voting Stock of our company on a fully diluted basis and such ownership represents a greater percentage of the total voting power of the Voting Stock of our company, on a fully diluted basis, than is held by the Existing Stockholders on such date; or

     (2) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by our company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

     "Closing Date" means the date on which the notes are originally issued under the Indenture.

     "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income,

     (1) Consolidated Interest Expense,

     (2) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets) and the portion of any other tax payable as a result of generating income before taxes,

     (3) depreciation expense,

     (4) amortization expense, and

     (5) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for our company and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by our company or any of its Restricted Subsidiaries.

     "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and interest paid or accrued (by any Person) on Indebtedness that is Guaranteed or secured by our company or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by our company and its Restricted Subsidiaries during such period; excluding, however,

     (1) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof) and

     (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the notes, the offering of our 12 1/8% Senior Guaranteed Notes due 2003, and the offering of our 12 3/8% Senior Notes due 2008, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

     "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the quarterly or annual consolidated balance sheet of our company and its Restricted Subsidiaries most recently filed with the SEC or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant described below, less the amount of stockholders' equity attributable to Unrestricted Subsidiaries and any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of our company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is

     (1) required to be redeemed prior to the Stated Maturity of the notes,

     (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes, or

     (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions in favor of holders that are contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock, or the agreements or instruments governing the redemption rights thereof, specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to our company's repurchase of such notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

     "Existing Stockholders" means

      (1) Mr. Enrique Pescarmona, Mrs. Silvia Monica Pescarmona de Baldini, Mrs. Liliana Pescarmona de Mayol, Mr. Roberto Vivo and Mr. Ricardo Verdaguer,

      (2) a parent, brother or sister of any of the individuals named in clause
          (1),

      (3) the spouse of any individual named in clause (1) or (2),

      (4) the lineal descendants of any person named in clauses (1) through (3),

      (5) the estate or any guardian, custodian or other legal representative of any individual named in clauses (1) through (4),

      (6) any trust established solely for the benefit of any one or more of the individuals named in clauses (1) through (5),

      (7) any Person in which all of the equity interests are owned, directly or indirectly, by any one or more of the Persons named in clauses (1) through (6) or clauses (8), (9) or (12),

      (8) Nevasa Holdings Ltd.,

      (9) Corporacion IMPSA, S.A.,

     (10) Princes Gate Investors II, L.P.,

     (11) Morgan Stanley Global Emerging Markets Private Investment Fund, L.P.,

     (12) British Telecommunications plc, and

     (13) any Affiliate of any of the Persons named in clauses (10), (11) or
(12).

     "Fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of determination, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to

     (1) the amortization of any expenses incurred in connection with the offering of the notes, the offering of our 12 1/8% Senior Guaranteed Notes due 2003 and the offering of our 12 3/8% Senior Notes due 2008,

     (2) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17 and

     (3) any nonrecurring charges associated with the adoption, after the Closing Date, of Financial Accounting Standard Nos. 106 and 109.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person

     (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or

     (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including, with respect to our company and its Restricted Subsidiaries, an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person at any date of determination (without duplication),

     (1) all indebtedness of such Person for borrowed money,

     (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

     (3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following such drawing),

     (4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables,

     (5) all Capitalized Lease Obligations of such Person,

     (6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness,

     (7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person, and

     (8) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be (without duplication) the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation (unless the underlying contingency has not occurred and the occurrence of the underlying contingency is entirely within the control of our company or its Restricted Subsidiaries), provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the original issue price of such Indebtedness, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

     "Indebtedness to EBITDA Ratio" means, on any Transaction Date, the ratio of

     (1) the aggregate amount of Indebtedness of our company and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to

     (2) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters for which financial statements of our company have been filed with the SEC or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant described below (such four fiscal quarter period being the "Four Quarter Period"); provided that, in making the foregoing calculation, (A) pro forma effect shall be given to any Indebtedness to be Incurred or repaid on the Transaction Date; (B) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur from the beginning of the Four Quarter Period through the Transaction Date (the "Reference Period"), as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (C) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into our company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (B) or (C) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed of for which financial information is available.

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

     "Intermediary Documents" means documents relating to the issuance of one or more Certificates of Deposit (the "Certificates of Deposit") by the Issuer to our company, the issuance of one or more promissory notes (having a principal amount equal to the principal amount of the Certificate of Deposit (the "Promissory Notes")) by any Restricted Subsidiary to the Bank and the Guarantees of the Promissory Notes by our company.

     "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers (other than Unrestricted Subsidiaries of our company) and accounts payable to suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable or accounts payable, as the case may be, on the balance sheet of our company or its Restricted Subsidiaries and Trade Payables) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include

     (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and

     (2) the fair market value of the Capital Stock (or any other Investment), held by our company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause
         (3) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities, other than liabilities to our company or any of its Restricted Subsidiaries) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities, other than liabilities to our company or any of its Restricted Subsidiaries) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

     "Issuer" means the Cayman Islands branch of the Bank or any other party that the Board of Directors has determined does not present any material credit risk.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest), but excluding any right of first refusal.

     "Moody's" means Moody's Investor Service, Inc. and its successors.

     "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to our company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of

     (1) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

     (2) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of our company and its Restricted Subsidiaries, taken as a whole,

     (3) payments made to repay Indebtedness outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale, and

     (4) appropriate amounts to be provided by our company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to our company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or Placement Agent fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Offer to Purchase" means an offer to purchase notes by our company from the holders commenced by mailing a notice to the Trustee and each holder stating:

     (1) the covenant pursuant to which the offer is being made and that all such notes validly tendered will be accepted for payment on a pro rata basis;

     (2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date");

     (3) that any such note not tendered will continue to accrue interest pursuant to its terms;

     (4) that, unless our company defaults in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

     (5) that holders electing to have such note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

     (6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount of notes delivered for purchase and a statement that such holder is withdrawing his election to have such notes purchased; and

     (7) that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $1,000 or an integral multiple thereof.

     On the Payment Date, we will

     (1) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase;

     (2) deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and

     (3) deliver, or cause to be delivered, to the Trustee all notes or portions thereof so accepted together with an Officers' Certificate specifying the notes or portions thereof accepted for payment by our company. The Paying Agent shall promptly mail to the holders of notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such holders a new note equal in principal amount to any unpurchased portion of the note surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of an Offer to

         Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that our company is required to repurchase notes pursuant to an Offer to Purchase.

     "Permitted Investment" means

     (1) an Investment in our company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, our company or a Restricted Subsidiary; provided that such Person's primary business is related, ancillary or complementary to the businesses of our company and its Restricted Subsidiaries on the date of such Investment;

     (2) Temporary Cash Investments;

     (3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

     (4) loans or advances to employees made in the ordinary course of business in accordance with past practice of our company or its Restricted Subsidiaries and that do not in the aggregate exceed $1 million at any time outstanding;

     (5) stock, obligations or securities received in satisfaction of judgments, work-outs or similar arrangements;

     (6) Investments, in an aggregate amount at any one time outstanding not to exceed $30 million in Common Stock of the International
         Telecommunications Satellite Organization ("Intelsat");

     (7) participations in Indebtedness of any Restricted Subsidiary permitted to be Incurred by clause (12) of the second paragraph of the "Limitation on Indebtedness" covenant; and

     (8) Investments consisting of one or more Certificates of Deposit, having an aggregate principal amount not to exceed the aggregate principal amount of the Promissory Notes then outstanding; provided that (i) upon making any such Investment after the Closing Date, our company shall deliver an Officers' Certificate to the Trustee, to the effect that applicable law regarding rights of setoff has not changed since the Closing Date, (ii) the Stated Maturity of each such Certificate of Deposit shall be the same as a Promissory Note of equal principal amount and (iii) at the time that any Investment in any Certificate of Deposit is made our company shall deliver an Officer's Certificate to the Trustee to the effect that (A) the Bank and the Issuer are not under intervention, receivership or any similar arrangement or proceeding and (B) our company does not have any reason to believe there is a material possibility that the Bank or the Issuer may be subject to intervention, receivership or any similar arrangement or proceeding.

     "Permitted Liens" means:

      (1) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

      (2) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

      (3) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

      (4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, contracts (other than for Indebtedness), performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money) and any bank's unexercised right of setoff with respect to deposits made in the ordinary course of business of our company or any Restricted Subsidiary;

      (5) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of our company or any of its Restricted Subsidiaries;

      (6) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (A) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, (i) to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (ii) to refinance any Indebtedness previously so secured, (B) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (C) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

      (7) leases or subleases granted to others that do not materially interfere with the ordinary course of business of our company and its Restricted Subsidiaries, taken as a whole;

      (8) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of our company or its Restricted Subsidiaries relating to such property or assets;

      (9) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

     (10) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

     (11) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of our company or any Restricted Subsidiary other than the property or assets acquired;

     (12) Liens in favor of our company or any Restricted Subsidiary;

     (13) Liens arising from the rendering of a final judgment or order against our company or any Restricted Subsidiary that does not give rise to an Event of Default;

     (14) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

     (15) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

     (16) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect our company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

     (17) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by our company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of our company and its Restricted Subsidiaries prior to the Closing Date;

     (18) Liens on or sales of receivables; and

     (19) Liens that secure Indebtedness with an aggregate principal amount not in excess of $5 million at any time outstanding.

     "Restricted Subsidiary" means any Subsidiary of our company other than an Unrestricted Subsidiary.

     "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries,

     (1) for the most recent fiscal year of our company, accounted for more than 10% of the consolidated revenues of our company and its Restricted Subsidiaries or

     (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of our company and its Restricted Subsidiaries, all as set forth on the consolidated financial statements of our company for the fiscal year most recently filed pursuant to the "Commission Reports and Reports to Holders" covenant.

     "S&P" means Standard & Poor's Ratings Services and its successors.

     "Stated Maturity" means

     (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and

     (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     "Strategic Subordinated Indebtedness" means Indebtedness of our company Incurred to finance the acquisition of a Person engaged in a business that is related, ancillary or complementary to the business conducted by our company or any of its Restricted Subsidiaries, which Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred,

     (1) is expressly made subordinate in right of payment to the notes and

     (2) provides that no payment in cash or assets of our company or any Restricted Subsidiaries of principal, premium or interest on, or any other payment with respect to, such Indebtedness may be made prior to the payment in full of all of our company's obligations under the notes; provided that such Indebtedness may provide for and be repaid at any time from the proceeds of a capital contribution or the sale of Capital Stock (other than Disqualified Stock) of our company after the Incurrence of such Indebtedness.

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which Voting Stock representing more than 50% of the total voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

     "Temporary Cash Investment" means any of the following:

     (1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof,

     (2) time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor,

     (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause
         (2) above,

     (4) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of our company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P,

     (5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's,

     (6) certificates of deposit maturing not more than one year after the acquisition thereof by a Restricted Subsidiary and issued by any of the ten largest banks (based on assets as of the last December 31) organized under the laws of the country in which the Restricted Subsidiary that acquires such certificates of deposit is organized, provided that such bank is not under intervention, receivership or any similar arrangement at the time of the acquisition of such certificates of deposit, and

     (7) direct obligations of the government of Japan made to facilitate a reduction in withholding taxes; provided that our company takes adequate steps, in the opinion of our chief financial officer, to hedge any currency risk associated therewith.

     "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services and required to be paid within one year.

     "Transaction Date" means, with respect to the Incurrence of any Indebtedness by our company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Unrestricted Subsidiary" means

     (1) any Subsidiary of our company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

     (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of our company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, our company or any Restricted Subsidiary;provided that (A) any Guarantee by our company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness by our company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below; and (C) if applicable, the Incurrence of Indebtedness would be permitted under the Indenture. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (x) our company could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described below and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

                              PLAN OF DISTRIBUTION

     Except as described below, a broker-dealer may not participate in the exchange offer in connection with a distribution of the new notes. Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes by such broker-dealer. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received for its own account in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 90 days after the expiration date of the exchange offer, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale subject to the conditions described under "The Exchange Offer -- Resale of the New Notes."

     We will not receive any proceeds from any sale of the notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices, or negotiated prices. Any resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and any profit on the resale of new notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act of 1933. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

     We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and expenses of counsel for the holders of the new notes and will indemnify the holders of the new notes, including any broker-dealers, against some liabilities, including some liabilities under the Securities Act of 1933.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following general discussion summarizes certain of the principal material United States federal income tax consequences of the exchange of the old notes for the new notes, and the ownership and disposition of the new notes. This discussion is a summary for general information only and does not consider all aspects of United States federal income taxation that may be relevant to an investor in light of that investor's particular circumstances. This discussion deals only with notes purchased at their original offering price and held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, referred to as the Code, as amended to the date hereof. This summary does not address all of the tax consequences that may be relevant to a holder of notes nor does it address the federal income tax consequences to holders subject to special treatment under the United States federal income tax laws, such as brokers or dealers in securities or currencies, certain securities traders, tax-exempt entities, banks, thrifts, insurance companies, other financial institutions, persons that hold notes as a position in a "straddle" or as part of a "synthetic security," "hedging," "conversion" or other integrated instrument, persons that have a "functional currency" other than the United States dollar, investors in pass-through entities and certain United States expatriates. Further, this summary does not address

     - the income tax consequences to shareholders in or partners or beneficiaries of, a holder of the notes

     - the United States federal alternative minimum tax consequences of the purchase, ownership or disposition of the notes, or

     - any state, local or foreign tax consequences of the purchase, ownership, or disposition of the notes.

     This discussion is based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

     PERSONS CONSIDERING THE EXCHANGE OFFER SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAXES LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

     For purposes of this discussion, the term "United States holder" means a beneficial owner of notes that for United States federal income tax purposes is

     - a citizen or resident of the United States

     - a corporation or partnership created or organized under the laws of the United States or any State thereof or the District of Columbia

     - an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source

     - a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust

Certain United States federal income tax consequences relevant to a beneficial owner of a note other than a United States holder, referred to herein as a non-U.S. holder, are discussed separately below.

UNITED STATES HOLDERS

     The following discussion applies to you if you are a United States holder.

     Exchange Offer

     You will not recognize any taxable gain or loss on an exchange of notes for new notes pursuant to the exchange offer. You will have the same tax basis and holding period in the new notes as you had in the notes.

     Payments of Interest

     Stated interest paid or accrued on the notes generally will be taxable to you as ordinary income at the time such interest is paid or accrued in accordance with your method of accounting for United States federal income tax purposes.

     Foreign Source

     At present, we believe that we are an "80/20 company" for United States federal income tax purposes (as defined below), and therefore that interest income on the notes generally will be treated as foreign source income for United States federal income tax purposes. A U.S. corporation is an 80/20 company if at least 80 percent of its gross income during an applicable testing period is, directly or through its subsidiaries, "active foreign business income." However, the 80% test for active foreign business income is applied on a periodic basis, and our company's operations and business plans may change in future years. Therefore, while at present it appears that interest income on the notes will be treated as foreign source income, we can give no assurance regarding future treatment. In addition, special source rules will apply to interest paid to certain holders related to our company.

     Repurchase Premium

     The notes may be redeemed prior to their stated maturity under certain circumstances at the option of our company or at your option or automatically upon the occurrence of certain events. We believe that none of such redemption rights or obligations are more likely than not to occur. Accordingly, under applicable U.S.

Treasury regulations, our company does not intend to treat such redemption rights or obligations as affecting the yield or tax treatment of the notes.

     Sale or Redemption of the Notes

     When you dispose of a note by sale, exchange or redemption, you generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued and unpaid interest) and (ii) your tax basis in the note. Your tax basis in a note generally will equal the cost of the note reduced by any payments other than payments of stated interest made on such note. When a note is sold, disposed of or redeemed between interest payment dates, the portion of the amount realized on the disposition that is attributable to interest accrued to the date of sale must be reported as interest income by a cash method investor and an accrual method investor that has not included the interest in income as it accrued.

     If you hold the note as a capital asset, such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if you have held such note for longer than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited. Any gain or loss you recognize on the sale, redemption or retirement of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States for United States federal income tax purposes.

NON-U.S. HOLDERS

     The following discussion summarizes certain United States federal income tax consequences relevant to a non-U.S. holder of a note. This discussion does not deal with all aspects of United States federal income taxation that may be relevant to any particular non-U.S. holder in light of that holder's personal circumstances with respect to such holder's purchase, ownership or disposition of the notes, including such holder holding the notes through a partnership. For example, persons who are partners in foreign partnerships and beneficiaries of foreign trusts or estates who are subject to United States federal income tax because of their own status may be subject to United States federal income tax even though the entity is not subject to such tax.

     Stated Interest on the Notes

     If we are an 80/20 company as described above, subject to the discussion of backup withholding below, payments of stated interest on a note by our company or any paying agent to a non-U.S. holder will not be subject to United States federal income tax, including United States withholding tax, unless the holder has an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States. Special rules will apply to payments of interest to non-U.S. holders related to our company.

     If we are not an 80/20 company, then under current United States federal income tax law, and subject to the discussion of backup withholding below, payments of stated interest on a note by our company or any paying agent to a non-U.S. holder will not be subject to withholding of United States federal income tax if (i) such payment is effectively connected with a trade or business within the United States by such non-U.S. holder, or (ii) both (a) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of our company and is not a controlled foreign corporation related to our company through stock ownership and (b) the non-U.S. holder as the beneficial owner of the note, or a financial institution holding the note on behalf of such holder, provides a statement signed under penalties of perjury that includes its name and address and certifies (on an IRS Form W-8BEN or a substantially similar substitute form) that the beneficial owner of the note is a non-U.S. holder in compliance with applicable requirements. Interest on a note that is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder, although exempt from the withholding tax (assuming appropriate certification is provided), generally will be subject to graduated United States federal income tax on a net income basis as if such amounts were earned by a United States holder. Corporate Non-U.S. holders receiving effectively connected interest may also be subject to an additional branch profits tax.

     Sale or Redemption of Notes

     Except as described below and subject to the discussion concerning backup withholding, a non-U.S. holder generally will not be subject to withholding of United States federal income tax with respect to any gain realized upon the sale or redemption of notes. Further, a non-U.S. holder generally will not be subject to United States federal income tax with respect to any such gain unless (i) the gain is effectively connected with a United States trade or business of such Non-U.S. Person, (ii) subject to certain exceptions, the non-U.S. holder is an individual who holds such notes as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, or (iii) the non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates.

     A non-U.S. holder will not recognize any taxable gain or loss on exchange of notes for new notes pursuant to an exchange offer. As such, an exchanging holder will have the same tax basis and holding period in the new notes as the holder had in the notes.

     New Regulations Relating to Withholding and Information Reporting for non-U.S. holders.

     The IRS recently issued final regulations relating to withholding and information reporting (described below) with respect to payments made to non-U.S. holders. The regulations generally apply to payments made after December 31, 2000. When effective, the new regulations will streamline and, in some cases, alter the types of statements and information that must be furnished to claim a reduced rate of withholding. The regulations also clarify the duties of United States payors making payments to foreign persons and modify the rules concerning withholding on payments made to non-U.S. holders through foreign intermediaries. With some exceptions, the new regulations treat a payment to a foreign partnership as a payment directly to the partners. It is possible that our company and other withholding agents may request new withholding exemptions forms from Non-United States holders in order to qualify for continued exemption from withholding under the New Regulations when they become effective. Non-United States holders should consult their own tax advisors to determine the effects of the application of the new regulations to their particular circumstances.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to payments made on, and proceeds from the sale of, notes held by a noncorporate investor within the United States. In addition, payments made on, and payments of proceeds from the sale of such notes to a non-U.S. holder made to or through the United States office of a broker or a broker that is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (in the case of payments made after December 31, 2000) a foreign partnership with certain connections to the United States are subject to information reporting unless the holder thereof certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

     Payments made on, and proceeds from the sale of, notes held by a United States holder may be subject to a "backup" withholding tax of 31% unless the holder complies with certain identification or exemption requirements. Backup withholding at a rate of 31% will apply to payments by our company or its agent on notes held by non-U.S. holders and proceeds from the sale or other disposition of such notes through certain brokers unless the non-U.S. holder certifies to its Non-U.S. status or otherwise establishes entitlement to exemption. A non-U.S. holder may certify to its Non-U.S. status and obtain exemption from backup withholding by providing an IRS Form W-8BEN or a substantially similar substitute form. Backup withholding may apply to any payment if the broker has actual knowledge that a payee claiming non-U.S. status is a United States holder. Any amounts so withheld will be allowed as a credit against the holder's income tax liability, or refunded, provided the required information is provided to the IRS.

     Non-U.S. holders of notes should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

                                 LEGAL MATTERS

     The validity of the new notes offered hereby will be passed upon by Arnold & Porter, Washington, D.C., U.S. counsel to IMPSAT.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Act, and, in accordance therewith, file reports and other information with the SEC. These reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials also can be obtained from the Public Reference Section of the SEC, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market, and such reports, proxy and information statements and other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as the notes remain outstanding, we will furnish to the holders of the notes and file with SEC (unless SEC will not accept such a filing) (1) all quarterly and annual financial information that would be required to be contained in a filing with SEC on Form 10-Q and 10-K (or any successor forms) as if we were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent accountants, and (2) all reports that would be required to be filed with SEC on Form 8-K (or any successor form) if we were required to file such reports in each case within the time periods set forth in SEC's rules and regulations. In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................   F-3
Consolidated Statements of Operations for each of the Three
  Years in the Period Ended December 31, 1999...............   F-4
Consolidated Statements of Comprehensive Loss for each of
  the Three Years in the Period Ended December 31, 1999.....   F-5
Consolidated Statements of Stockholders' Equity (Deficit)
  for each of the Three Years in the Period Ended December
  31, 1999..................................................   F-6
Consolidated Statements of Cash Flows for each of the Three
  Years in the Period Ended December 31, 1999...............   F-7
Notes to Consolidated Financial Statements..................   F-8

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of IMPSAT Fiber Networks, Inc.:

     We have audited the accompanying consolidated balance sheets of IMPSAT Fiber Networks, Inc. and its subsidiaries (the "Company") as of December 31, 1998 and 1999, and the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for license and permit costs in 1998.

Deloitte & Touche LLP
Certified Public Accountants
Miami, Florida
March 17, 2000

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  90,021   $  97,507
  Trade accounts receivable, net............................     46,974      52,176
  Other receivables.........................................     20,110      27,640
  Prepaid expenses..........................................      1,994       1,703
                                                              ---------   ---------
         Total current assets...............................    159,099     179,026
                                                              ---------   ---------
BROADBAND NETWORK, Net......................................                 71,868
                                                                          ---------
PROPERTY, PLANT AND EQUIPMENT, Net..........................    330,726     310,330
                                                              ---------   ---------
NON-CURRENT ASSETS:
  Trade account receivables, net............................      5,143
  Investments...............................................     10,708     235,925
  Deferred financing costs, net.............................     10,329       8,985
  Other non-current assets..................................     11,213      22,198
                                                              ---------   ---------
         Total non-current assets...........................     37,393     267,108
                                                              ---------   ---------
TOTAL.......................................................  $ 527,218   $ 828,332
                                                              =========   =========

                  LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

CURRENT LIABILITIES:
  Accounts payable -- trade.................................  $  32,416   $  53,678
  Broadband network vendor financing........................                 46,219
  Short-term debt...........................................     19,262      15,670
  Current portion of long-term debt.........................     21,138      23,007
  Accrued liabilities.......................................     12,628      11,425
  Deferred income taxes, net................................        120      51,870
  Customer advances on broadband network....................         --      23,200
  Other liabilities.........................................     12,346      18,081
                                                              ---------   ---------
         Total current liabilities..........................     97,910     243,150
                                                              ---------   ---------
LONG-TERM DEBT, Net.........................................    379,292     399,415
                                                              ---------   ---------
OTHER LONG-TERM LIABILITIES.................................      3,446      16,406
                                                              ---------   ---------
COMMITMENTS AND CONTINGENCIES (Note 15)
MINORITY INTEREST...........................................     13,071       4,985
                                                              ---------   ---------
REDEEMABLE PREFERRED STOCK, Convertible, Series A, 10%,
  cumulative dividend; 25,000 shares authorized, issued and
  outstanding; liquidation preference $5,961 per share......    135,018     149,035
                                                              ---------   ---------
STOCKHOLDERS' (DEFICIT) EQUITY:
  Common Stock $0.01 par value; 103,836,800 shares
    authorized, 59,671,661 shares issued and outstanding at
    December 31, 1998, and 71,605,993 shares issued and
    outstanding at December 31, 1999........................        597         716
  Additional paid in capital................................    100,196     221,013
  Accumulated deficit.......................................    (71,391)   (202,934)
  Treasury stock, 14,917,915 shares, at cost................   (125,000)   (125,000)
  Amount paid in excess of carrying value of assets acquired
    from related party......................................     (5,395)     (4,827)
  Accumulated other comprehensive (loss) income.............       (526)    126,373
                                                              ---------   ---------
         Total stockholders' (deficit) equity...............   (101,519)     15,341
                                                              ---------   ---------
TOTAL.......................................................  $ 527,218   $ 828,332
                                                              =========   =========

                See notes to consolidated financial statements.

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT FOR LOSS PER SHARE AMOUNTS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1997       1998       1999
                                                              --------   --------   ---------
NET REVENUES FROM SERVICES:
  Network services..........................................  $134,872   $162,616   $ 172,478
  Internet..................................................     7,699     20,586      26,639
  Other.....................................................    18,494     24,887      29,334
                                                              --------   --------   ---------
          Total net revenues from services..................   161,065    208,089     228,451
                                                              --------   --------   ---------
COSTS AND EXPENSES:
  Direct costs:
     Contracted services....................................    16,774     20,466      26,769
     Other direct costs.....................................    12,541     14,619      28,322
     Leased capacity........................................    19,230     28,660      44,750
     Cost of sold equipment.................................     3,137      3,665       5,187
                                                              --------   --------   ---------
          Total direct costs................................    51,682     67,410     105,028
                                                              --------   --------   ---------
  Salaries and wages........................................    29,109     38,198      46,174
  Selling, general and administrative.......................    28,237     38,665      43,364
  Depreciation and amortization.............................    28,673     36,946     130,071
                                                              --------   --------   ---------
          Total costs and expenses..........................   137,701    181,219     324,637
                                                              --------   --------   ---------
          Operating income (loss)...........................    23,364     26,870     (96,186)
                                                              --------   --------   ---------
OTHER INCOME (EXPENSES):
  Interest expense, net.....................................   (24,272)   (44,698)    (55,561)
  Net (loss) gain on foreign exchange.......................      (276)       675      (8,042)
  Other (expense) income, net...............................      (151)       760      15,305
                                                              --------   --------   ---------
          Total other expense...............................   (24,699)   (43,263)    (48,298)
                                                              --------   --------   ---------
LOSS BEFORE INCOME TAXES, CUMULATIVE EFFECT AND MINORITY
  INTEREST..................................................    (1,335)   (16,393)   (144,484)
(PROVISION FOR) BENEFIT FROM INCOME TAXES...................    (5,263)    (3,805)     20,733
                                                              --------   --------   ---------
LOSS BEFORE CUMULATIVE EFFECT AND MINORITY INTEREST.........    (6,598)   (20,198)   (123,751)
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE, NET
  OF TAX....................................................        --     (1,269)         --
(INCOME) LOSS ATTRIBUTABLE TO MINORITY
  INTEREST..................................................      (993)    (2,502)      6,225
                                                              --------   --------   ---------
NET LOSS BEFORE DIVIDENDS ON REDEEMABLE PREFERRED STOCK.....    (7,591)   (23,969)   (117,526)
DIVIDENDS ON REDEEMABLE PREFERRED STOCK.....................        --    (10,018)    (14,017)
                                                              --------   --------   ---------
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS................  $ (7,591)  $(33,987)  $(131,543)
                                                              ========   ========   =========
NET LOSS PER COMMON SHARE:
  BASIC AND DILUTED.........................................  $  (0.14)  $  (0.71)  $   (2.31)
                                                              ========   ========   =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
  BASIC AND DILUTED.........................................    53,594     47,983      54,447
                                                              ========   ========   =========

                See notes to consolidated financial statements.

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1997       1998       1999
                                                              -------   --------   ---------
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS................  $(7,591)  $(33,987)  $(131,543)
OTHER COMPREHENSIVE LOSS, net of tax:
  Foreign currency translation adjustment...................       --       (526)     (1,724)
  Unrealized gain on available for sale investment..........       --         --     128,623
                                                              -------   --------   ---------
          TOTAL.............................................       --       (526)    126,899
                                                              -------   --------   ---------
COMPREHENSIVE (LOSS) INCOME.................................  $(7,591)  $(34,513)  $  (4,644)
                                                              =======   ========   =========

                 See notes to consolidated financial statements

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                                                            AMOUNT PAID
                                                                                                            IN EXCESS OF
                                                                                                           CARRYING VALUE
                                                 COMMON STOCK       ADDITIONAL                             OF NET ASSETS
                                              -------------------    PAID IN     ACCUMULATED   TREASURY    ACQUIRED FROM
                                                SHARES      STOCK    CAPITAL     DEFICIT(*)      STOCK     RELATED PARTY
                                              -----------   -----   ----------   -----------   ---------   --------------
BALANCE AT DECEMBER 31, 1996................   46,030,457   $461     $ 77,290     $ (29,813)
  IMPSAT Argentina exchange (43.5%).........   13,641,204    136       22,906
  Net loss for the year.....................                                         (7,591)
                                              -----------   ----     --------     ---------
BALANCE AT DECEMBER 31, 1997................   59,671,661    597      100,196       (37,404)
  Acquisition of treasury stock.............  (14,917,915)                                     $(125,000)
  Acquisition of IMPSAT Brazil (Note 2).....                                                                  $(5,679)
  Dividends on redeemable preferred stock...                                        (10,018)
  Amortization of amount paid in excess of
    carrying value of net assets acquired
    from related party......................                                                                      284
  Foreign currency translation adjustment...
  Net loss for the year.....................                                        (23,969)
                                              -----------   ----     --------     ---------    ---------      -------
BALANCE AT DECEMBER 31, 1998................   44,753,746    597      100,196       (71,391)    (125,000)      (5,395)
  Dividends on redeemable preferred Stock...                                        (14,017)
  Common stock issuance.....................   11,934,332    119      120,817
  Amortization of amount paid in excess of
    carrying value of net assets acquired
    from related party......................                                                                      568
  Unrealized gain on available for sale
    investment..............................
  Foreign currency translation adjustment...
  Net loss for the year.....................                                       (117,526)
                                              -----------   ----     --------     ---------    ---------      -------
BALANCE AT DECEMBER 31, 1999................   56,688,078   $716     $221,013     $(202,934)   $(125,000)     $(4,827)
                                              ===========   ====     ========     =========    =========      =======


                                               ACCUMULATED
                                                  OTHER
                                              COMPREHENSIVE
                                              (LOSS) INCOME      TOTAL
                                              --------------   ---------
BALANCE AT DECEMBER 31, 1996................                   $  47,938
  IMPSAT Argentina exchange (43.5%).........                      23,042
  Net loss for the year.....................                      (7,591)
                                                               ---------
BALANCE AT DECEMBER 31, 1997................                      63,389
  Acquisition of treasury stock.............                    (125,000)
  Acquisition of IMPSAT Brazil (Note 2).....                      (5,679)
  Dividends on redeemable preferred stock...                     (10,018)
  Amortization of amount paid in excess of
    carrying value of net assets acquired
    from related party......................                         284
  Foreign currency translation adjustment...     $   (526)          (526)
  Net loss for the year.....................                     (23,969)
                                                 --------      ---------
BALANCE AT DECEMBER 31, 1998................         (526)      (101,519)
  Dividends on redeemable preferred Stock...                     (14,017)
  Common stock issuance.....................                     120,936
  Amortization of amount paid in excess of
    carrying value of net assets acquired
    from related party......................                         568
  Unrealized gain on available for sale
    investment..............................      128,623        128,623
  Foreign currency translation adjustment...       (1,724)        (1,724)
  Net loss for the year.....................                    (117,526)
                                                 --------      ---------
BALANCE AT DECEMBER 31, 1999................     $126,373      $  15,341
                                                 ========      =========

------------

(*) Includes an appropriation of retained earnings amounting to $1,410, $1,622 and $1,890 in 1997, 1998 and 1999, respectively, to comply with legal reserve requirements in Argentina.

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997       1998        1999
                                                              --------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (7,591)  $ (23,969)  $(117,526)
  Adjustments to reconcile net loss to net cash provided by
    operating activities, net of acquisition:
    Cumulative effect of a change in accounting principle...                 1,269
    Amortization and depreciation...........................    28,673      36,946     130,071
    Deferred income tax provision (benefit).................     4,964        (127)    (23,790)
    Change in minority interest.............................       993       2,502      (8,086)
    Changes in assets and liabilities:
      Increase in trade accounts receivable, net............   (13,627)    (10,128)     (5,202)
      Decrease in prepaid expenses..........................     1,671          75         291
      Increase in other receivables and other non-current
        assets..............................................    (4,678)     (1,443)    (17,679)
      Increase in accounts payable -- trade.................     4,627       4,204      20,212
      Increase in customer advances on broadband network....                            23,200
      Increase in accrued and other liabilities.............     1,526       6,979       4,532
      Increase (decrease) in other long-term liabilities....       581         432      (2,174)
                                                              --------   ---------   ---------
        Net cash provided by operating activities...........    17,139      16,740       3,849
                                                              --------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of broadband network............................                           (11,833)
  Purchases of property, plant and equipment................   (55,028)   (107,461)    (97,388)
  Cash paid in Mandic S.A. acquisition, net.................                (8,485)     (3,700)
  Cash paid in IMPSAT Brazil merger.........................                (5,679)
  Purchases of available for sale investment................                           (21,527)
  (Increase) decrease in investment.........................    (3,052)     (6,530)        473
                                                              --------   ---------   ---------
        Net cash used in investing activities...............   (58,080)   (128,155)   (133,975)
                                                              --------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (payments on) borrowings from short-term debt.........    18,337     (31,358)     (3,592)
  Capital contribution from minority interest...............     1,537
  Proceeds from long-term debt, net of deferred financing
    costs...................................................    10,483     228,097      46,101
  Repayments of long-term debt..............................    (7,872)     (5,216)    (24,109)
  Proceeds from issuance of common stock, net...............                           120,936
  Acquisition of treasury stock.............................              (125,000)
  Proceeds from issuance of redeemable preferred stock......               125,000
                                                              --------   ---------   ---------
        Net cash provided by financing activities...........    22,485     191,523     139,336
                                                              --------   ---------   ---------
EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH
  EQUIVALENTS...............................................                  (526)     (1,724)
                                                              --------   ---------   ---------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........   (18,456)     79,582       7,486
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............    28,895      10,439      90,021
                                                              --------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $ 10,439   $  90,021   $  97,507
                                                              ========   =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.............................................  $ 23,442   $  45,967   $  63,127
                                                              ========   =========   =========
  Foreign income taxes paid.................................  $  1,375   $   1,901   $   1,751
                                                              ========   =========   =========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Increase in equipment in transit..........................  $ (1,412)  $  (2,473)  $  (1,050)
                                                              ========   =========   =========
  Common stock issued in exchange for an additional 44% of
    IMPSAT Argentina........................................  $ 23,043
                                                              ========
  Accrued dividends on redeemable preferred stock...........             $  10,018   $  14,017
                                                                         =========   =========
  Fair value of net assets acquired in Mandic S.A.
    acquisition.............................................             $   1,794
                                                                         =========
  Rights of way agreements..................................                         $  15,134
                                                                                     =========
  Unrealized gain on available for sale investment, net of
    tax.....................................................                         $ 128,623
                                                                                     =========
  Broadband network vendor financing........................                         $  46,219
                                                                                     =========

                See notes to consolidated financial statements.

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (IN THOUSANDS OF U.S. DOLLARS)

1. GENERAL

     IMPSAT Fiber Networks, Inc., a Delaware holding company (the "Company"), is a leading provider of private telecommunications network services in Latin America. The Company offers tailor-made, integrated telecommunications solutions, with an emphasis on data transmission, for national and multinational companies, financial institutions, governmental agencies and other business customers. In addition, the Company is building an extensive pan-Latin American high capacity fiber optic network (the "Broadband Network"). The Company expects that the first phase of the Broadband Network (see Note 6), which will connect points across Argentina and Brazil, will be completed by December 2000.

     The Company currently provides telecommunications and data services through its advanced fiber optic, satellite and microwave telecommunications networks. These networks consist of owned teleports, earth stations, fiber optic and microwave links, and leased satellite and fiber optic links. The Company operates 12 metropolitan area networks in some of the largest cities in Latin America, including: Buenos Aires, Sao Paulo, Bogota and Caracas.

     The Company was formed in August 1994 for the purpose of combining operating entities in Argentina, Colombia, and Venezuela, which were previously controlled by common ownership. The original operating entity was established in Argentina in 1990 under the name of IMPSAT S.A. ("IMPSAT Argentina"). Thereafter, operating entities were established in Colombia in 1992 ("IMPSAT Colombia") and in Venezuela in 1993 ("IMPSAT Venezuela"). Other operating subsidiaries have been created or acquired in Brazil, Chile, Ecuador, Mexico, Peru, and the United States.

     The Company's operating subsidiaries and percentages owned by the Company after the minority interest transactions described in Note 12 are as follows:

Argentina          Impsat S.A.                                         100.0%
Argentina          Red Alternativa S.A.                                 67.0
Brazil             Impsat Comunicacoes Ltda.                            99.9
Chile              Impsat S.A.                                         100.0
Colombia           Impsat S.A.                                         100.0
Ecuador            Impsatel del Ecuador S.A.                           100.0
Mexico             Impsat S.A. de C.V.                                  99.9
Peru               Impsat S.A.                                         100.0
USA                Impsat USA, Inc.                                    100.0
Venezuela          Telecomunicaciones Impsat S.A.                      100.0

     In addition, the Company owns International Satellite Capacity Holdings, NG (Liechtenstein) and Filcrown International Corporation (BVI), which serve intermediary functions to the Company and its operating subsidiaries.

2. MERGERS AND ACQUISITIONS

     Impsat Brazil -- On June 1, 1998, the Company acquired from Nevasa Holdings Limited ("Nevasa"), the Company's parent, 99.9% of the capital stock of IMPSAT Comunicacoes Ltda. ("IMPSAT Brazil"), a Brazilian company, for approximately $5.7 million. The purchase price for IMPSAT Brazil represented the total amount of pre-operating and development costs and expenses incurred for IMPSAT Brazil by Nevasa. IMPSAT Brazil was established by Nevasa and operates under a value added telecommunications license permitting IMPSAT Brazil to lease satellite capacity directly from EMBRATEL, Brazil's long-distance carrier, and sell corporate private telecommunications network services (data, voice and video) using terrestrial and satellite links to third parties. The acquisition, as is the case for transactions among companies

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES under common control, has been accounted for in a manner similar to the pooling of interests method of accounting, whereby all assets and liabilities have been recorded at their historical carrying amounts and the acquisition was recorded as if the transaction occurred on January 1, 1998. IMPSAT Brazil did not have material operations in 1997 as it was in the pre-operating phase. Amounts paid in excess of carrying value of the underlying net assets acquired were recorded as a reduction of stockholders' deficit and are being amortized on a straight-line basis over a period of 10 years.

     Mandic S.A. -- On April 20, 1998, the Company signed a definitive agreement to purchase a 75.1% interest in Mandic BBS Planejamento e Informatica S.A. ("Mandic S.A."), a Brazilian Internet access provider, for approximately $9.8 million. The initial stage of the acquisition of Mandic S.A., pursuant to which the Company acquired a 58.5% interest, was consummated on May 29, 1998, and the remaining 16.6% interest was acquired during November 1998. The acquisition was accounted for as a purchase. On July 28, 1999, the Company acquired the remaining 24.9% interest in Mandic S.A. for $3.7 million. The Company merged Mandic S.A. into Impsat Brazil on October 5, 1999 and Mandic S.A. ceased operations.

     Framework Agreement with El Sitio -- On August 4, 1999, the Company entered into a Framework Agreement with El Sitio, Inc. ("El Sitio") for the sale of the Company's retail Internet businesses in Argentina, Brazil and Colombia for approximately $21.5 million and the purchase of shares of El Sitio's 8% convertible redeemable preferred stock for $21.5 million. In connection with these transactions, El Sitio will enter into telecommunications services agreements with IMPSAT Argentina, IMPSAT Brazil and IMPSAT Colombia under which these entities will provide El Sitio with telecommunication networks to access the Internet backbone. El Sitio, a British Virgin Islands corporation, is an Internet content and Internet service provider headquartered in Argentina that has other offices in Brazil, Mexico, Uruguay and the United States.

     On October 6, 1999, IMPSAT Brazil sold its retail Internet business for $12.3 million to O Site Entretenimentos Ltda., a subsidiary of El Sitio. In addition, on the same date, the Company acquired 1,756,677 shares of El Sitio's 8% convertible redeemable preferred stock for $12.3 million. IMPSAT Brazil recorded a net gain on the sale of its retail Internet business of approximately $8.9 million, which is included in other (expense) income, net, in the accompanying 1999 statement of operations.

     On November 5, 1999, IMPSAT Argentina consummated the sale of its retail Internet business to El Sitio for $6.2 million, of which $5.3 million was received on that date with the remainder due in 24 equal monthly installments. Simultaneously, the Company purchased 885,480 shares of El Sitio's 8% convertible redeemable preferred stock for $6.2 million. On November 12, 1999, the Company acquired an additional 428,458 shares of El Sitio's 8% convertible redeemable preferred stock for $3.0 million. IMPSAT Argentina recorded a net gain on the sale of its retail Internet business of approximately $5.0 million, which is included in other (expense) income, net in the accompanying 1999 statement of operations. The Company and El Sitio expect to consummate the sale of the Company's retail Internet business in Colombia to El Sitio during April 2000.

     Upon the consummation of El Sitio's initial public offering in December 1999, the shares of El Sitio's preferred stock were automatically converted into 15.4% of El Sitio's outstanding common stock.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The financial statements are presented on a consolidated basis and include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents -- Cash and cash equivalents are highly liquid investments, including short-term investments and time deposits with maturities of three months or less at the time of purchase. Cash equivalents and short-term investments are stated at cost, which approximates fair value.

     Revenue Recognition -- The Company provides services to its customers pursuant to contracts, which range from six months to five years but generally are for three years. The customer generally pays a monthly fee based on the quantity and type of equipment installed. The fees stipulated in the contracts are generally denominated in U.S. dollars equivalents. Services are billed on a monthly, predetermined basis, which coincides with when the services are rendered. No single customer accounted for greater than 10% of total net revenue from services for the years ended December 31, 1997, 1998 and 1999.

     In connection with the Company's build out of the Broadband Network, the Company has granted Global Crossing Development Co., a subsidiary of Global Crossings Ltd. ("Global Crossing"), for a fixed advanced payment, an indefeasible right of use ("IRU") to a portion of its broadband network capacity (see Note 6) when the Broadband Network is completed. The Company will recognize the revenue from the IRU ratably over the life of the IRU.

     Broadband Network -- The Broadband Network is under construction. Costs in connection with the construction, installation and expansion of the Broadband Network are capitalized. Depreciation will be computed using the straight-line method over the life of the rights of way for the related network. Rights of way agreements represent the fees paid and the net present value of fees to be paid per signed agreements entered into for obtaining rights of way and other permits for the Broadband Network. These capitalized agreements are being amortized over the term of the rights of way, which range from 5 to 20 years.

     Property, Plant and Equipment Costs -- Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and improvements..............................  10-25 years
Operating communications equipment......................   5-10 years
Furniture, fixtures and other equipment.................   2-10 years

     The operating communications equipment owned by the Company is subject to rapid technological obsolescence. In view of these developments, the Company decided to change the depreciable life of certain customer premises telecommunications equipment from 10 years to 5 years effective September 30, 1999. The effect of this change in estimate totaled approximately $52.1 million and was included in depreciation expense for 1999.

     Investments -- Investments covered under the scope of Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, are classified as "available for sale" and are carried at fair value with any unrealized gain or loss, net of tax, being included in accumulated other comprehensive income (loss) within stockholders' equity. All other investments are carried at cost.

     The Company's investments consist of the following at December 31, 1998 and 1999:

                                                    1998       1999
                                                   -------   --------
Investment, at cost..............................  $10,708   $ 10,235
Investment, at fair value ($21,527 at cost)......             225,690
                                                   -------   --------
          Total..................................  $10,708   $235,925
                                                   =======   ========

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

     The Company's cost basis investment represents a less than 1% ownership in unaffiliated entities established for the purchase and leasing of satellite capacity time and the fair value basis investment represents the 15.4% stake in El Sitio's outstanding common stock, see Note 2. The Company's investment in El Sitio's common stock is subject to equity price risk. The Company has not taken any actions to hedge this market risk exposure.

     Deferred Financing Costs -- Debt issuance costs and transaction fees, which are associated with the issuance of the Company's 12 1/8% Senior Guaranteed Notes due 2003 (the "Senior Guaranteed Notes") and the 12 3/8% Senior Notes due 2008 (the "Senior Notes") are being amortized (and charged to interest expense) over the term of the related notes on a method which approximates the level yield method.

     Intangible Assets -- Goodwill, representing the excess of the purchase price over the estimated fair value of the net assets acquired of Mandic S.A. (see Note 2) of approximately $11.7 million and other acquisitions of $0.9 million are being amortized on a straight-line basis of over a period of 15 years. In connection with the early adoption of the American Institute of Certified Public Accountants' Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, as of January 1, 1998, the Company expensed the unamortized license and permit costs as a cumulative effect of a change in accounting principles. The Company reviews the carrying value of goodwill on an ongoing basis. If such review indicates that these values may not be recoverable, the Company's carrying value will be reduced to its estimated fair value.

     In connection with the merger of Mandic S.A. with IMPSAT Brazil and the subsequent sale of its retail Internet business as described in Note 2, the Company expensed the unamortized balance of the Mandic S.A.'s goodwill of approximately $7.4 million. Goodwill, net is included in other non-current assets in the accompanying consolidated balance sheets.

     Long-Lived Assets -- Long-lived assets are reviewed on an ongoing basis for impairment based on comparison of carrying value against undiscounted future cash flows. If an impairment is identified, the assets carrying amount is adjusted to fair value. No such adjustments were recorded for the years ended December 31, 1997, 1998, and 1999.

     Income Taxes -- Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the liability method of computing deferred income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

     Foreign Currency Translation -- The Company's subsidiaries generally use the U.S. dollar as the functional currency. Accordingly, the financial statements of the subsidiaries were remeasured. The effects of foreign currency transactions and of remeasuring the financial position and results of operations into the functional currency are included as net gain or loss on foreign exchange, except for IMPSAT Brazil which uses the local currency as the functional currency and its effects are included in the stockholders' equity.

     Fair Value of Financial Instruments -- The Company's financial instruments include receivables, investment, payables, short- and long-term debt. The Company's Senior Guaranteed Notes, Senior Notes and available for sale investment, were valued at market closing prices at December 31, 1998 and 1999. The fair value of all other financial instruments have been determined using available market information and interest rates as of December 31, 1998 and 1999.

     At December 31, 1998 and 1999, the fair value of the Senior Guaranteed Notes and Senior Notes was approximately $299 million and $324 million, respectively, compared to the carrying value of $350 million. At December 31, 1999, the fair value and carrying value of the Company's investment in El Sitio's common stock was approximately $225.7 million. The fair value of all other financial instruments were not materially different from their carrying value.

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

     Stock-Based Compensation -- SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee and non-employee members of the Board of Directors (the "Board") compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation to employees and non-employee members of the Board using the intrinsic value method as prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options issued to employees and non-employee members of the Board are measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee or non-employee member of the Board must pay for the stock.

     Stock Split -- On January 11, 2000, the Company's Board approved a .592 to 1 reverse common stock split (see Note 12). Retroactive restatement has been made to all share amounts to reflect the stock split.

     Net Loss Per Common Share -- Basic earnings per share is computed based on the average number of common shares outstanding and diluted earnings per share is computed based on the average number of common and potential common shares outstanding under the treasury stock method.

     Reclassifications -- Certain amounts in the 1997 and 1998 consolidated financial statements have been reclassified to conform with the 1999 presentation.

     New Accounting Pronouncement-- In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, an amendment to SFAS No. 133. SFAS No. 137 deferred the effective date of adoption of SFAS No. 133 to fiscal years beginning after June 15, 2000. Management has not determined what effects, if any, the adoption of SFAS No. 133 will have on the Company's consolidated financial statements.

4. TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable, by operating subsidiaries, at December 31 are summarized as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
IMPSAT Argentina............................................  $ 36,378   $ 49,989
IMPSAT Colombia.............................................     8,480      6,655
IMPSAT Venezuela............................................     4,293      7,074
IMPSAT Ecuador..............................................     1,559      1,943
IMPSAT USA..................................................     2,836      2,807
IMPSAT Brasil...............................................     2,963      1,791
Others......................................................       574      1,737
                                                              --------   --------
          Total.............................................    57,083     71,996
Less: allowance for doubtful accounts.......................   (10,109)   (19,820)
                                                              --------   --------
Trade accounts receivable, net..............................  $ 46,974   $ 52,176
                                                              ========   ========

     The Company's subsidiaries provide trade credit to their customers in the normal course of business. The collection of a substantial portion of the trade receivables are susceptible to changes in the Latin American economies and political climates. Prior to extending credit, the customers' financial history is analyzed.

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

     The activity for the allowance for doubtful accounts for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                             1997     1998      1999
                                                            ------   -------   -------
Beginning balance.........................................  $2,803   $ 5,933   $10,109
Provision for doubtful accounts...........................   3,269     5,312    11,232
Write-offs, net of recoveries.............................    (139)   (1,136)   (1,521)
                                                            ------   -------   -------
Ending balance............................................  $5,933   $10,109   $19,820
                                                            ======   =======   =======

5. OTHER RECEIVABLES

     Other receivables consist primarily of refunds or credits pending from local governments for taxes other than income, advances to suppliers, and other miscellaneous amounts due to the Company and its operating subsidiaries as follows at December 31:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
IMPSAT Argentina............................................  $ 6,439   $13,606
IMPSAT Colombia.............................................    5,064     5,269
IMPSAT Venezuela............................................    2,527     1,757
IMPSAT Ecuador..............................................      835       314
IMPSAT Mexico...............................................    1,078     2,662
IMPSAT Brazil and Mandic S.A. ..............................    1,124     1,122
Others......................................................    3,043     2,910
                                                              -------   -------
          Total.............................................  $20,110   $27,640
                                                              =======   =======

6. BROADBAND NETWORK AND AGREEMENTS

     Broadband network and related equipment consists of the following at December 31, 1999:

                                                              DECEMBER 31, 1999
                                                              -----------------
Equipment and materials.....................................       $ 4,018
Right of ways...............................................        15,134
                                                                   -------
          Total.............................................        19,152
Less: accumulated depreciation..............................        (1,318)
                                                                   -------
          Total.............................................        17,834
Under construction -- Broadband Network.....................        51,966
Under construction -- Global Crossing ducts.................         2,068
                                                                   -------
          Total.............................................       $71,868
                                                                   =======

     Nortel Networks Agreements -- On September 6, 1999, the Company executed two turnkey agreements with Nortel Networks Inc. ("Nortel") relating to Nortel's design and construction of segments of the Broadband Network in Argentina and Brazil for approximately $265 million. Pursuant to these agreements, Nortel will construct:

     - long-haul, high capacity fiber optic backbones linking major cities in Argentina and Brazil;

     - fiber optic and wireless radio local rings and access points within major cities in Argentina and Brazil; and

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

     - connections in Argentina and Brazil that will integrate the Company's networks with other providers' facilities, including submarine cable systems, and provide the Company with access to global telecommunications links.

     In addition, Nortel will provide, as part of the turnkey agreements:

     - required equipment and components;

     - civil infrastructure design and engineering;

     - civil works supervision;

     - network infrastructure and configuration planning and engineering;

     - formulation of network quality and performance specifications;

     - compilation of network testing procedures and protocols; and

     - preparation of network maintenance and operations plans and procedures.

     On October 25, 1999, each of IMPSAT Argentina and IMPSAT Brazil signed definitive agreements with affiliates of Nortel to borrow an aggregate of up to approximately $149.1 million and $148.3 million, respectively, of long term vendor financing. The financing, which will be disbursed over a two year period with final maturity in 2006, will be used to finance Nortel's construction of the segments of the Broadband Network in each of Argentina and Brazil. The Company has agreed to guarantee the obligations of each of IMPSAT Argentina and IMPSAT Brazil under the Nortel financing agreements.

     Framework Agreement with Global Crossing -- On July 27, 1999, the Company entered into an agreement with Global Crossing Development Co., a subsidiary of Global Crossings Ltd. ("Global Crossing") that contemplates the Company entering into a series of definitive agreements. As part of these arrangements, the Company will purchase from Global Crossing indefeasible rights of use of capacity valued at not less than $46 million on any of Global Crossing's fiber optic cable networks worldwide. These rights should enable the Company to interconnect the Company's networks in Argentina and Brazil and give the Company global international access.

     On September 22, 1999, the Company entered into a definitive agreement with Global Crossing to construct the terrestrial portion of the Global Crossing's South American network between Las Toninas, Argentina on the Atlantic Ocean and Valparaiso, Chile on the Pacific Ocean (the "Trans-Andean Crossing System"). The Company commenced construction of the Trans-Andean Crossing System in September 1999. Global Crossing will pay the Company $64 million for the Company's turnkey construction of the Trans-Andean Crossing System, as follows:

     - construction of three ducts (the "Global Crossing Ducts") and related facilities over 230 route miles between Las Toninas and Buenos Aires, Argentina and over 290 route miles between Mendoza, Argentina and Valparaiso, Chile for approximately $39 million.

     - licensing to Global Crossing of one duct on our Broadband Network between the cities of Buenos Aires and Mendoza in Argentina for approximately $25 million.

     During 1999, Global Crossing paid the Company $23.2 million in respect of the ongoing construction of the Global Crossing Ducts. The Company will accumulate all construction costs for the Global Crossing Ducts in projects under construction and will defer all payment received from Global Crossing until completion and deliver of the respective ducts.

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

     In addition to the Trans-Andean Crossing System, the Company will:

     - construct fiber optic terrestrial backhauls that will connect Global Crossing's submarine cable landing points in Brazil, Colombia, Peru and Venezuela to major cities in these countries

     - sell co-location space in our telehouses in Rio de Janeiro and Sao Paulo, Brazil; Bogota, Colombia; Lima, Peru; and Caracas, Venezuela

     The Company's telehouses will contain switching, routing and other network co-location equipment owned by the Company or lessees of space in the telehouses. The Company will lease space in the telehouses in Buenos Aires, Argentina and Santiago, Chile to Global Crossing for its network operations. The Company will also expect to enter into agreements with Global Crossing to provide maintenance of the Global Crossing's Trans-Andean Crossing System.

7. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, consisted of:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
Land........................................................  $   1,750   $   3,985
Building and improvements...................................     29,760      31,102
Operating communications equipment..........................    398,577     486,528
Furniture, fixtures and other equipment.....................     20,271      21,337
                                                              ---------   ---------
          Total.............................................    450,358     542,952
Less: accumulated depreciation..............................   (126,728)   (242,706)
                                                              ---------   ---------
          Total.............................................    323,630     300,246
Equipment in transit........................................      4,289       5,339
Works in process............................................      2,807       4,745
                                                              ---------   ---------
Property, plant and equipment, net..........................  $ 330,726   $ 310,330
                                                              =========   =========

     The recap of accumulated depreciation for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                                 DECEMBER 31,
                                                         -----------------------------
                                                          1997       1998       1999
                                                         -------   --------   --------
Beginning balance......................................  $64,250   $ 92,255   $126,728
Depreciation expense...................................   29,665     36,027    118,834
Disposals and retirements..............................   (1,660)    (1,554)    (2,856)
                                                         -------   --------   --------
Ending balance.........................................  $92,255   $126,728   $242,706
                                                         =======   ========   ========

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

8. SHORT-TERM DEBT

     The Company's short-term debt at December 31, is detailed as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
Short-term credit facilities, denominated in U.S. dollars;
  interest rates ranging from 5.72% to 15.00%;
  IMPSAT Argentina..........................................  $11,000   $10,707
  IMPSAT Colombia...........................................    5,859     4,756
  Others....................................................      203
Short-term credit facilities, denominated in local
  currencies; local interest rates ranging from 12.0% to
  25.0%;
  IMPSAT Argentina..........................................    2,000
  IMPSAT Ecuador............................................      200       207
                                                              -------   -------
          Total short-term debt.............................  $19,262   $15,670
                                                              =======   =======

     The Company has historically refinanced its short term credit facilities on an annual basis.

9. LONG-TERM DEBT

     The Company's long-term debt at December 31, is detailed as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
12.125% Senior Guaranteed Notes due 2003....................  $125,000   $125,000
12.375% Senior Notes due 2008...............................   225,000    225,000
Term notes payable:
  IMPSAT Colombia; with maturities through 2002
     collateralized by equipment with a carrying value of
     approximately $14,400 and the assignment of customer
     contracts totaling approximately $4,800 Denominated in:
     U.S. dollars (interest rates 8.50% -- 13.13%)..........    32,204     23,175
     Local currency (interest rates 20% -- 41%).............     6,156     15,509
  IMPSAT Argentina (6.56% -- 6.75%), maturing Semiannually
     through 2003, collateralized by investment.............     4,802     24,826
  IMPSAT USA (8.25% -- 8.75%), mortgage and other
     Collateralized debts...................................     2,066      1,731
  IMPSAT Venezuela (9.00% -- 10.75%), maturing during
     2001...................................................     3,508      2,383
  IMPSAT Brazil (13%), maturing during 2004.................                4,718
Eximbank notes payable (7.00%), maturing semiannually
  through 1999..............................................     1,694
Other.......................................................                   80
                                                              --------   --------
          Total long-term debt..............................   400,430    422,422
Less: current portion.......................................   (21,138)   (23,007)
                                                              --------   --------
Long-term debt, net.........................................  $379,292   $399,415
                                                              ========   ========

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

     The scheduled maturities of long-term debt at December 31, 1999 are as follows:

                       FISCAL YEAR
                       -----------
2000......................................................  $ 23,007
2001......................................................    13,296
2002......................................................    12,666
2003......................................................   134,372
2004 and thereafter.......................................   239,081
                                                            --------
          Total...........................................  $422,422
                                                            ========

     The Senior Guaranteed Notes, Senior Notes and some of the term notes payable for IMPSAT Argentina, IMPSAT Brazil, IMPSAT Colombia and IMPSAT Venezuela contain certain covenants requiring certain financial ratios, limiting the incurrence of additional indebtedness and capital expenditures, and restricting the ability to pay dividends.

     On February 16, 2000, the Company issued $300 million in 13.75% Senior Notes due 2005. The Senior Notes due 2005 contain similar covenants as the Senior Guaranteed Notes due 2003 and the Senior Notes due 2008.

10. INCOME TAXES

     The composition of the (provision for) benefit from income taxes, all of which are for foreign taxes, for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                            1997      1998      1999
                                                           -------   -------   -------
Current..................................................  $  (299)  $(3,932)  $(3,765)
Deferred.................................................   (4,964)      127    24,498
                                                           -------   -------   -------
          Total..........................................  $(5,263)  $(3,805)  $20,733
                                                           =======   =======   =======

     The foreign statutory tax rates range from 20% to 35% depending on the particular country. There is no provision or benefit for U.S. income taxes, as the Company has net operating loss carryforwards in the amount of approximately $35.0 million, which begin to expire in the year 2010. Deferred taxes result from temporary

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES differences in the capitalization policies of preoperating costs, depreciation methods and net operating loss carryforwards. The composition of net deferred tax (liability) asset at December 31 is as follows:

                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
  Preoperating costs:.......................................  $  2,852   $  1,429
  Net operating loss carryforwards:
     Domestic...............................................     9,249     18,127
     Foreign................................................     9,549     13,889
  Allowance for doubtful accounts...........................                4,263
  Property, plant and equipment.............................               11,919
  Other.....................................................        86        289
                                                              --------   --------
Gross deferred tax assets...................................    21,736     49,916
                                                              --------   --------
Deferred tax liabilities:
  Property, plant and equipment.............................    (4,301)
  Other.....................................................      (197)      (580)
                                                              --------   --------
Gross deferred tax liabilities..............................    (4,498)      (580)
                                                              --------   --------
Less: valuation allowance...................................   (17,358)   (25,666)
                                                              --------   --------
Net deferred tax (liability) asset..........................      (120)    23,670
Available for sale investment...............................              (75,540)
                                                              --------   --------
Net deferred tax liability..................................  $   (120)  $(51,870)
                                                              ========   ========

     As there is no assurance that the Company will generate sufficient earnings to utilize its available tax assets, a valuation allowance has been established to offset deferred tax assets.

11. REDEEMABLE PREFERRED STOCK

     On March 19, 1998, the Company redeemed 25% of its outstanding common stock previously held by STET International Netherlands NV (the "STET Shares") with the proceeds of a substantially concurrent issuance and sale of $125 million of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock was offered and sold to Princes Gate Investors II, L.P. ("Princes Gate") and Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. ("MSGEM"), two private equity funds that are affiliates of Morgan Stanley Dean Witter , and to certain other investors affiliated with Princes Gate and MSGEM (such investors along with Princes Gate and MSGEM, the "Purchasers").

     The following are some of the principal features of the Series A Preferred
Stock: (a) cumulative dividends at the rate of 10% per annum, compounded quarterly and, with certain exceptions, payable in kind; (b) mandatorily redeemable in cash by the Company at maturity (ten years after issuance) plus accrued and unpaid dividends; (c) callable under certain circumstances by the Company, in whole, at 100% of the principal amount, plus accrued and unpaid dividends; (d) convertible into common stock of the Company at any time at the option of the Purchasers (including upon a call by the Company), at a specified conversion rate subject to certain antidilution rights; (e) the right by Purchasers holding a certain minimum number of outstanding Series A Preferred Stock to appoint two directors to the Company's Board of Directors as well as to immediately appoint half of the members of the Company's Board of Directors upon the occurrence of certain specified events; and (f) the right by Directors appointed by the Purchasers holding a certain minimum number of outstanding Series A Preferred Stock, to a veto over certain major corporate actions.

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

     As part of the Company's initial public offering (see Note 12), the Company redeemed approximately $32.5 million of the redeemable preferred stock and the Purchasers converted their remaining preferred shares into 14,917,915 shares of common stock.

12. STOCKHOLDERS' EQUITY

     Share Purchase Agreement -- On March 11, 1999, a Share Purchase Agreement was entered into among the Company, Nevasa and Nunsgate Limited, a wholly owned subsidiary of British Telecommunications plc ("BT"), in which the Company agreed to issue, sell and deliver 11,934,332 newly issued shares of common stock to BT and Nevasa agreed to sell 2,386,867 currently owned shares of common stock to BT for $125.0 million and $25.0 million, respectively. These transactions were consummated on April 19, 1999.

     Stock Option Plans -- In December 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan"), pursuant to which 4,776,016 shares of Company's Common Stock were reserved for issuance upon exercise of options. The 1998 Plan is designed as a means to retain and motivate key employees and directors. The Company's compensation committee, or in the absence thereof, the Board, administers and interprets the 1998 Plan and is authorized to grant options thereunder to all eligible employees of the Company, including executive officers and directors (whether or not they are employees) of the Company or affiliated companies. Options granted under the 1998 Plan are on such terms and at such prices as determined by the stock option committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. The 1998 Plan will terminate on December 1, 2008, unless sooner terminated by the Company's Board.

     The Company granted options for 441,650 shares at an exercise price of $8.38 during the year ended December 31, 1998 and options for 393,340 at an exercise price of $10.47 during the year ended December 31, 1999. These options vest on each of the first, second and third anniversaries of the date of grant, as to 10%, 30%, and 30%, respectively, of the granted shares. On the fourth anniversary of the date of grant, the option vests as to the remainder of the granted shares.

     The Company applies APB No. 25 and related interpretations in accounting for its stock options plan to employees and non-employee members of the Board as described in Note 3. Accordingly, no compensation expense has been recognized in the years ended December 31, 1998 and 1999 related to this plan.

     For purposes of the following pro forma disclosures, the fair value of the options granted in 1998 and 1999 was estimated using the minimum value method prescribed by SFAS No. 123 for nonpublic entities with the following assumptions: no dividend yields; no volatility; risk-free interest rate of 7.0%; and an expected term of four years. Had compensation cost been determined based on the fair value at the date of grant consistent with the requirement of SFAS 123, the Company's net loss and comprehensive loss would have increased by approximately $0.2 million and $0.3 million for the years ended December 31, 1998 and 1999, respectively.

     On January 5, 2000, the Company's board of directors adopted the 1999 Stock Option Plan (the "1999 Plan"), which provides for the grants to its key officers and employees of stock options that are non- qualified for U.S. federal income tax purposes. The terms of the 1999 Plan are otherwise identical to those of the 1998 Plan except that:

     - The total number of shares of our common stock for which options may be and were granted pursuant to the 1999 Plan is 355,214;

     - The exercise price is $1.69 per share of common stock; and

     - Ten percent, twenty percent, thirty percent and forty percent of the options granted vest on each of the fourth, fifth, sixth and seventh anniversaries, respectively, of the date of grant or upon a change of control of the Company.

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

     The expiration date of the 1999 Plan is January 5, 2010

     In connection with the stock options granted under the 1999 Plan, the Company will record approximately $5.4 million in stockholders' equity as deferred compensation during January 2000. The deferred compensation will be amortized to expense over the vesting period, which commences four years after the date of grant.

     Initial Public Offering -- The Company's completed an initial public offering ("IPO") of 11,500,000 shares of common stock on February 4, 2000. On the same date, BT purchased 2,050,000 shares of the Company's common stock simultaneously with this offering to maintain its approximate current ownership share in the Company. In anticipation of the IPO, on January 11, 2000, the Board amended and restated the articles of incorporation of the Company to change the name of the Company to IMPSAT Fiber Networks, Inc. and authorized 300,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of "blank check" preferred stock, $0.01 par value. In addition, the Board approved a .592 for 1 reverse common stock split (see Note 3), adopted a stockholders rights plan and approved the issuance of 5,472,579 shares of common stock to the minority shareholders in IMPSAT Argentina, IMPSAT Venezuela and IMPSAT Colombia in exchange for their minority interests in those subsidiaries. The acquisition of these minority interests will be accounted for under the purchase method.

13. OPERATING SEGMENT INFORMATION

     The Company's operating segment information, by subsidiary, is as follows for the years ended December 31, 1997, 1998 and 1999:

                                                                 DECEMBER 31,
                                                        ------------------------------
                                                          1997       1998       1999
                                                        --------   --------   --------
TOTAL ASSETS
  IMPSAT Argentina....................................  $197,820   $234,844   $269,356
  IMPSAT Colombia.....................................    85,709    105,187     83,691
  IMPSAT Venezuela....................................    27,478     36,269     40,407
  IMPSAT Mexico.......................................     6,199      8,640     10,991
  IMPSAT Ecuador......................................    12,991     21,262     18,951
  IMPSAT USA..........................................     5,931     15,095     17,917
  IMPSAT Brazil.......................................               27,348     79,064
  Parent Company, Others and eliminations.............     3,788     78,573    307,955
                                                        --------   --------   --------
          CONSOLIDATED TOTAL..........................  $339,916   $527,218   $828,332
                                                        ========   ========   ========
NET REVENUES FROM SERVICES
NETWORK SERVICES
  IMPSAT Argentina....................................  $ 72,287   $ 80,925   $ 83,547
  IMPSAT Colombia.....................................    45,453     51,930     50,920
  IMPSAT Venezuela....................................     8,739     12,699     19,769
  IMPSAT Ecuador......................................     4,845      8,251      9,964
  IMPSAT USA..........................................     5,362      8,478      8,147
  IMPSAT Brazil.......................................                1,535      4,536
  Other...............................................     1,568      2,969      2,785
  Eliminations........................................    (3,382)    (4,171)    (7,190)
                                                        --------   --------   --------
          CONSOLIDATED TOTAL..........................  $134,872   $162,616   $172,478
                                                        ========   ========   ========

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

                                                                 DECEMBER 31,
                                                        ------------------------------
                                                          1997       1998       1999
                                                        --------   --------   --------
INTERNET
  IMPSAT Argentina....................................  $  4,284   $  6,084   $  9,130
  IMPSAT Colombia.....................................     2,067      2,949      2,879
  IMPSAT Venezuela....................................       134        421      1,491
  IMPSAT Ecuador......................................       721      1,836      2,986
  IMPSAT USA..........................................     1,090      4,312      6,029
  IMPSAT Brazil.......................................                  142      1,703
  Others..............................................                7,557      6,028
  Eliminations........................................      (597)    (2,715)    (3,607)
                                                        --------   --------   --------
          CONSOLIDATED TOTAL..........................  $  7,699   $ 20,586   $ 26,639
                                                        ========   ========   ========
OTHER
  IMPSAT Argentina....................................  $ 14,371   $ 13,532   $ 17,532
  IMPSAT Colombia.....................................     2,579      5,568      7,248
  IMPSAT Venezuela....................................       369      2,316      1,972
  IMPSAT Ecuador......................................       150        346        406
  IMPSAT USA..........................................     1,460      1,804      3,067
  IMPSAT Brazil.......................................                2,199      2,329
  Others..............................................       208      2,199      1,450
  Eliminations........................................      (643)    (3,077)    (4,670)
                                                        --------   --------   --------
          CONSOLIDATED TOTAL..........................  $ 18,494   $ 24,887   $ 29,334
                                                        ========   ========   ========
TOTAL NET REVENUE FROM SERVICES
  IMPSAT Argentina....................................  $ 90,942   $100,541   $110,209
  IMPSAT Colombia.....................................    50,099     60,447     61,047
  IMPSAT Venezuela....................................     9,242     15,436     23,232
  IMPSAT Ecuador......................................     5,716     10,433     13,356
  IMPSAT USA..........................................     7,912     14,594     17,243
  IMPSAT Brazil.......................................                3,876      8,568
  Others..............................................     1,776     12,725     10,263
  Eliminations........................................    (4,622)    (9,963)   (15,467)
                                                        --------   --------   --------
          CONSOLIDATED TOTAL..........................  $161,065   $208,089   $228,451
                                                        ========   ========   ========
OPERATING INCOME (LOSS)
  IMPSAT Argentina....................................    13,299   $ 14,779   $(40,988)
  IMPSAT Colombia.....................................    20,213     21,458    (10,120)
  IMPSAT Venezuela....................................      (811)       366     (2,786)
  IMPSAT Mexico.......................................    (1,809)    (2,333)    (3,222)
  IMPSAT Ecuador......................................     1,651      1,535     (2,030)
  IMPSAT USA..........................................       297      1,057     (9,710)
  IMPSAT Brazil.......................................        --     (7,611)   (16,213)
  Eliminations........................................    (9,476)    (2,381)   (11,117)
                                                        --------   --------   --------
          CONSOLIDATED TOTAL..........................  $ 23,364   $ 26,870   $(96,186)
                                                        ========   ========   ========

14. RELATED PARTY TRANSACTIONS

     The Company in the normal course of its business provides telecommunications network services to affiliates of its majority stockholder and to affiliates of the minority stockholders of certain of its subsidiaries.

                  IMPSAT FIBER NETWORKS, INC. AND SUBSIDIARIES

During the years ended December 31, 1997, 1998 and 1999, such services totaled approximately $6.7 million, $10.1 million and $11.0 million, respectively. In addition, the Company also enters into transactions with such affiliates, which primarily include financial (borrowings), insurance, and employee benefits services. During the years ended December 31, 1997, 1998 and 1999, such transactions totaled approximately $3.8 million, $4.3 million and $9.1 million, respectively.

     Investment banking fees amounting to $5.9 million and $4.1 million, respectively were paid to representative affiliates of the redeemable preferred stock shareholders during 1998 and 1999.

15. COMMITMENTS AND CONTINGENCIES

     Commitments -- The Company leases satellite capacity with average annual rental commitments of approximately $9.5 million, through the year 2003. In addition, the Company has commitments to purchase communications equipment amounting to approximately $28.5 million at December 31, 1999, and was not obligated under any letters of credit at December 31, 1999.

     Guarantees -- The Company is a third party guarantor of up to 75% of a $6.0 million credit facility provided to IMPSAT Venezuela by a regional development fund. At December 31, 1999, the balance outstanding on the credit facility amounted to approximately $2.4 million.

     IMPSAT Brazil has entered into a $5.3 million term note with El Camino Resources, which is guaranteed by the Company and IMPSAT Argentina. At December 31, 1999, the balance outstanding was approximately $4.7 million.

     Litigation -- The Company is involved in or subject to various litigation and legal proceedings incidental to the normal conduct of its business. Whenever justified, the Company expects to vigorously prosecute or defend such claims, although there can be no assurance that the Company will ultimately prevail with respect to any such matters.

     In November 1996, IMPSAT Argentina filed suit against one of its customers, ENCOTESA, for amounts due and arising under IMPSAT Argentina's contracts with ENCOTESA, the Argentine national postal service for $7.3 million. The Company had reclassified the trade account receivables from ENCOTESA to non-current assets at the estimated net realizable value of $5.1 million as determined by the Company's management based on the advice of local legal counsel. Although this matter continues to be negotiated for settlement, the Company during September 1999 estimated the net realizable value to be zero and, accordingly, recorded an adjustment of $5.1 million, which is included within selling, general and administrative expenses in the accompanying consolidated statement of operations.

16. DEVALUATION

     During 1999, the Brazilian real experienced a significant decline in value in relation to the U.S. dollar, if compared with the prevailing exchange rates of December 31, 1998. As a result of this devaluation, the Company recognized approximately $8.9 million in foreign exchange losses during the year ended December 31, 1999, which are reflected in net gain (loss) on foreign exchange in the accompanying 1999 statement of operations.

                                  * * * * * *

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

Forward-Looking Statements............    2
Summary...............................    3
Risk Factors..........................   13
Capitalization........................   25
Selected Consolidated Financial and
  Other Data..........................   26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   29
Industry Overview.....................   40
Business..............................   43
Management............................   66
Certain Relationships and Related
  Transactions........................   73
Description of Our Indebtedness.......   76
Principal Stockholders................   78
The Exchange Offer....................   79
Description of the Notes..............   85
Plan of Distribution..................  119
Certain United States Federal Income
  Tax Considerations..................  119
Legal Matters.........................  123
Experts...............................  123
Where You Can Find More Information...  123
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------

     UNTIL           , 2000 (90 DAYS AFTER THE DATE OF THIS EXCHANGE OFFER), ALL
DEALERS OFFERING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THIS EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS.
                                  $300,000,000

                          IMPSAT FIBER NETWORKS, INC.

                          13 3/4 SENIOR NOTES DUE 2005
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                          , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons, including directors and officers, who are (or are threatened to be made) parties to any threatened, pending or completed legal action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of their being directors or officers of the corporation. The indemnity may include expenses, attorneys' fees, judgments, fines and amounts paid in settlement, provided such sums were actually and reasonably incurred in connection with such action, suit or proceeding and provided the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, in the case of criminal proceedings, provided he had no reasonable cause to believe that his conduct was unlawful. The corporation may indemnify directors and officers in a derivative action (in which suit is brought by a stockholder on behalf of the corporation) under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged liable to the corporation. If the director or officer is successful on the merits or otherwise in defense of any actions referred to above, the corporation must indemnify him against the expenses and attorneys' fees he actually and reasonably incurred.

     Article VII Section 1 of the Company's By-laws provides that the Company shall indemnify its officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

 3.1    Amended and Restated Certificate of Incorporation of the
        Company (filed on January 14, 2000 as Exhibit No. 3.1 to
        IMPSAT's Amendment No. 1 to Registration Statement No.
        333-88389 on Form S-1) and incorporated herein by reference.
 3.2    Amended and Restated Bylaws of the Company (filed on January
        14, 2000 as Exhibit No. 3.2 to IMPSAT's Amendment No. 1 to
        Registration Statement No. 333-88389 on Form S-1) and
        incorporated herein by reference.
 4.1*   Indenture for the Notes, dated as of February 16, 2000,
        among the Company, The Bank of New York, as Trustee and
        Banque Internationale a Luxembourg (including form of Note).
 4.2*   Placement Agreement dated as of February 16, 2000 among the
        Company and the Initial Purchasers.
 4.3*   Registration Rights Agreement, dated February 16, 2000,
        among the Company and the Initial Purchasers.
 4.4*   Form of Note (included in Exhibit 4.1).
 5.1    Form of Opinion of Arnold & Porter as to the legality of the securities being registered (including consent).
10.1    Form of Exchange Agent Agreement between the Company and The
        Bank of New York as Exchange Agent.
10.2+   Turnkey Backhaul Construction and IRU Agreement between
        IMPSAT Brazil and South American Crossing, Ltd. (Rio de
        Janeiro), dated as of February 17, 2000.
        In accordance with Instruction 2 to Item 601 of Regulation
        S-K, the following agreement was not filed as an exhibit
        because it is substantially identical in all material
        respects to Exhibit 10.2: Turnkey Backhaul Construction and
        IRU Agreement between IMPSAT Brazil and South American
        Crossing, Ltd. (Sao Paolo), dated as of February 17, 2000.
12.1    Computation of ratio of earnings to fixed charges.
21.1    List of subsidiaries of the Company (incorporated by
        reference to the "Summary" section of the Prospectus
        hereto).
23.1    Consent of Deloitte & Touche LLP, Miami, Florida.
23.2    Consent of Arnold & Porter (contained in its opinion to be filed as Exhibit 5 hereto).

24.1    Power of Attorney (included on the signature page hereto).
25.1 Statement of eligibility under the Trust Indenture Act of 1939, as amended, on Form T-1 of The Bank of New York, as
        Trustee under the Indenture.
99.1    Form of Letter of Transmittal.
99.2    Form of Guaranteed Delivery.

------------

* Previously filed as an exhibit to the Company's Annual Report on Form 10-K for 1999, filed with the Commission on March 30, 2000 and incorporated herein by reference.

+ Confidential treatment requested as to certain portions, which portions were omitted and filed separately with the Commission.

     (b) Financial Statement Schedules

     Schedule II -- All schedules for which provision is made in the applicable accounting regulations of the Commission are omitted because they are not applicable, or the information is included in the financial statements included herein.

ITEM 22. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1993;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires in the Republic of Argentina, April 17, 2000.

                                            IMPSAT FIBER NETWORKS, INC.

                                            By:  /s/ RICARDO A. VERDAGUER
                                              ----------------------------------
                                              Ricardo A. Verdaguer
                                                President and Chief Executive
                                                Officer of IMPSAT Fiber
                                                Networks, Inc.

Date: April 17, 2000

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below (each, a "Signatory") constitutes and appoints Guillermo Jofre, Guillermo V. Pardo and Jose R. Torres and Mauricio Gabriel Klau (each, an "Agent," and collectively, "Agents") or either of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to sign this Report and any and all amendments thereto and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission. Each Signatory further grants to the Agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary, in the judgment of such Agent, to be done in connection with any such signing and filing, as full to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said Agents, or any of them, or their or his other substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

              /s/ ENRIQUE M. PESCARMONA                  Chairman of the Board of        April 17, 2000
-----------------------------------------------------      Directors of IMPSAT
                Enrique M. Pescarmona                      Fiber Networks, Inc.

              /s/ RICARDO A. VERDAGUER                   Director, President and         April 17, 2000
-----------------------------------------------------      Chief Executive Officer
                Ricardo A. Verdaguer                       of IMPSAT Fiber
                                                           Networks, Inc.

                 /s/ GUILLERMO JOFRE                     Chief Financial Officer of      April 17, 2000
-----------------------------------------------------      IMPSAT Fiber Networks,
                   Guillermo Jofre                         Inc.

                 /s/ JOSE R. TORRES                      Vice President,                 April 17, 2000
-----------------------------------------------------      Administration and Chief
                   Jose R. Torres                          Accounting Officer of
                                                           IMPSAT Fiber Networks,
                                                           Inc.

                  /s/ ROBERTO VIVO                       Director and Deputy Chief       April 17, 2000
-----------------------------------------------------      Executive Officer of
                    Roberto Vivo                           IMPSAT Fiber Networks,
                                                           Inc.

                /s/ ALEXANDER RIVELIS                    Director and Vice               April 17, 2000
-----------------------------------------------------      President, Carrier's
                  Alexander Rivelis                        Carrier of IMPSAT Fiber
                                                           Networks, Inc.

                /s/ LUCAS PESCARMONA                     Director of IMPSAT Fiber        April 17, 2000
-----------------------------------------------------      Networks, Inc.
                  Lucas Pescarmona

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                /s/ SOFIA PESCARMONA                     Director of IMPSAT Fiber        April 17, 2000
-----------------------------------------------------      Networks, Inc.
                  Sofia Pescarmona

                                                         Director of IMPSAT Fiber        April   , 2000
-----------------------------------------------------      Networks, Inc.
                  Stephen R. Munger

                                                         Director of IMPSAT Fiber        April   , 2000
-----------------------------------------------------      Networks, Inc.
                   Jeronimo Bosch

                                                         Director of IMPSAT Fiber        April   , 2000
-----------------------------------------------------      Networks, Inc.
                  Geoffrey Almeida

                                                         Director of IMPSAT Fiber        April   , 2000
-----------------------------------------------------      Networks, Inc.
                   John McElligott

              /s/ MAURICIO GABRIEL KLAU                  Attorney-in-Fact                April 17, 2000
-----------------------------------------------------
                Mauricio Gabriel Klau

                                 EXHIBIT INDEX

EXHIBIT                                                                 PAGE
  NO.                             DESCRIPTION                           NO.
-------                           -----------                           ----
  3.1     Amended and Restated Certificate of Incorporation of the
          Company (filed on January 14, 2000 as Exhibit No. 3.1 to
          IMPSAT's Amendment No. 1 to Registration Statement No.
          333-88389 on Form S-1) and incorporated herein by reference.
  3.2     Amended and Restated Bylaws of the Company (filed on January
          14, 2000 as Exhibit No. 3.2 to IMPSAT's Amendment No. 1 to
          Registration Statement No. 333-88389 on Form S-1) and
          incorporated herein by reference.
  4.1*    Indenture for the Notes, dated as of February 16, 2000,
          among the Company, The Bank of New York, as Trustee and
          Banque Internationale a Luxembourg (including form of Note).
  4.2*    Placement Agreement dated as of February 16, 2000 among the
          Company and the Initial Purchasers.
  4.3*    Registration Rights Agreement, dated February 16, 2000,
          among the Company and the Initial Purchasers.
  4.4*    Form of Note (included in Exhibit 4.1).
  5.1     Form of Opinion of Arnold & Porter as to the legality of the securities being registered (including consent).
 10.1     Form of Exchange Agent Agreement between the Company and The
          Bank of New York as Exchange Agent.
 10.2+    Turnkey Backhaul Construction and IRU Agreement between
          IMPSAT Brazil and South American Crossing, Ltd. (Rio de
          Janeiro), dated as of February 17, 2000.
          In accordance with Instruction 2 to Item 601 of Regulation
          S-K, the following agreement was not filed as an exhibit
          because it is substantially identical in all material
          respects to Exhibit 10.2: Turnkey Backhaul Construction and
          IRU Agreement between IMPSAT Brazil and South American
          Crossing, Ltd. (Sao Paolo), dated as of February 17, 2000.
 12.1     Computation of ratio of earnings to fixed charges.
 21.1     List of subsidiaries of the Company (incorporated by
          reference to the "Summary" section of the Prospectus
          hereto).
 23.1     Consent of Deloitte & Touche LLP, Miami, Florida.
 23.2     Consent of Arnold & Porter (contained in its opinion to be filed as Exhibit 5 hereto).
 24.1     Power of Attorney (included on the signature page hereto).
 25.1     Statement of eligibility under the Trust Indenture Act of
          1939, as amended, on Form T-1 of The Bank of New York, as
          Trustee under the Indenture.
 99.1     Form of Letter of Transmittal
 99.2     Form of Guaranteed Delivery

------------

     * Previously filed as an exhibit to the Company's Annual Report on Form 10-K for 1999, filed with the Commission on March 30, 2000, and incorporated herein by reference.

     + Confidential treatment requested as to certain portions, which portions were omitted and filed separately with the Commission.